As filed with the Securities and Exchange Commission on July 6, 1998
                                                              File No. 333-51971
                                                              File No. 811-08017

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-4
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (  )
                        Pre-effective Amendment No. 1 (X)
                        Post-effective Amendment No. ( )
                                     and/or
                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940 ( )
                         Pre-effective Amendment No. ( )
                      Post-effective Amendment No. 5 ( X )
                        (Check appropriate box or boxes)
                      ------------------------------------

                     ANNUITY INVESTORS(REGISTERED) VARIABLE ACCOUNT B
                           (Exact Name of Registrant)

                   ANNUITY INVESTORS LIFE INSURANCE COMPANY(REGISTERED)
                               (Name of Depositor)
                                  P.O. Box 5423
                           Cincinnati, Ohio 45201-5423
         (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code:
                                 (800) 789-6771
--------------------------------------------------------------------------------
                             Mark F. Muething, Esq.
              Senior Vice President, Secretary and General Counsel
                    Annuity Investors Life Insurance Company
                                  P.O. Box 5423
                           Cincinnati, Ohio 45201-5423
                     (Name and Address of Agent for Service)

                                    Copy to:

                           Catherine S. Bardsley, Esq.
                           Kirkpatrick & Lockhart LLP
                         1800 Massachusetts Avenue, N.W.
                                  Second Floor
                           Washington, D.C. 20036-1800
-------------------------------------------------------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

It is proposed that this filing will become effective.

/_/ Immediately upon filing pursuant to paragraph (b) of Rule 485 /_/ On _____ pursuant to paragraph (b) of Rule 485
/_/ 60 days after filing pursuant to paragraph (a)(1) of Rule 485 /_/ On ______ pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
/_/ This post-effective amendment designates a new effective date for a previously filed post-effective amendment

     The Registrant hereby amends this registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Title of Securities being registered:  shares of beneficial interest

                             CROSS REFERENCE SHEET
                              Pursuant to Rule 495
                        (Commodore AdvantageSERVICEMARK)

                    Showing Location in Part A (Prospectus),
   Part B (Statement of Additional Information) and Part C (Other Information) of Registration Statement Information Required by Form N-4

                                          PART A
                                          ------

         ITEM OF FORM N-4                                              PROSPECTUS CAPTION
         ----------------                                              ------------------

 1.        Cover Page..............................................     Cover Page

 2.        Definitions.............................................     Definitions

 3.        Synopsis................................................     Highlights

 4.        Condensed Financial Information

           (a)     Accumulation Unit Values........................     Condensed Financial Information

           (b)     Performance Data................................     Performance Information

           (c)     Financial Statements............................     Financial Statements for the Company

 5.        General Description of Registrant, Depositor and Portfolio
           Companies
           (a)     Depositor.......................................     Annuity Investors Life Insurance Company(REGISTERED)

           (b)     Registrant......................................     The Separate Account

           (c)     Portfolio Company...............................     The Funds

           (d)     Fund Prospectus.................................     The Funds

           (e)     Voting Rights...................................     Voting Rights

6.         Deductions and Expenses
           (a)     General.........................................     Charges and Deductions

           (b)     Sales Load %....................................     Contingent Deferred Sales Charge

           (c)     Special Purchase Plan...........................     Contingent Deferred Sales Charge

           (d)     Commissions.....................................     Distribution of the Contract

           (e)     Fund Expenses...................................     The Funds



                                       i

           (f)     Operating Expenses..............................     Summary of Expenses

7.         Contracts
           (a)     Persons with Rights.............................     The Contract; Surrenders; Contract Loans; Death
                                                                        Benefit; Voting Rights
           (b)(i)  Allocation of Premium  Payments.................     Purchase Payments

              (ii) Transfers ......................................     Transfers

             (iii) Exchanges.......................................     Additions, Deletions or Substitutions

           (c)     Changes.........................................     Not Applicable

           (d)     Inquiries.......................................     Contacting the Company

8.         Annuity Period..........................................     Settlement Options

9.         Death Benefit...........................................     Death Benefit

10.        Purchases and Contract Values
           (a)     Purchases.......................................     Purchase Payments

           (b)     Valuation.......................................     Fixed Account Value; Variable Account Value

           (c)     Daily Calculation...............................     Accumulation Unit Value; Net Investment Factor

           (d)     Underwriter.....................................     Distribution of the Contract

11.        Redemptions
           (a)     By Owner........................................     Surrender Value; Systematic Withdrawal Option

                   By Annuitant....................................     Not Applicable

           (b)     Texas ORP.......................................     Texas Optional Retirement Program

           (c)     Check Delay.....................................     Suspension or Delay in Payment of Surrender Value

           (d)     Free Look.......................................     Right to Cancel

12.        Taxes...................................................     Federal Tax Matters

13.        Legal Proceedings.......................................     Legal Proceedings

14.        Table of Contents for the Statement of Additional
           Information.............................................     Statement of Additional Information


                                       ii

                                              PART B
                                              ------
                                                                        Statement of Additional
           Item Of Form N-4                                             Information Caption
           ----------------                                             -------------------
15.        Cover Page..............................................     Cover Page

16.        Table of Contents.......................................     Table of Contents

17.        General Information and History.........................     General Information and History

18.        Services
           (a)     Fees and Expenses of Registrant.................     (Prospectus) Summary of Expenses

           (b)     Management Contracts............................     Not Applicable

           (c)     Custodian.......................................     Not Applicable

                   Independent Auditors............................     Experts

           (d)     Assets of Registrant............................     Not Applicable

           (e)     Affiliated Person...............................     Not Applicable

           (f)     Principal Underwriter...........................     Not Applicable

19.        Purchase of Securities Being Offered....................     (Prospectus) Distribution of the Contract

           Offering Sales Load.....................................     (Prospectus) Contingent Deferred Sales Charge

20.        Underwriters............................................     Distribution of the Contract

21.        Calculation of Performance Data
           (a)     Money Market Funded Sub-Accounts................     Money Market Sub-Account Standardized Yield
                                                                        Calculation
           (b)     Other Sub-Accounts..............................     Other Sub-Account Standardized Yield
                                                                        Calculations

22.        Annuity Payments........................................     (Prospectus) Fixed Dollar Benefit;
                                                                        Variable Dollar Benefit; (SAI) Annuity
                                                                        Payments--Settlement Option Tables

23.        Financial Statements....................................     Financial Statements


                                                          PART C

                                                          ------
           Item Of Form N-4                                             Part C Caption
           ----------------                                             --------------
24.        Financial Statements and Exhibits.......................     Financial Statements and Exhibits

           (a)     Financial Statements............................     Financial Statements

           (b)     Exhibits........................................     Exhibits



                                      iii


25.        Directors and Officers of the Depositor.................     Directors and Officers of Annuity Investors Life
                                                                        Insurance Company(REGISTERED)

26.        Persons Controlled By or Under Common Control With the       Persons Controlled By Or Under Common
           Registrant..............................................     Control With the Depositor or Registrant

27.        Number of Owners........................................     Number of Owners

28.        Indemnification.........................................     Indemnification

29.        Principal Underwriters..................................     Principal Underwriter

30.        Location of Accounts and
           Records ................................................     Location of Accounts and Records

31.        Management Services.....................................     Management Services

32.        Undertakings............................................     Undertakings

           Signature Page..........................................     Signature Page


















                                       iv
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

                ANNUITY INVESTORS(REGISTERED) VARIABLE ACCOUNT B
                                       OF
              ANNUITY INVESTORS LIFE INSURANCE COMPANY(REGISTERED)
                                   PROSPECTUS
                                       FOR
                      THE COMMODORE ADVANTAGE[SERVICEMARK]
            INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES
                                    ISSUED BY
                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
           P.O. BOX 5423, CINCINNATI, OHIO 45201-5423, (800) 789-6771


This Prospectus describes The Commodore Advantage(SERVICEMARK) Individual and Group Flexible Premium Deferred Annuity Contracts (the "Contracts") issued by Annuity Investors Life Insurance Company(REGISTERED) (the "Company").

The Commodore Advantage(SERVICEMARK) is available in connection with arrangements that qualify for favorable tax treatment ("Qualified Contract(s)") under Sections 401, 403, 408 and 457(g) of the Code and for non-tax-qualified annuity purchases ("Non-Qualified Contract(s)"), including Contracts purchased by an employer in connection with a Code Section 457 (other than 457(g)) or non-qualified deferred compensation plan.

The Contracts provide for the accumulation of an Account Value on a fixed or variable basis, or a combination of both. The Contracts also provide for the payment of periodic annuity payments on a fixed or variable basis, or a combination of both. If the variable basis is chosen, Annuity Benefit values will be held in Annuity Investors(REGISTERED) Variable Account B (the "Separate Account") and will vary according to the investment performance of the mutual funds in which the Separate Account invests. If the fixed basis is chosen, periodic annuity payments from the Company's general account will be fixed and will not vary.

The Separate Account is divided into Sub-Accounts. The Separate Account uses its assets to purchase, at their net asset value, shares of designated registered investment companies or portfolios thereof (each, a "Fund"). The Funds available for investment in the Separate Account under the Contract are as follows: (1) Janus Aspen Series Aggressive Growth Portfolio; (2) Janus Aspen Series Worldwide Growth Portfolio; (3) Janus Aspen Series Balanced Portfolio; (4) Janus Aspen Series Growth Portfolio; (5) Janus Aspen Series International Growth Portfolio;
(6) Dreyfus Variable Investment Fund-Capital Appreciation Portfolio; (7) Dreyfus Variable Investment Fund-Money Market Portfolio; (8) Dreyfus Variable Investment Fund-Growth and Income Portfolio; (9) Dreyfus Variable Investment Fund-Small Cap Portfolio; (10) The Dreyfus Socially Responsible Growth Fund, Inc.; (11) Dreyfus Stock Index Fund; (12) Strong Opportunity Fund II, Inc.; (13) Strong Variable Insurance Funds, Inc.-Strong Growth Fund II; (14) INVESCO VIF-Industrial Income Portfolio; (15) INVESCO VIF-Total Return Portfolio; (16) INVESCO VIF-High Yield Portfolio; (17) Morgan Stanley Universal Funds, Inc.-U.S. Real Estate Portfolio;
(18) Morgan Stanley Universal Funds, Inc.-Value Portfolio; (19) Morgan Stanley Universal Funds, Inc.-Emerging Markets Equity Portfolio; (20) Morgan Stanley Universal Funds, Inc.-Fixed Income Portfolio; (21) Morgan Stanley Universal Funds, Inc.-Mid Cap Value Portfolio; (22) PBHG Insurance Series Fund, Inc.-PBHG Growth II Portfolio; (23) PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth Portfolio; (24) PBHG Insurance Series Fund, Inc.-PBHG Technology & Communications Portfolio; and (25) The Timothy Plan Variable Series.

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                                     Page 1
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
--------------------------------------------------------------------------------

This Prospectus sets forth the basic information that a prospective investor should know before investing. A "Statement of Additional Information" containing more detailed information about the Contracts is available free of charge by writing to the Company's Administrative Office at P.O. Box 5423, Cincinnati, Ohio 45201-5423. Alternatively, you may access the Statement of Additional Information (as well as all other documents filed with the Securities and Exchange Commission with respect to the Contracts or the Company) at the Securities and Exchange Commission's Web site http://www.sec.gov. The Statement of Additional Information, which has the same date as this Prospectus, as it may be supplemented from time to time, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The table of contents of the Statement of Additional Information is included at the end of this Prospectus.

                                      * * *
            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                     THE SECURITIES AND EXCHANGE COMMISSION
                 OR ANY STATE SECURITIES REGULATORY AUTHORITIES
     NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


                    Please Read this Prospectus Carefully and
                         Retain It for Future Reference.
                  The Date of this Prospectus is July 15, 1998.

     This Prospectus may be supplemented from time to time. The Company may make the Prospectus and/or any supplements thereto available in one or more formats at any given time, including in electronic format.

                  --------------------------------------------

This Prospectus Does Not Constitute An Offering In Any Jurisdiction In Which Such Offering May Not Lawfully Be Made. No Dealer, Salesperson, Or Other Person Is Authorized To Give Any Information Or Make Any Representations In Connection With This Offering Other Than Those Contained In This Prospectus, And, If Given Or Made, Such Other Information Or Representations Must Not Be Relied Upon.

                  --------------------------------------------

Variable Annuity Contracts Are Not Deposits Or Obligations Of, Or Endorsed Or Guaranteed By, Any Financial Institution, Nor Are They Federally Insured Or Otherwise Protected By The Federal Deposit Insurance Corporation, The Federal Reserve Board, Or Any Other Agency; They Are Subject To Investment Risks, Including Possible Loss Of Principal Investment.

This Prospectus Is Valid Only When Accompanied By The Current Prospectus For Each Underlying Fund. Both This Prospectus And The Underlying Fund Prospectuses Should Be Read And Retained For Future Reference.



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                                     Page 2
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INDIVIDUAL AND GROUP  FLEXIBLE PREMIUM DEFERRED ANNUITIES             PROSPECTUS
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                                TABLE OF CONTENTS
                                -----------------
                                                                         PAGE
                                                                         ----

DEFINITIONS................................................................6

HIGHLIGHTS.................................................................9
    The Contract...........................................................9
    The Separate Account...................................................9
    The Fixed Account.....................................................10
    Purchase Payment Bonus................................................10
    Transfers Before the Annuity Commencement Date........................10
    Surrenders............................................................10
    Contingent Deferred Sales Charge ("CDSC").............................10
    Other Charges and Deductions..........................................10
    Annuity Benefits......................................................11
    Death Benefit.........................................................11
    Federal Income Tax Consequences.......................................11
    Right to Cancel.......................................................11
    Contacting the Company................................................11

SUMMARY OF EXPENSES.......................................................12
    Owner Transaction Expenses............................................12
    Annual Expenses.......................................................12
    Examples .............................................................17


CONDENSED FINANCIAL INFORMATION...........................................18


FINANCIAL STATEMENTS FOR THE COMPANY......................................22

THE FUNDS.................................................................22
    Janus Aspen Series....................................................22
             Aggressive Growth Portfolio..................................22
             Worldwide Growth Portfolio...................................22
             Balanced Portfolio...........................................22
             Growth Portfolio.............................................22
             International Growth Portfolio...............................22

    Dreyfus Funds.........................................................22
             Dreyfus Variable Investment Fund-Capital Appreciation
               Portfolio..................................................22
             Dreyfus Variable Investment Fund-Money Market
               Portfolio..................................................23
             Dreyfus Variable Investment Fund-Growth and Income
               Portfolio..................................................23
             Dreyfus Variable Investment Fund-Small Cap Portfolio.........23
             The Dreyfus Socially Responsible Growth Fund, Inc............23
             Dreyfus Stock Index Fund.....................................23

    Strong Funds..........................................................23
             Strong Opportunity Fund II, Inc..............................23
             Strong Growth Fund Ii (Strong Variable Insurance
               Funds, Inc.)...............................................23
    INVESCO Variable Investment Funds, Inc................................24
             Industrial Income Portfolio..................................24
             Total Return Portfolio.......................................24
             High Yield Portfolio.........................................24
    Morgan Stanley Universal Funds, Inc...................................24
             U.S. Real Estate Portfolio...................................24
             Value Portfolio..............................................24
             Emerging Markets Equity Portfolio............................24
             Fixed Income Portfolio.......................................24
             Mid Cap Value Portfolio......................................25
    PBHG Insurance Series Fund, Inc.......................................25
             PBHG Growth II Portfolio.....................................25
             PBHG Large Cap Growth Portfolio..............................25


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                                     Page 3
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INDIVIDUAL AND GROUP  FLEXIBLE PREMIUM DEFERRED ANNUITIES             PROSPECTUS
--------------------------------------------------------------------------------

             PBHG Technology & Communications Portfolio...................25
    The Timothy Plan Variable Series......................................25
             The Timothy Plan Variable Series.............................25
    Additions, Deletions, or Substitutions................................26

PERFORMANCE INFORMATION...................................................26
    Yield Data............................................................26
    Total Return Data.....................................................27

ANNUITY INVESTORS LIFE INSURANCE COMPANY(REGISTERED) AND THE SEPARATE
ACCOUNT...................................................................27
    Annuity Investors Life Insurance Company..............................27
    Published Ratings.....................................................27
    Year 2000.............................................................28
    The Separate Account..................................................28

THE FIXED ACCOUNT.........................................................28
    Fixed Account Options.................................................28
    Renewal of Fixed Account Options......................................29

THE CONTRACTS.............................................................29
    Right to Cancel.......................................................29

PURCHASE PAYMENTS.........................................................30
    Purchase Payments.....................................................30
    Purchase Payment Bonus................................................30
    Allocation of Purchase Payments.......................................30

ACCOUNT VALUE.............................................................30
    Fixed Account Value...................................................31
    Variable Account Value................................................31
    Accumulation Unit Value...............................................31
    Net Investment Factor.................................................31

TRANSFERS.................................................................33
    Telephone Transfers...................................................33
    Dollar Cost Averaging.................................................33
    Portfolio Rebalancing.................................................34
    Interest Sweep........................................................34
    Principal Guarantee Option............................................34
    Changes by the Company................................................35

SURRENDERS................................................................35
    Surrender Value.......................................................35
    Suspension or Delay in Payment of Surrender Value.....................35
    Free Withdrawal Privilege.............................................36
    Systematic Withdrawal.................................................36

DEATH BENEFIT.............................................................37
    When A Death Benefit Will Be Paid.....................................37
    Death Benefit Values..................................................37
    Death Benefit Commencement Date.......................................37
    Form Of Death Benefit.................................................37
    Beneficiary...........................................................37

CHARGES AND DEDUCTIONS....................................................39
    Contingent Deferred Sales Charge ("CDSC").............................39
    Maintenance and Administration Charges................................40
    Mortality and Expense Risk Charge.....................................41
    Premium Taxes.........................................................41
    Transfer Fee..........................................................41
    Reduction or Elimination of Contract Charges..........................42

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                                     Page 4
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INDIVIDUAL AND GROUP  FLEXIBLE PREMIUM DEFERRED ANNUITIES             PROSPECTUS
--------------------------------------------------------------------------------

SETTLEMENT OPTIONS........................................................42
    Annuity Commencement Date.............................................42
    Election of Settlement Option.........................................42
    Benefit Payments......................................................42
    Fixed Dollar Benefit..................................................43
    Variable Dollar Benefit...............................................43
    Transfers after the Commencement Date.................................43
    Transfer Formula......................................................44
    Settlement Options....................................................44
    Minimum Amounts.......................................................45
    Settlement Option Tables..............................................45

GENERAL PROVISIONS........................................................45
    Non-participating.....................................................45
    Misstatement..........................................................45
    Proof of Existence and Age............................................45
    Discharge of Liability................................................46
    Transfer of Ownership.................................................46
             Non-Qualified Contract.......................................46
             Qualified Contract...........................................46
    Assignment............................................................46
             Non-Qualified Contract.......................................46
             Qualified Contract...........................................46
    Incontestability......................................................46
    Entire Contract.......................................................46
    Changes -- Waivers....................................................47
    Notices and Directions................................................47

FEDERAL TAX MATTERS.......................................................47
    Introduction..........................................................47
    Taxation of Annuities in General......................................47
    Surrenders............................................................48
             Qualified Contracts..........................................48
             Non-qualified Contracts......................................48
    Benefit Payments......................................................48
    Penalty Tax...........................................................48
    Taxation of Death Benefit Proceeds....................................48
    Transfers, Assignments, or Exchanges of The Contract..................48
    Qualified Contracts - General.........................................48
             Individual Retirement Annuities..............................48
             Tax-sheltered Annuities......................................49
             Texas Optional Retirement Program............................49
             Pension and Profit Sharing Plans.............................49
    Certain Deferred Compensation Plans...................................49
    Withholding...........................................................49
    Possible Changes in Taxation..........................................49
    Other Tax Consequences................................................49
    General ..............................................................50

DISTRIBUTION OF THE CONTRACTS.............................................50

LEGAL PROCEEDINGS.........................................................50

VOTING RIGHTS.............................................................51

AVAILABLE INFORMATION.....................................................51

STATEMENT OF ADDITIONAL INFORMATION.......................................52

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                                     Page 5
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INDIVIDUAL AND GROUP  FLEXIBLE PREMIUM DEFERRED ANNUITIES             PROSPECTUS
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                                   DEFINITIONS

ACCOUNT(S):  The Sub-Account(s) and/or the Fixed Account options.

ACCOUNT VALUE: The aggregate value of the Owner's interest in the Sub-Account(s) and the Fixed Account options as of the end of any Valuation Period. The value of the Owner's interest in all Sub-Accounts is the "Variable Account Value," and the value of the Owner's interest in all Fixed Account options is the "Fixed Account Value."

ACCUMULATED EARNINGS: The Account Value in excess of Purchase Payments received by the Company which have not been returned to the Owner.

ACCUMULATION PERIOD: The period prior to the applicable Commencement Date.

ACCUMULATION UNIT: The unit of measure used to calculate the value of the Sub-Account(s) prior to the applicable Commencement Date. The value of an
Accumulation Unit is referred to as an "Accumulation Unit Value" or "Accumulation UV."

ADMINISTRATIVE OFFICE: The home office of the Company or any other place of business the Company may designate for administration.

AGE:  Age as of most recent birthday.

ANNUITANT: A natural person whose life is used to determine the duration of annuity payments involving life contingencies.

ANNUITY BENEFIT: Periodic payments under a settlement option, which commence on or after the Annuity Commencement Date.

ANNUITY COMMENCEMENT DATE: The first day of the first Payment Interval for which an Annuity Benefit payment is to be made under a settlement option.

BENEFICIARY: A person entitled to the Death Benefit under the Contract upon the death of an Owner. If there is a surviving joint Owner, that person will be deemed the Beneficiary.

BENEFIT PAYMENT: The Annuity Benefit or Death Benefit payable under a settlement option. Variable Dollar Benefit payments may vary in amount. Fixed Dollar
Benefit payments remain constant except under certain joint and survivor settlement options.

BENEFIT PAYMENT PERIOD: The period starting on the Commencement Date during which Benefit Payments are to be made under the Contract.

BENEFIT UNIT: The unit of measure used to determine the dollar value of any Variable Dollar Benefit payments after the first Benefit Payment is made by the Company. The value of a Benefit Unit is referred to as a "Benefit Unit Value."

CERTIFICATE: The document issued to a Participant evidencing his or her participation under a group Contract.

CODE: The Internal Revenue Code of 1986, as amended, and the rules and regulations issued thereunder.

COMMENCEMENT DATE: The Annuity Commencement Date if an Annuity Benefit is payable under the Contract, or the Death Benefit Commencement Date if a Death Benefit is payable under the Contract.

CONTRACT ANNIVERSARY:  An annual anniversary of the Contract Effective Date.

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                                     Page 6
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INDIVIDUAL AND GROUP  FLEXIBLE PREMIUM DEFERRED ANNUITIES             PROSPECTUS
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CONTRACT EFFECTIVE DATE: The date shown on the Contract Specifications page.

CONTRACT YEAR: Any period of twelve consecutive months commencing on the Contract Effective Date and on each Contract Anniversary thereafter.

DEATH BENEFIT: The benefit described in the Benefit on Death of Owner section of the Contract.

DEATH BENEFIT COMMENCEMENT DATE: The first day of the first Payment Interval for which a Death Benefit payment is to be made under a settlement option, or the date a Death Benefit is to be paid in a lump sum.

DEATH BENEFIT VALUATION DATE: The date that Due Proof of Death has been received by the Company and the earlier to occur of:

        1) the Company's receipt of a Written Request with instructions as to the form of Death Benefit; or
        2)  the Death Benefit Commencement Date.

DUE PROOF OF DEATH: Any of the following: (1) a certified copy of a death certificate; (2) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or (3) any other proof satisfactory to the Company.

FUND: A management investment company, or a portfolio thereof, registered under the Investment Company Act of 1940, as amended, in which the Separate Account invests.

NET ASSET VALUE: The amount computed by an investment company, no less frequently than each Valuation Period, as the price at which its shares or units, as the case may be, are redeemed in accordance with the rules of the Securities and Exchange Commission.

OWNER: The person(s) identified as such on the Contract Specifications page.

PARTICIPANT: A person who participates in the benefits of a group Contract.

PAYMENT INTERVAL: A monthly, quarterly, annual or other regular interval during the Benefit Payment Period.

PERSON CONTROLLING PAYMENTS:

    NON-QUALIFIED   CONTRACTS:  The  "Person  Controlling  Payments"  means  the following, as the case may be:

        1)  with respect to Annuity Benefit payments,
              a)  the Owner, if the Owner has the right to change the payee; or
              b)  in all other cases, the payee; and
        2) with respect to Death Benefit payments, a) the Beneficiary; or b) if the Beneficiary is deceased, the payee.

    QUALIFIED CONTRACTS: The "Person Controlling Payments" means the following, as the case may be:

       1) with respect to Annuity Benefit payments, the Owner; and 2)with respect to Death Benefit payments,
              a)  the Beneficiary; or
              b)  if the Beneficiary is deceased, the payee.

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                                     Page 7

INDIVIDUAL AND GROUP  FLEXIBLE PREMIUM DEFERRED ANNUITIES             PROSPECTUS
--------------------------------------------------------------------------------


PURCHASE PAYMENT: A contribution amount paid to the Company in consideration for the Contract, after the deduction of any and all of the following that may apply:

       1) any fee charged by the person remitting payments for the Owner;
       2) premium taxes; and/or
       3) other taxes.

SEPARATE ACCOUNT: An account, which may be an investment company, which is established and maintained by the Company pursuant to the laws of the State of Ohio.

SUB-ACCOUNT: The Separate Account is divided into Sub-Accounts, each of which is invested in the shares of a designated Fund.

SURRENDER VALUE: The amount payable under a Contract if the Contract is surrendered.

VALUATION PERIOD: The period commencing at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date. "Valuation Date" means each day on which the New York Stock Exchange is open for business.

WRITTEN REQUEST: Information provided, or a request made, that is complete and satisfactory to the Company, that is sent to the Company on the Company's form or in a manner satisfactory to the Company, which may, at the Company's discretion, be telephonic, and that is received by the Company at the Administrative Office. A Written Request is subject to any payment made or any action the Company takes before the Written Request is acknowledged by the Company. A Written Request may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. An Owner may be required to return his or her Contract to the Company in connection with a Written Request.
















--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP  FLEXIBLE PREMIUM DEFERRED ANNUITIES             PROSPECTUS
--------------------------------------------------------------------------------

                                   HIGHLIGHTS

THE CONTRACT. The Commodore Advantage(SERVICEMARK) Contracts described in this Prospectus are available for use in connection with certain non-tax-qualified annuity purchases, including Contracts purchased by an employer in connection with a Code Section 457 (other than 457(g)) or non-qualified deferred compensation plan, and are also available for arrangements that qualify for favorable tax treatment under Section 401, 403, 408 or 457(g) of the Code.

Participation in a group Contract will be evidenced by the issuance of a Certificate describing the Participant's interest under the group Contract. Participation in an individual Contract will be evidenced by the issuance of an individual Contract. References to "Contract" throughout this Prospectus shall also mean Certificates under group Contracts except where noted. For such group Contracts, references to "Owner" shall also mean the Participant unless the Contract and Certificate otherwise require the Owner to exercise Contractual rights. Unless changed by endorsement, or otherwise noted herein, group Contract provisions are identical to Qualified Contract provisions described in this Prospectus.

The Owner is the person or persons designated as such on the Contract Specifications page. Subject to the terms of the Contract and unless the Owner dies before the Annuity Commencement Date, the Account Value, after certain adjustments, will be applied to the payment of an Annuity Benefit under the settlement option elected by the Owner.

The Account Value will depend on the investment experience of the amounts allocated to each Sub-Account of the Separate Account elected by the Owner and/or interest credited on amounts allocated to the Fixed Account option(s) elected. All Annuity Benefits and other values provided under the Contract when based on the investment experience of the Separate Account Sub-Accounts are variable and are not guaranteed as to dollar amount. Therefore, the Owner bears the entire investment risk with respect to amounts allocated to the Separate Account Sub-Accounts under the Contract.

THERE IS NO GUARANTEED OR MINIMUM SURRENDER VALUE WITH RESPECT TO AMOUNTS ALLOCATED TO THE SEPARATE ACCOUNT, SO THE PROCEEDS OF A SURRENDER COULD BE LESS THAN THE TOTAL PURCHASE PAYMENTS.

THE SEPARATE ACCOUNT. Annuity Investors(REGISTERED) Variable Account B is a Separate Account of the Company that is divided into Sub-Accounts. (See "The Separate Account," page 27.) The Separate Account uses its assets to purchase, at their Net Asset Value, shares of a Fund. The Funds available for investment in the Separate Account under the Contract are as follows: (1) Janus Aspen Series Aggressive Growth Portfolio; (2) Janus Aspen Series Worldwide Growth Portfolio; (3) Janus Aspen Series Balanced Portfolio; (4) Janus Aspen Series Growth Portfolio; (5) Janus Aspen Series International Growth Portfolio; (6) Dreyfus Variable Investment Fund-Capital Appreciation Portfolio; (7) Dreyfus Variable Investment Fund-Money Market Portfolio; (8) Dreyfus Variable Investment Fund-Growth and Income Portfolio; (9) Dreyfus Variable Investment Fund-Small Cap Portfolio; (10) The Dreyfus Socially Responsible Growth Fund, Inc.; (11) Dreyfus Stock Index Fund; (12) Strong Opportunity Fund II, Inc.; (13) Strong Variable Insurance Funds, Inc.-Strong Growth Fund II; (14) INVESCO VIF-Industrial Income Portfolio; (15) INVESCO VIF-Total Return Portfolio; (16) INVESCO VIF-High Yield Portfolio; (17) Morgan Stanley Universal Funds, Inc.-U.S. Real Estate Portfolio;
(18) Morgan Stanley Universal Funds, Inc.-Value Portfolio; (19) Morgan Stanley Universal Funds, Inc.-Emerging Markets Equity Portfolio; (20) Morgan Stanley Universal Funds, Inc.-Fixed Income Portfolio; (21) Morgan Stanley Universal Funds, Inc.-Mid Cap Value Portfolio; (22) PBHG Insurance Series Fund, Inc.-PBHG Growth II Portfolio; (23) PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth Portfolio; (24) PBHG Insurance Series Fund, Inc.-PBHG Technology & Communications Portfolio; and (25) The Timothy Plan Variable Series.




--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------


Each Fund pays its investment adviser and other service providers certain fees charged against the assets of the Fund. The Account Value of a Contract and the amount of a Variable Dollar Benefit will vary to reflect the investment performance of all the Sub-Accounts elected by the Owner and the deduction of the charges described under "CHARGES AND DEDUCTIONS," page 37. For more information about the Funds, see "THE FUNDS," page 21 and the accompanying Fund prospectuses.

THE FIXED ACCOUNT. The Fixed Account is an account within the Company's general account. There are currently five Fixed Account options available under the Fixed Account: a Fixed Accumulation Account Option and four fixed term options. Purchase Payments allocated or amounts transferred to the Fixed Account options are credited with interest at a rate declared by the Company's Board of Directors, but in any event at a minimum guaranteed annual rate of 3.0% corresponding to a daily rate of 0.0081%. (See "THE FIXED ACCOUNT," page 28.)

PURCHASE PAYMENT BONUS. A bonus will be credited to each Purchase Payment received by the Company in the amount of 3% of the Purchase Payment. The bonus amounts will be forfeited if a Contract is canceled during the Right to Cancel period of the Contract, if any, or if the Contract is surrendered in full during the first Contract Year. (See "Purchase Payment Bonus," page 30.)

TRANSFERS BEFORE THE ANNUITY COMMENCEMENT DATE. Prior to the Annuity Commencement Date, the Owner may transfer values between the Separate Account and the Fixed Account, within the Fixed Account and between the Sub-Accounts, by Written Request to the Company or by telephone in accordance with the Company's telephone transfer rules. (See "TRANSFERS," page 31.)

The Company currently charges a fee of $25 for each transfer ("Transfer Fee") in excess of twelve made during the same Contract Year. (See "TRANSFERS," page 31.)

SURRENDERS. All or part of the Surrender Value of a Contract may be surrendered by the Owner on or before the Annuity Commencement Date by Written Request to the Company. Purchase Payments surrendered may be subject to a Contingent Deferred Sales Charge ("CDSC") depending upon how long the Purchase Payments to be withdrawn have been held under the Contract. Amounts withdrawn also may be subject to a premium tax or similar tax, depending upon the jurisdiction in which the Owner lives. Surrenders may be subject to a 10% premature distribution penalty tax if made before the Owner reaches age 59 1/2. Surrenders may further be subject to federal, state or local income taxes or significant tax law restrictions. (See "FEDERAL TAX MATTERS," page 45.)

CONTINGENT DEFERRED SALES CHARGE ("CDSC"). A CDSC may be imposed on amounts surrendered. The maximum CDSC is 8% for each Purchase Payment. That percentage decreases over eight years to 0% after year eight. (See "CHARGES AND DEDUCTIONS," page 37.)

The CDSC may be reduced or waived under certain circumstances. (See "CHARGES AND DEDUCTIONS," page 37.)

OTHER CHARGES AND DEDUCTIONS. The Company deducts a daily charge ("Mortality and Expense Risk Charge") at an effective annual rate of 1.25% of the daily Net Asset Value of each Sub-Account. The Mortality and Expense Risk Charge is not assessed against Fixed Account options. (See "CHARGES AND DEDUCTIONS," page 37.)

The Company also deducts a Contract maintenance charge each year ("Contract Maintenance Fee"). This Fee is currently $30 and is deducted from an Owner's Variable Account Value on each Contract Anniversary, and on a full surrender. The Contract Maintenance Fee may be waived under certain circumstances. The Contract Maintenance Fee is not assessed against Fixed Account options. (See "CHARGES AND DEDUCTIONS," page 37.)

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP  FLEXIBLE PREMIUM DEFERRED ANNUITIES             PROSPECTUS
--------------------------------------------------------------------------------


Additionally, the Company deducts a charge to help cover the costs of administering the Contracts and the Separate Account ("Administration Charge"). The Administration Charge is computed at an effective annual rate of 0.15% of the daily Net Asset Value of each Sub-Account. This Administration Charge is not assessed against Fixed Account options.

Charges for premium taxes may be imposed in some jurisdictions. Depending on the applicability of such taxes, the charges may be deducted from Purchase Payments, from surrenders, and from other payments made under the Contract. (See "CHARGES AND DEDUCTIONS," page 37.)

ANNUITY BENEFITS. Annuity Benefits are paid on a fixed or variable basis, or a combination of both. (See "Benefit Payments," page 40.)

DEATH BENEFIT. The Contract provides for the payment of a Death Benefit if the Owner dies prior to the Annuity Commencement Date. The Death Benefit may be paid in one lump sum or pursuant to any available settlement option offered under the Contract. (See "DEATH BENEFIT," page 36.)

FEDERAL INCOME TAX CONSEQUENCES. An Owner generally should not be taxed on increases in the Account Value until a distribution under the Contract occurs (E.G., a surrender or Annuity Benefit) or is deemed to occur (E.G., a loan in default). Generally, a portion (up to 100%) of any distribution or deemed distribution is taxable as ordinary income. The taxable portion of distributions is generally subject to income tax withholding unless the recipient elects otherwise. In addition, a 10% federal penalty tax may apply to certain distributions. (See "FEDERAL TAX MATTERS," page 45.)

RIGHT TO CANCEL  (INDIVIDUAL  CONTRACTS ONLY, UNLESS OTHERWISE REQUIRED BY STATE
LAW).  (INDIVIDUAL  CONTRACTS ONLY, UNLESS OTHERWISE  REQUIRED BY STATE LAW). An
Owner may cancel the Contract by giving the Company written notice of cancellation and returning the Contract before midnight of the twentieth day (or longer if required by state law) after receipt. (See "Right to Cancel," page 29.)

CONTACTING THE COMPANY. All Written Requests and any questions or inquiries should be directed to the Company's Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, (800) 789-6771. All inquiries should include the Contract Number and the Owner's name.

NOTE: THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION IN THE REMAINDER OF THIS PROSPECTUS AND IN THE ACCOMPANYING PROSPECTUSES FOR THE FUNDS. PLEASE REFER TO THE FUND PROSPECTUSES FOR DETAILED INFORMATION ABOUT THE FUNDS. THE REQUIREMENTS OF A PARTICULAR RETIREMENT PLAN, AN ENDORSEMENT TO A CONTRACT OR LIMITATIONS OR PENALTIES IMPOSED BY THE CODE OR THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED, MAY IMPOSE
ADDITIONAL LIMITS OR RESTRICTIONS ON PURCHASE PAYMENTS, SURRENDERS, DISTRIBUTIONS, BENEFITS, OR OTHER PROVISIONS OF THE CONTRACT. THIS PROSPECTUS DOES NOT DESCRIBE SUCH LIMITATIONS OR RESTRICTIONS. (SEE "FEDERAL TAX MATTERS," PAGE 45.)



--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------


                               SUMMARY OF EXPENSES

OWNER TRANSACTION EXPENSES.

================================================================ ===============
 Sales Load Imposed on Purchase Payments                              NONE
--------------------------------------------------------------------------------
 Contingent Deferred Sales Charge (as a percentage of
     Purchase Payments surrendered):
---------------------------------------------------------------- ---------------
 Contract Years elapsed since receipt of Purchase Payment
---------------------------------------------------------------- ---------------
         less than 1 year                                              8%
---------------------------------------------------------------- ---------------
         1 year but less than 2 years                                  8%
---------------------------------------------------------------- ---------------
         2 years but less than 3 years                                 8%
---------------------------------------------------------------- ---------------
         3 years but less than 4 years                                 7%
---------------------------------------------------------------- ---------------
         4 years but less than 5 years                                 6%
---------------------------------------------------------------- ---------------
         5 years but less than 6 years                                 5%
---------------------------------------------------------------- ---------------
         6 years but less than 7 years                                 3%
---------------------------------------------------------------- ---------------
         7 years but less than 8 years                                 2%
---------------------------------------------------------------- ---------------
         8 years or more                                               0%
---------------------------------------------------------------- ---------------
 Surrender Fees                                                       NONE
---------------------------------------------------------------- ---------------
 Transfer Fee 1/                                                      $25
---------------------------------------------------------------- ---------------
 Annual Contract Maintenance Fee 2/                                   $30
================================================================ ===============


ANNUAL EXPENSES. The purpose of these tables is to assist an Owner in understanding the various costs and expenses that the Owner will bear directly and indirectly with respect to investment in the Separate Account. The tables reflect expenses of each Sub-Account as well as of the Funds in which the Separate Account invests. See "CHARGES AND DEDUCTIONS," page 37 of this Prospectus and the accompanying prospectus for the applicable Fund for a more complete description of the various costs and expenses. Information regarding each underlying Fund has been provided to the Company by each Fund, and the Company has not independently verified such information. In addition to the expenses listed in the tables, premium taxes may be applicable. The dollar figures should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

-----------------
1 The first twelve transfers in a Contract Year are free. Thereafter, a $25 fee will be charged on each subsequent transfer.

2 The Contract Maintenance Fee is also assessed at the time of a full surrender. The Company will waive the Contract Maintenance Fee if the Account Value is equal to or greater than $40,000 on the date the Contract Maintenance Fee would otherwise be assessed.

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

============================================================================================================================
SEPARATE ACCOUNT ANNUAL               JANUS A.S.         JANUS A.S.        JANUS A.S.       JANUS A.S.        JANUS A.S.
EXPENSES 3/ as a percentage of        AGGRESSIVE         WORLDWIDE          BALANCED          GROWTH        INTERNATIONAL
average Separate Account assets)        GROWTH             GROWTH          PORTFOLIO 4/     PORTFOLIO 4/        GROWTH
                                      PORTFOLIO 4/       PORTFOLIO 4/                                         PORTFOLIO 4/
----------------------------------------------------------------------------------------------------------------------------
  Mortality and Expense Risk
  Charge                                1.25%              1.25%              1.25%            1.25%            1.25%
----------------------------------------------------------------------------------------------------------------------------
  Administration Charge                 0.15%              0.15%              0.15%            0.15%            0.15%
----------------------------------------------------------------------------------------------------------------------------
  Other Fees and Expenses of
  the Separate Account                  0.00%              0.00%              0.00%            0.00%            0.00%
----------------------------------------------------------------------------------------------------------------------------
  Total Separate Account Annual
  Expenses                              1.40%              1.40%              1.40%            1.40%            1.40%
----------------------------------------------------------------------------------------------------------------------------
FUND ANNUAL EXPENSES 5/
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
----------------------------------------------------------------------------------------------------------------------------
  Management Fees                       0.73%              0.66%              0.76%            0.65%            0.67%
----------------------------------------------------------------------------------------------------------------------------
  Other Expenses                        0.03%              0.08%              0.07%            0.05%            0.29%
----------------------------------------------------------------------------------------------------------------------------
  Total Fund Annual Expenses            0.76%              0.74%              0.83%            0.70%            0.96%
================================= ================== ================== ================= =============== ==================

===================================================================================================================================
SEPARATE ACCOUNT ANNUAL             DREYFUS V.I.F.      DREYFUS       DREYFUS        DREYFUS         THE DREYFUS      DREYFUS
Expenses 3/ (as a percentage of        CAPITAL          V.I.F.         V.I.F.         V.I.F.          SOCIALLY         STOCK
average Separate Account assets)     APPRECIATION       MONEY       GROWTH AND        SMALL         RESPONSIBLE        INDEX
                                      PORTFOLIO 6/      MARKET        INCOME           CAP           GROWTH FUND,      FUND
                                                       PORTFOLIO     PORTFOLIO      PORTFOLIO            INC.
-----------------------------------------------------------------------------------------------------------------------------------
  Mortality and Expense Risk
  Charge                                 1.25%           1.25%          1.25%          1.25%            1.25%            1.25%
-----------------------------------------------------------------------------------------------------------------------------------
  Administration Charge                  0.15%           0.15%          0.15%          0.15%            0.15%            0.15%
-----------------------------------------------------------------------------------------------------------------------------------
  Other Fees and Expenses of the
  Separate Account                       0.00%           0.00%          0.00%          0.00%            0.00%            0.00%
-----------------------------------------------------------------------------------------------------------------------------------
  Total Separate Account Annual
  Expenses                               1.40%           1.40%          1.40%          1.40%            1.40%            1.40%
--------------------------------------------------------------------------------
FUND ANNUAL EXPENSES 5/
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
-----------------------------------------------------------------------------------------------------------------------------------
  Management Fees                        0.75%           0.50%          0.75%          0.75%            0.75%            0.25%
-----------------------------------------------------------------------------------------------------------------------------------
  Other Expenses                         0.05%           0.11%          0.05%          0.03%            0.07%            0.03%
-----------------------------------------------------------------------------------------------------------------------------------
  Total Fund Annual Expenses             0.80%           0.61%          0.80%          0.78%            0.82%            0.28%
===================================================================================================================================

------------------------
3/ Annual expenses are the same for each Sub-Account. These expenses are for the fiscal year ended December 31, 1997.

4/ The management fee for each of these Portfolios reflects the new rate applied to net assets as of December 31, 1997. Other expenses are based on gross expenses of the Shares before expense offset arrangements for the fiscal year ended December 31, 1997. Fee reductions for the Growth, Aggressive Growth, Worldwide Growth, Balanced, and International Growth Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Without such reductions, the Management Fee, Other Expenses and Total Operating Expenses for the Shares would have been 0.74%, 0.04% and 0.78% for the Aggressive Growth
Portfolio; 0.72%, 0.09% and 0.81% for the Worldwide Growth Portfolio; 0.77%, 0.06% and 0.83% for the Balanced Portfolio; 0.74%, 0.04% and 0.78% for Growth Portfolio and 0.79%, 0.29% and 1.08% for the International Growth Portfolio, respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon at least 90 days notice to the Trustees of Janus Aspen Series.

5/ Data for each Fund are for its fiscal year ended December 31, 1997. Actual expenses in future years may be higher or lower.

6/ The "Management Fee" shown for Dreyfus Variable Investment Fund-Capital Appreciation Portfolio is a combined investment advisory and sub-investment advisory fee.
--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

================================================================================
SEPARATE ACCOUNT ANNUAL                STRONG OPPORTUNITY    STRONG V.I.F.-
EXPENSES 3/ (as a percentage of           FUND II, INC.       STRONG GROWTH
average Separate Account                                         FUND II
assets)
================================================================================
  Mortality and Expense Risk
  Charge                                      1.25%               1.25%
--------------------------------------------------------------------------------
  Administration Charge                       0.15%               0.15%
--------------------------------------------------------------------------------
  Other Fees and Expenses of
  the Separate Account                        0.00%               0.00%
--------------------------------------------------------------------------------
  Total Separate Account
  Annual Expenses                             1.40%               1.40%
--------------------------------------------------------------------------------
FUND ANNUAL EXPENSES 5/
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
--------------------------------------------------------------------------------
  Management Fees                             1.00%               1.00%
--------------------------------------------------------------------------------
  Other Expenses                              0.15%               0.20%
--------------------------------------------------------------------------------
  Total Fund Annual Expenses                  1.15%               1.20%
================================================================================

======================================================================================================
SEPARATE ACCOUNT ANNUAL EXPENSES 3/      INVESCO VIF-           INVESCO VIF-           INVESCO VIF-
(as a percentage of average           INDUSTRIAL INCOME        TOTAL RETURN            HIGH YIELD
Separate Account assets)                PORTFOLIO 7,8/          PORTFOLIO 7,8/          Portfolio 7,8/
-------------------------------------------------------------------------------------------------------
  Mortality and Expense Risk
  Charge                                    1.25%                  1.25%                 1.25%
-------------------------------------------------------------------------------------------------------
  Administration Charge                     0.15%                  0.15%                 0.15%
  Other Fees and Expenses of the
  Separate Account                          0.00%                  0.00%                 0.00%
-------------------------------------------------------------------------------------------------------
  Total Separate Account Annual
  Expenses                                  1.40%                  1.40%                 1.40%
-------------------------------------------------------------------------------------------------------
FUND ANNUAL EXPENSES 5/
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
-------------------------------------------------------------------------------------------------------
  Management Fees                           0.75%                  0.75%                 0.60%
-------------------------------------------------------------------------------------------------------
  Other Expenses                            0.16%                  0.17%                 0.23%
-------------------------------------------------------------------------------------------------------
  Total Fund Annual Expenses                0.91%                  0.92%                 0.83%
=======================================================================================================

--------------------
7/ Various expenses of the Portfolios were voluntarily absorbed by INVESCO Funds
Group,  Inc. for the year ended December 31, 1997. If such expenses had not been voluntarily  absorbed,  the ratio of  expenses  to  average  net assets for High
Yield,  Industrial  Income,  and Total Return Portfolios would have been 21.45%,
0.94% and 1.10%, respectively.

8/ It should be noted that the Portfolios actual total fund annual expenses were lower than the figures shown because the Portfolio's custodian and pricing expenses were reduced under an expense offset arrangement. However, as a result of a SEC requirement, the figures shown above do not reflect these reductions.

--------------------------------------------------------------------------------
                                    Page 14

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

=======================================================================================================
SEPARATE ACCOUNT ANNUAL           MORGAN STANLEY UNIVERSAL FUNDS,     MORGAN STANLEY UNIVERSAL FUNDS,
EXPENSES 3/ (as a percentage of    INC.-MID CAP VALUE PORTFOLIO      INC.-U.S. REAL ESTATE PORTFOLIO
average Separate Account
assets)
-------------------------------------------------------------------------------------------------------
  Mortality and Expense Risk
  Charge                                       1.25%                               1.25%
-------------------------------------------------------------------------------------------------------
  Administration Charge                        0.15%                               0.15%
-------------------------------------------------------------------------------------------------------
  Other Fees and Expenses of
  the Separate Account                         0.00%                               0.00%
-------------------------------------------------------------------------------------------------------
  Total Separate Account
  Annual Expenses                              1.40%                               1.40%
-------------------------------------------------------------------------------------------------------
FUND ANNUAL EXPENSES 9/
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
-------------------------------------------------------------------------------------------------------
  Management Fees                              0.00%                               0.00%
-------------------------------------------------------------------------------------------------------
  Other Expenses                               1.05%                               1.10%
-------------------------------------------------------------------------------------------------------
  Total Fund Annual Expenses                   1.05%                               1.10%
=======================================================================================================

=================================================================================================================
SEPARATE ACCOUNT ANNUAL EXPENSES 3/       MORGAN STANLEY           MORGAN STANLEY        MORGAN STANLEY UNIVERSAL
(as a percentage of average                 UNIVERSAL                 UNIVERSAL                FUNDS, INC.-
Separate Account assets)                   FUNDS, INC.-         FUNDS, INC.-EMERGING      FIXED INCOME PORTFOLIO
                                         VALUE PORTFOLIO           MARKETS EQUITY
                                                                      PORTFOLIO
  Mortality and Expense Risk Charge           1.25%                     1.25%                     1.25%
------------------------------------------------------------------------------------------------------------------
  Administration Charge                       0.15%                     0.15%                     0.15%
------------------------------------------------------------------------------------------------------------------
  Other Fees and Expenses of the
  Separate Account                            0.00%                     0.00%                     0.00%
------------------------------------------------------------------------------------------------------------------
  Total Separate Account Annual
  Expenses                                    1.40%                     1.40%                     1.40%
------------------------------------------------------------------------------------------------------------------
FUND ANNUAL EXPENSES 9/
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
------------------------------------------------------------------------------------------------------------------
  Management Fees                             0.00%                     0.00%                     0.00%
------------------------------------------------------------------------------------------------------------------
  Other Expenses                              0.85%                     1.75%                     0.70%
------------------------------------------------------------------------------------------------------------------
  Total Fund Annual Expenses
                                              0.85%                     1.75%                     0.70%
==================================================================================================================

----------------------------
9/ The fees and expenses in the table above are based on net expenses after offset arrangements for the fiscal year ended December 31, 1997. The information for each Portfolio is net of fee waivers or reduction from MSAM or MAS. Absent such waivers and reductions, "Management Fees", "Other Expenses" and "Total Fund Annual Expenses", respectively, would have been as follows: Mid Cap Value Portfolio - 0.75%, 1.38%, 2.13%; U.S. Real Estate Portfolio - 0.80%, 1.52%,
2.32%; Value Portfolio - 0.55%, 1.32%, 1.87%;  Emerging Markets Equity Portfolio
- 1.25%, 2.87%, 4.12%; Fixed Income Portfolio - 0.40%, 1.31%, 1.71%. MSAM or MAS
may terminate this voluntary waiver at any time at their sole discretion.

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

==================================================================================================================
SEPARATE ACCOUNT ANNUAL             PBHG INSURANCE SERIES     PBHG INSURANCE SERIES      PBHG INSURANCE SERIES
Expenses 3/ (as a percentage of    FUND, INC.-PBHG GROWTH    FUND, INC.-PBHG LARGE         FUND, INC.-PBHG
average Separate Account assets)        II PORTFOLIO10        CAP GROWTH PORTFOLIO10         TECHNOLOGY &
                                                                                            COMMUNICATIONS
                                                                                              Portfolio 10/
------------------------------------------------------------------------------------------------------------------
  Mortality and Expense Risk
  Charge                                    1.25%                     1.25%                      1.25%
------------------------------------------------------------------------------------------------------------------
  Administration Charge                     0.15%                     0.15%                      0.15%
------------------------------------------------------------------------------------------------------------------
  Other Fees and Expenses of the
  Separate Account                          0.00%                     0.00%                      0.00%
------------------------------------------------------------------------------------------------------------------
  Total Separate Account Annual
  Expenses                                  1.40%                     1.40%                      1.40%
------------------------------------------------------------------------------------------------------------------
FUND ANNUAL EXPENSES 5/
(as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
------------------------------------------------------------------------------------------------------------------
  Management Fees                           0.00%                     0.00%                      0.00%
------------------------------------------------------------------------------------------------------------------
  Other Expenses                            1.20%                     1.10%                      1.20%
------------------------------------------------------------------------------------------------------------------
  Total Fund Annual Expenses                1.20%                     1.10%                      1.20%
==================================================================================================================

================================================================================
 SEPARATE ACCOUNT ANNUAL EXPENSES 3/ (as a percentage THE TIMOTHY PLAN VARIABLE
 of average Separate Account assets)                  SERIES

   Mortality and Expense Risk Charge                          1.25%
-------------------------------------------------------------------------------
   Administration Charge                                      0.15%
-------------------------------------------------------------------------------
   Other Fees and Expenses of the Separate Account            0.00%
-------------------------------------------------------------------------------
   Total Separate Account Annual Expenses                     1.40%
 ===============================================================================
 FUND ANNUAL EXPENSES 11/
 (as a percentage of Fund average net assets after fee waiver and/or expense reimbursement, if any)
-------------------------------------------------------------------------------
   Management Fees                                            1.00%
-------------------------------------------------------------------------------
   Other Expenses                                             0.20%
-------------------------------------------------------------------------------
   Total Fund Annual Expenses                                 1.20%
================================================================================

-----------------------
10/ The Adviser has voluntarily agreed to waive or limit advisory fees or assume Other Expenses of the Portfolios in order to limit total expenses to not more than: 1.20% of the average daily net assets of the PBHG Insurance Series Fund, Inc. - PBHG Growth II Portfolio and PBHG Insurance Series Fund, Inc.-PBHG Technology & Communications Portfolio and 1.10% of the PBHG Insurance Series Fund, Inc. - PBHG Large Cap Growth Portfolio through December 31, 1998. Such waiver of advisory fees is subject to a possible reimbursement by the Portfolio in future years if such reimbursement can be achieved within the foregoing annual expense limits. Absent such fee waiver/expense reimbursements, the advisory fees, other expenses and Total Operating Expenses for the PBHG Insurance Series Fund, Inc.-PBHG Growth II Portfolio would have been 0.85%, 3.53% and 4.38%, respectively; for the PBHG Insurance Series Fund, Inc. - PBHG Technology & Communications Portfolio would have been 0.85%, 4.24% and 5.09%, respectively; for the PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth Portfolio would have been 0.75%, 4.46% and 5.21%.

11/ The Timothy Plan Variable Series became operational on May 1, 1998. Therefore, Management Fees and Other Expenses are estimated. Timothy Partners, Ltd. has agreed to waive or limit Management Fees or assume Other Expenses of the Fund in order to limit Total Expenses to not more than 1.20% for the period ending December 31, 1998.


--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------


EXAMPLES. The purpose of the examples is to assist an Owner in understanding the various costs and expenses that the Owner will bear directly and indirectly with respect to investment in the Separate Account. The examples reflect expenses of the Separate Account as well as of the Funds in which the Separate Account invests. See "CHARGES AND DEDUCTIONS" on page 37of this Prospectus and the accompanying prospectus for the applicable Fund for a more complete description of the various costs and expenses.

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATES OF RETURN OF ANY FUND. ACTUAL EXPENSES AND ANNUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR THE PURPOSE OF THE EXAMPLES. THE $30 CONTRACT MAINTENANCE FEE IS REFLECTED IN THE EXAMPLES AS A CHARGE OF $1.

The examples assume the reinvestment of all dividends and distributions, no transfers among Sub-Accounts or between Accounts and a 5% annual rate of return as mandated by Securities and Exchange Commission regulations. The charge of $1 for the Contract Maintenance Fee is based on an estimated average Account Value of $30,000 for the current fiscal year, which results in a charge of $1 for each $1,000 in investment. The fee table and examples do not include charges to the Owner for premium taxes.

If the Owner surrenders his or her Contract at the end of the applicable time period, the following expenses will be charged on a $1,000 investment, assuming a 5% annual return on assets:

=============================================================================================
SUB-ACCOUNT                                                           1 YEAR       3 YEARS
---------------------------------------------------------------------------------------------
Janus A.S. Aggressive Growth Portfolio                                  $103         $155
---------------------------------------------------------------------------------------------
Janus A.S. Worldwide Growth Portfolio                                   $103         $155
---------------------------------------------------------------------------------------------
Janus A.S. Balanced Portfolio                                           $104         $158
---------------------------------------------------------------------------------------------
Janus A.S. Growth Portfolio                                             $103         $153
---------------------------------------------------------------------------------------------
Janus A.S. International Growth Portfolio                               $105         $162
---------------------------------------------------------------------------------------------
Dreyfus V.I.F. Capital Appreciation Portfolio                           $104         $157
---------------------------------------------------------------------------------------------
Dreyfus V.I.F. Money Market Portfolio                                   $102         $150
---------------------------------------------------------------------------------------------
Dreyfus V.I.F. Growth and Income Portfolio                              $104         $157
---------------------------------------------------------------------------------------------
Dreyfus V.I.F. Small Cap Portfolio                                      $104         $156
---------------------------------------------------------------------------------------------
The Dreyfus Socially Responsible Growth Fund, Inc.                      $104         $157
---------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund                                                 $98         $140
---------------------------------------------------------------------------------------------
Strong Opportunity Fund II, Inc.                                        $107         $168
---------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc.-Strong Growth Fund II             $108         $169
---------------------------------------------------------------------------------------------
INVESCO VIF-Industrial Income Portfolio                                 $105         $160
---------------------------------------------------------------------------------------------
INVESCO VIF-Total Return Portfolio                                      $105         $160
---------------------------------------------------------------------------------------------
INVESCO VIF-High Yield Portfolio                                        $108         $169
---------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc.-Mid Cap Value Portfolio            $106         $165
---------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc.-U.S. Real Estate Portfolio         $107         $166
---------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc.-Value Portfolio                    $104         $158
---------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc.-Emerging Markets
Equity Portfolio                                                        $113         $187
---------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc.-Fixed Income Portfolio             $103         $153
---------------------------------------------------------------------------------------------
PBHG Insurance Series Fund, Inc.-PBHG Growth II Portfolio               $108         $169
---------------------------------------------------------------------------------------------
PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth Portfolio        $107         $166
---------------------------------------------------------------------------------------------
PBHG Insurance Series Fund, Inc.-PBHG Technology &
Communications Portfolio                                                $108         $169
---------------------------------------------------------------------------------------------
The Timothy Plan Variable Series                                        $108         $169
---------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

If the Owner does not surrender his or her Contract, or if it is annuitized, the following expenses would be charged on a $1,000 investment at the end of the applicable time period, assuming a 5% annual return on assets:

=============================================================================================
SUB-ACCOUNT                                                           1 YEAR       3 YEARS
---------------------------------------------------------------------------------------------
Janus A.S. Aggressive Growth Portfolio                                   $23          $75
---------------------------------------------------------------------------------------------
Janus Worldwide Growth Portfolio                                         $23          $75
---------------------------------------------------------------------------------------------
Janus A.S. Balanced Portfolio                                            $24          $78
---------------------------------------------------------------------------------------------
Janus A.S. Growth Portfolio                                              $23          $73
---------------------------------------------------------------------------------------------
Janus A.S. International Growth Portfolio                                $25          $82
---------------------------------------------------------------------------------------------
Dreyfus V.I.F. Capital Appreciation Portfolio                            $24          $77
---------------------------------------------------------------------------------------------
Dreyfus V.I.F. Money Market Portfolio                                    $22          $70
---------------------------------------------------------------------------------------------
Dreyfus V.I.F. Growth and Income Portfolio                               $24          $77
---------------------------------------------------------------------------------------------
Dreyfus V.I.F. Small Cap Portfolio                                       $24          $76
---------------------------------------------------------------------------------------------
The Dreyfus Socially Responsible Growth Fund, Inc.                       $24          $77
---------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund                                                 $18          $60
---------------------------------------------------------------------------------------------
Strong Opportunity Fund II, Inc.                                         $27          $88
---------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc.-Strong Growth Fund II              $28          $89
---------------------------------------------------------------------------------------------
INVESCO VIF-Industrial Income Portfolio                                  $25          $80
---------------------------------------------------------------------------------------------
INVESCO VIF-Total Return Portfolio                                       $25          $80
---------------------------------------------------------------------------------------------
INVESCO VIF-High Yield Portfolio                                         $28          $89
---------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc.-Mid Cap Value Portfolio             $26          $85
---------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc.-U.S. Real Estate Portfolio          $27          $86
---------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc.-Value Portfolio                     $24          $78
---------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc.-Emerging Markets
Equity Portfolio                                                         $33         $107
---------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc.-Fixed Income Portfolio              $23          $73
---------------------------------------------------------------------------------------------
PBHG Insurance Series Fund, Inc.-PBHG Growth II Portfolio                $28          $89
---------------------------------------------------------------------------------------------
PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth Portfolio         $27          $86
---------------------------------------------------------------------------------------------
PBHG Insurance Series Fund, Inc.-PBHG Technology &
Communications Portfolio                                                 $28          $89
---------------------------------------------------------------------------------------------
The Timothy Plan Variable Series                                         $28          $89
=============================================================================================

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

The following table gives per unit information about the financial history of each Sub-Account of the Separate Account from inception to December 31, 1997.
This information should be read in conjunction with the Separate Account financial statements (including the notes thereto) included in the Statement of Additional Information. No Commodore Advantage Contracts were issued as of December 31, 1997.
                                                                1997
                                                                ----
JANUS ASPEN SERIES:
    AGGRESSIVE GROWTH PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.723950
    Accumulated units at year end                               2,830.076
    WORLDWIDE GROWTH PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                     9.935860
    Accumulated units at year end                              56,665.753
    BALANCED PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.604609
    Accumulated units at year end                              30,519.754
    GROWTH PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.239960
    Accumulated units at year end                              32,737.591
    INTERNATIONAL GROWTH PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                     9.735841
    Accumulated units at year end                              12,541.039

DREYFUS VARIABLE INVESTMENT FUND:
    CAPITAL APPRECIATION PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.103905
    Accumulated units at year end                              18,347.666
    MONEY MARKET PORTFOLIO
    Accumulation UV - beginning                                  1.000000 1/
    Accumulation UV - ending                                     1.016499
    Accumulated units at year end                                   0.000
    GROWTH AND INCOME PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.196538
    Accumulated units at year end                              32,231.762
    SMALL CAP PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.362314
    Accumulated units at year end                              41,359.506





-------------------
1/ Effective July 15, 1997, on Separate Account commencement date.

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

                                                                     1997
                                                                     ----
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
Accumulation UV - beginning                                     10.000000 1/
Accumulation UV - ending                                        10.320883
Accumulated units at year end                                  26,332.500

DREYFUS STOCK INDEX FUND
Accumulation UV - beginning                                     10.000000 1/
Accumulation UV - ending                                        10.479569
Accumulated units at year end                                  69,510.645

STRONG OPPORTUNITY FUND II, INC.
Accumulation UV - beginning                                     10.000000 1/
Accumulation UV - ending                                        10.727356
Accumulated units at year end                                   6,416.208

STRONG VARIABLE INSURANCE FUNDS, INC.:
    STRONG GROWTH FUND II
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.707133
    Accumulated units at year end                               2,147.556

INVESCO VARIABLE INVESTMENT FUNDS, INC.:
    INDUSTRIAL INCOME PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.659157
    Accumulated units at year end                              33,269.953
    TOTAL RETURN PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.503108
    Accumulated units at year end                              14,641.934
    HIGH YIELD PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.687084
    Accumulated units at year end                              10,260.821

MORGAN STANLEY UNIVERSAL FUNDS, INC.:
    U.S. REAL ESTATE PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    11.101269
    Accumulated units at year end                               7,200.060
    VALUE PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.204064
    Accumulated units at year end                               9,944.401
    EMERGING MARKETS EQUITY PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                     7.911559
    Accumulated units at year end                               9,042.956
    FIXED INCOME PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.412276
    Accumulated units at year end                                   4.653

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

MORGAN STANLEY UNIVERSAL FUNDS, INC. (CONT'D):                       1997
                                                                     ----
    MID CAP VALUE PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    11.113227
    Accumulated units at year end                              16,674.966

PBHG INSURANCE SERIES FUND, INC.:
    PBHG GROWTH II PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                     9.511124
    Accumulated units at year end                               6,195.935
    PBHG LARGE CAP GROWTH PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                    10.150555
    Accumulated units at year end                              11,415.131
    PBHG TECHNOLOGY & COMMUNICATIONS PORTFOLIO
    Accumulation UV - beginning                                 10.000000 1/
    Accumulation UV - ending                                     9.057045
    Accumulated units at year end                              20,974.008


                      FINANCIAL STATEMENTS FOR THE COMPANY

The financial statements and reports of independent public accountants for the Company and the Separate Account are contained in the Statement of Additional Information.

                                    THE FUNDS

The Separate Account currently has twenty-five Funds that are available for investment under the Contracts. Each Fund has separate investment objectives and policies. As a result, each Fund operates as a separate investment portfolio and the investment performance of one Fund has no effect on the investment performance of any other Fund. There is no assurance that any of these Funds will achieve their stated objectives. The Securities and Exchange Commission does not supervise the management or the investment practices and/or policies of any of the Funds.

Each Fund was formed as an investment vehicle for insurance company separate accounts. The investment objectives and policies of a Fund may be similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager for that Fund. The investment results of that Fund, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

The Separate Account invests exclusively in shares of the Funds listed below (followed by a brief overview of each Fund's investment objective(s) and policies):

--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------


JANUS ASPEN SERIES

         AGGRESSIVE GROWTH PORTFOLIO. a ndiversified portfolio that seeks long-term growth of capital by investing primarily in common stocks with an emphasis on securities issued by medium-sized companies.

         WORLDWIDE  GROWTH  PORTFOLIO.   A  diversified   portfolio  that  seeks
         long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

         BALANCED PORTFOLIO. A diversified portfolio that seeks long-term growth of capital balanced by current income. The Fund normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

         GROWTH PORTFOLIO. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks, with an emphasis on companies with larger market capitalizations.

         INTERNATIONAL GROWTH PORTFOLIO. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign issuers. International investing may present special risks, including currency fluctuations and social and political developments. For further discussion of the risks associated with international investing, please see the attached Janus Aspen Series prospectus.

         Janus Capital Corporation serves as the investment adviser to each of these Portfolios.

DREYFUS FUNDS

         DREYFUS VARIABLE INVESTMENT FUND--CAPITAL APPRECIATION PORTFOLIO. The Capital Appreciation Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital. Current income is a secondary goal. It seeks to achieve its goals by investing principally in common stocks of domestic and foreign issuers, common stocks with warrants attached and debt securities of foreign governments.

         The Dreyfus Corporation serves as the investment adviser and Fayez Sarofim & Co. serves as the sub-investment adviser to this Portfolio.

         DREYFUS VARIABLE INVESTMENT FUND--MONEY MARKET PORTFOLIO. The Money Market Portfolio's goal is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. This Portfolio invests in short-term money market instruments. An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share.

         DREYFUS VARIABLE INVESTMENT FUND--GROWTH AND INCOME PORTFOLIO. The Growth and Income Portfolio's goal is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. This Portfolio invests primarily in equity securities, and may also invest in debt securities and money market instruments, of domestic and foreign issuers.

         DREYFUS VARIABLE INVESTMENT FUND--SMALL CAP PORTFOLIO. The Small Cap Portfolio's goal is to maximize capital appreciation. This Portfolio invests primarily in common stocks of domestic and foreign issuers. This Portfolio will be particularly alert to companies that The Dreyfus Corporation considers to be emerging smaller-sized companies which are believed to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

         The Dreyfus Corporation serves as investment adviser to the Money Market, Growth and Income, and Small Cap Portfolios.


--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

         THE DREYFUS SOCIALLY RESPONSIVE GROWTH FUND, INC. The Dreyfus Socially Responsible Growth Fund, Inc.'s primary goal is to provide capital growth. It seeks to achieve this goal by investing principally in common stocks, or securities convertible into common stock, of companies which, in the opinion of the Fund's management, not only meet traditional investment standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is a secondary goal.

         The Dreyfus Corporation serves as the investment adviser and NCM Capital Management Group, Inc. serves as the sub-investment adviser to this Fund.

         DREYFUS STOCK INDEX FUND. The Dreyfus Stock Index Fund's investment objective is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Stock Index Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

         The Dreyfus Corporation acts as the Fund manager and Mellon Equity Associates, an affiliate of Dreyfus, is the index manager.

STRONG FUNDS:

         STRONG OPPORTUNITY FUND II, INC. The investment objective of the Strong Opportunity Fund II is to seek capital growth. It currently emphasizes medium-sized companies that the Fund's adviser believes are under-researched and attractively valued.

         Strong Capital Management, Inc. serves as the investment adviser to this Fund.

         STRONG GROWTH FUND II. The investment objective of the Strong Growth Fund II is to seek capital growth. It invests primarily in equity securities that the Fund's adviser believes have above-average growth prospects.

         Strong Capital Management, Inc. serves as the investment adviser to this Fund.

INVESCO VARIABLE INVESTMENT FUNDS, INC.:

         INDUSTRIAL INCOME PORTFOLIO. The investment objective of the Industrial Income Portfolio is to seek the best possible current income while following sound investment practices. Capital growth potential is an additional, but secondary, consideration in the selection of portfolio securities.

         TOTAL RETURN PORTFOLIO. The investment objective of the Total Return Portfolio is to seek a high total return on investment through capital appreciation and current income. The Total Return Portfolio seeks to accomplish its objective by investing in a combination of equity securities (consisting of common stocks and, to a lesser degree, securities convertible into common stock) and fixed income securities.

         HIGH YIELD PORTFOLIO. The investment objective of the High Yield Portfolio is to seek a high level of current income by investing substantially all of its assets in lower rated bonds and other debt securities and in preferred stock. The Portfolio pursues its investment objective through investment in a variety of long-term, intermediate-term, and short-term bonds. Potential capital appreciation is a factor in the selection of investments, but is secondary to the Portfolio's primary objective. For further discussion of the risks associated with investment in lower rated bonds, please see the attached INVESCO Variable Investment Funds, Inc. prospectus.

         INVESCO Funds Group, Inc. serves as the investment adviser to each of these Portfolios.


--------------------------------------------------------------------------------

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

MORGAN STANLEY UNIVERSAL FUNDS, INC.

         U.S. REAL ESTATE PORTFOLIO. The investment objective of the U.S. Real Estate Portfolio is above-average current income and long-term capital appreciation by investing primarily in equity securities of U.S. and non-U.S. companies principally engaged in the U.S. real estate industry, including Real Estate Investment Trusts (REITs).

         Morgan Stanley Asset Management Inc. (a wholly owned subsidiary of Morgan Stanley Dean Witter & Co.) serves as the investment adviser to this Portfolio.

         VALUE PORTFOLIO. The investment objective of the Value Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of common stocks and other equity securities deemed by the adviser to be undervalued based on various measures such as price-earnings ratios and price/book ratios.

         Miller Anderson & Sherrerd, LLP (an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.) serves as the investment adviser to this Portfolio.

         EMERGING MARKETS EQUITY PORTFOLIO. The investment objective of the Emerging Markets Equity Portfolio is long-term capital appreciation by investing primarily in equity securities of emerging market country issuers with a focus on those in which the adviser believes the economies are developing strongly and in which the markets are becoming more sophisticated.

         Morgan Stanley Asset Management Inc. (a wholly owned subsidiary of Morgan Stanley Dean Witter & Co.) serves as the investment adviser to this Portfolio.

         FIXED INCOME PORTFOLIO. The investment objective of the Fixed Income Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of securities issued by the U.S. Government and its Agencies, Corporate Bonds, Mortgage-Backed Securities, Foreign Bonds, and other Fixed Income Securities and Derivatives.

         Miller Anderson & Sherrerd, LLP (an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.) serves as the investment adviser to this Portfolio.

         MID CAP VALUE PORTFOLIO. The Mid Cap Value Portfolio seeks above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities of issuers with equity capitalizations in the range of the companies represented in the S&P MidCap 400 Index. Such range is generally $500 million to $6 billion but the range fluctuates over time with changes in the equity market.

         Miller Anderson & Sherrerd, LLP (an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.) serves as the investment adviser to this Portfolio.

PBHG INSURANCE SERIES FUND, INC.:

         PBHG INSURANCE SERIES FUND, INC.: The investment objective of the PBHG Insurance Series Growth II Portfolio is to seek capital appreciation by investing primarily in common stocks and convertible securities of small and medium sized growth companies (market capitalization or annual revenues up to $4 billion) that, in the adviser's opinion, are considered to have an outlook for strong earnings growth and potential for significant capital appreciation.

         PBHG LARGE CAP GROWTH PORTFOLIO. The investment objective of the PBHG Insurance Series Large Cap Growth Portfolio is to seek long-term growth of capital by investing primarily in common stocks of large capitalization companies (market capitalization in excess of $1 billion) that, in the adviser's opinion, are considered to have an outlook for strong growth in earnings and potential for capital appreciation.


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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         PBHG TECHNOLOGY & COMMUNICATIONS PORTFOLIO. The investment objective of the PBHG Insurance Series Technology & Communications Portfolio is to seek long-term growth of capital by investing primarily in common
         stocks  of  companies   which  rely   extensively   on   technology  or
         communications in their product development or operations, or which are expected to benefit from technological advances and improvements, and that may be experiencing exceptional growth in sales and earnings driven by technology or communications-related products and services. Current income is incidental to the Portfolio's objective.

         Pilgrim Baxter & Associates, Ltd. serves as the investment adviser to each of these Portfolios.

THE TIMOTHY PLAN VARIABLE SERIES:

         THE TIMOTHY PLAN VARIABLE SERIES. The primary investment objective of The Timothy Plan Variable Series is to seek long-term capital growth, with a secondary objective of current income. The Fund shall seek to achieve its objectives while abiding by ethical standards established for investments by the Fund. The securities in which the Fund shall be precluded from investing, by virtue of the Funds ethical standards, are referred to as excluded securities.

         Timothy Partners, Ltd. serves as the investment advisor to this Fund.

THERE IS NO ASSURANCE THAT ANY OF THESE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

Investments in these Funds are neither insured nor guaranteed by the U.S. Government or any other entity or person.

Since each of the Funds is available to separate accounts of other insurance companies offering variable annuity and variable life products, and certain Funds may be available to qualified pension and retirement plans, there is a possibility that a material conflict may arise between the interests of the Separate Account and one or more other separate accounts or plans investing in the Fund. In the event of a material conflict, the affected insurance companies and plans will take any necessary steps to resolve the matter, including discontinuing investment in the particular Fund. See the Fund prospectuses for greater detail.

The current Fund prospectuses which accompany this Prospectus contain additional information concerning the investment objectives and policies of each Fund, the investment advisory services and administrative services of each Fund and the charges of each Fund. THE APPROPRIATE FUND PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS TO, OR TRANSFERS AMONG, THE SUB-ACCOUNTS.

ADDITIONS, DELETIONS, OR SUBSTITUTIONS. The Company does not control the Funds and cannot guarantee that any of the Sub-Accounts or any of the Funds will always be available for allocation of Purchase Payments or transfers. The Company retains the right to make changes in the Separate Account and its investments.

The Company reserves the right to eliminate the shares of any Fund held by a Sub-Account and to substitute shares of another investment company for the shares of any Fund, if the shares of that Fund are no longer available for investment or if, in the Company's judgment, investment in any Fund would be inappropriate in view of the purposes of the Separate Account. To the extent required by the Investment Company Act of 1940, as amended ("1940 Act"), or other applicable law, a substitution of shares attributable to the Owner's interest in a Sub-Account will not be made without prior notice to the Owner and the prior approval of the Securities and Exchange Commission. Nothing contained herein shall prevent the Separate Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable policies on the basis of requests made by Owners.

New Sub-Accounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions so warrant. Any new Sub-Accounts will be made available to existing Owners on a basis to be determined by the Company. For each additional Sub-Account, the Separate Account will purchase

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                                    Page 25
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

shares in a Fund or in another mutual fund or investment vehicle. The Company may also eliminate one or more Sub-Accounts, if in its sole discretion, marketing, tax, investment or other conditions so warrant. In the event any Sub-Account is eliminated, the Company will notify Owners and request a re-allocation of the amounts invested in the eliminated Sub-Account.

In the event of any substitution or change, the Company may make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more separate accounts.


                             PERFORMANCE INFORMATION

From time to time, the Company may advertise yields and/or total returns for the Sub-Accounts. THESE FIGURES ARE BASED ON HISTORICAL INFORMATION AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. For performance data and a description of the methods used to determine yield and total return, see the Statement of Additional Information.

YIELD DATA. The yield of the Money Market Sub-Account refers to the annualized income generated by an investment in that Sub-Account over a specified seven-day period. The Company may also advertise the effective yield of the Money Market Sub-Account which is calculated similarly but, when annualized, the income earned by an investment in that Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account other than the Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day period. The yield calculations do not reflect the effect of any CDSC or premium taxes that may be applicable to a particular Contract which would reduce the yield with respect to that Contract.

TOTAL RETURN DATA. The average annual total return of a Sub-Account refers to return quotations assuming an investment has been held in the Sub-Account for various periods of time including, but not limited to, a period measured from the date the Sub-Account commenced operations. When a Sub-Account has been in operation for one, five and ten years, respectively, the average annual total return presented will be presented for these periods, although other periods may also be provided. The standardized average annual total return quotations reflect the deduction of all applicable charges except for premium taxes. In addition to the standardized average annual total return for a Sub-Account, the Company may provide cumulative total return and/or other non-standardized total return for the Sub-Account. Total return data that does not reflect the CDSC and other charges will be higher than the total return realized by an investor who incurs the charges.

Reports and promotional literature may contain the ranking of any Sub-Account derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., VARDS, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria. The Company may compare the performance of a Sub-Account with applicable indices and/or industry averages. Performance information may present the effects of tax-deferred compounding on Sub-Account investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include comparisons of investment return on a tax-deferred basis with currently taxable investment return.

The Company may also advertise performance figures for the Sub-Accounts based on the performance of a Fund prior to the time the Separate Account commenced operations.


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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      ANNUITY INVESTORS LIFE INSURANCE COMPANY(REGISTERED) AND THE SEPARATE
                                     ACCOUNT

ANNUITY INVESTORS LIFE INSURANCE COMPANY(REGISTERED). Annuity Investors Life Insurance Company(REGISTERED) (the "Company") is a stock life insurance company. It was incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of fixed and variable annuity policies.

The Company is a wholly owned subsidiary of Great American(REGISTERED) Life Insurance Company which is a wholly owned subsidiary of American Annuity Group(SERVICEMARK),Inc., ("AAG") a publicly traded insurance holding company (NYSE symbol: AAG). AAG is in turn indirectly controlled by American Financial Group, Inc., a publicly traded holding company (NYSE symbol: AFG).

The home office of the Company is located at 250 East Fifth Street, Cincinnati, Ohio 45202.

PUBLISHED RATINGS. The Company may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company and should not be considered as reflecting on the investment performance of assets held in the Separate Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of the Company as measured by Standard & Poor's or Duff & Phelps may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of those agencies as to an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

YEAR 2000. The Company is developing plans to modify or replace software used in administering variable contracts so that its computer systems will function properly with respect to dates in the year 2000 and beyond. Should software modifications and new software installations not be completed on a timely basis, there could be disruptions in the ability of the Company to administer the Contracts.

THE SEPARATE ACCOUNT. Annuity Investors(REGISTERED) Variable Account B was established by the Company as an insurance company separate account under the laws of the State of Ohio on December 19, 1996, pursuant to resolution of the Company's Board of Directors. The Separate Account is registered with the Securities and Exchange Commission under the 1940 Act as a unit investment trust. However, the Securities and Exchange Commission does not supervise the management or the investment practices or policies of the Separate Account.

The assets of the Separate Account are owned by the Company but they are held separately from the other assets of the Company. The Ohio Revised Code provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company's general account assets or any other separate account maintained by the Company.

Under Ohio law, the assets of the Separate Account will be held for the exclusive benefit of Owners of, and the persons entitled to payment under, the Contracts offered by this Prospectus and under all other contracts which provide for accumulated values or dollar amount payments to reflect investment results of the Separate Account. The obligations arising under the Contracts are obligations of the Company.

The Separate Account is divided into Sub-Accounts, each of which is invested solely in a specific corresponding Fund. (See "THE FUNDS," page 21.) Changes to the Sub-Accounts may be made at the discretion of the Company. (See "Additions, Deletions, or Substitutions," page 25.)


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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                                THE FIXED ACCOUNT

The Fixed Account is a part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933, nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interest therein is generally subject to the provisions of these Acts, and the staff of the Securities and Exchange Commission does not generally review the disclosures in the Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account and the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

The Company has sole discretion to invest the assets of the Fixed Account, subject to applicable law. The Company delegates the investment of the assets of the Fixed Account to American Money Management Corporation. Allocation of any amounts to the Fixed Account does not entitle Owners to share directly in the investment experience of these assets. The Company assumes the risk of investment gain or loss on the portion of the Account Value allocated to the Fixed Account. All assets held in the general account are subject to the Company's general liabilities from business operations.

FIXED ACCOUNT OPTIONS. There are currently five options under the Fixed Account: the Fixed Accumulation Account Option; and the guarantee period options referred to in the Contract as the Fixed Account Options One-Year, Three-Year, Five-Year, and Seven-Year Guarantee Period, respectively. Different Fixed Account options may be offered by the Company at any time. Purchase Payments allocated and amounts transferred to the Fixed Account options accumulate interest at the applicable current interest rate declared by the Company's Board of Directors, and if applicable, for the duration of the guarantee period selected.

The Company guarantees a minimum rate of interest for the Fixed Account options. The guaranteed rate is 3% per year, compounded annually.

RENEWAL OF FIXED ACCOUNT OPTIONS. The following provisions apply to all Fixed Account options except the Fixed Accumulation Account Option.

At the end of a guarantee period, and for the thirty days immediately preceding the end of such guarantee period, the Owner may elect a new option to replace the Fixed Account option that is then expiring. The entire amount maturing may be reallocated to any of the then-current options under the Contract (including the various Sub-Accounts within the Separate Account), except that a Fixed Account option with a guarantee period that would extend past the Annuity Commencement Date may not be selected. In particular, in the case of renewals occurring within one year of such Commencement Date, the only Fixed Account option available is the Fixed Accumulation Account Option.

If the Owner does not specify a new Fixed Account option in accordance with the preceding paragraph, the Owner will be deemed to have elected the same Fixed Account option as is expiring, so long as the guarantee period of such option does not extend beyond the Annuity Commencement Date. In the event that such a period would extend beyond the Annuity Commencement Date, the Owner will be deemed to have selected the Fixed Account option with the longest available guarantee period that expires prior to the Annuity Commencement Date, or failing that, the Fixed Accumulation Account Option.


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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                                  THE CONTRACTS

The Contracts described herein are individual and group flexible premium deferred annuities. The rights and benefits are described below and in the Contracts. References to "Contract(s)" throughout this Prospectus shall also mean Certificates issued under group Contracts, except where noted. The Company reserves the right to make any modification to conform the Contracts to, or give the Owner the benefit of, any applicable law. The obligations under the Contracts are obligations of the Company.

The Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in each such jurisdiction. Where required by law or regulation, the Contracts will be modified accordingly.

Fixed Account Values, Variable Account Values, benefits and charges will be calculated separately for each Contract. The various administrative rules described below will apply separately to each Contract, unless otherwise noted. The Company reserves the right to terminate any Contract at any time the Surrender Value is less than $500, in which case a surrender will be deemed to have been made and the Company will pay the Owner the Surrender Value. A group Contract may be terminated on 60 days advance notice, in which case Participants will be entitled to continue their interests on a deferred, paid-up basis, subject to the Company's right to terminate as described above.

RIGHT TO CANCEL  (INDIVIDUAL  CONTRACTS ONLY UNLESS OTHERWISE  REQUIRED BY STATE
LAW). The Owner may cancel the Contract by giving the Company written notice of cancellation and returning the Contract before midnight of the twentieth day following the date the Owner receives the Contract. The Contract must be returned to the Company, and the required notice must be given in person, or to the agent who sold it to the Owner, or by mail. If by mail, the return of the Contract or the notice is effective on the date it is postmarked, with the proper address and with postage paid. If the Owner cancels the Contract as set forth above, the Contract will be void and the Company will refund the Purchase Payment(s), plus or minus any investment gains or losses under the Contract, and less the bonus amount(s) credited to the Purchase Payment(s), as of the end of the Valuation Period during which the returned Contract is received by the Company. Where required by state or federal law, the Company will refund Purchase Payment(s), less the bonus amount(s) credited to the Purchase Payment(s), during the minimum refund period required. Where required by state law, the Right to Cancel provision of a Contract may provide for refund of a different amount or a right to cancel for a different time period than described above. In any event, the Owner will bear the risk of investment gains or losses on any bonus amount(s) allocated to a Sub-Account during the Right to Cancel period. The Company may require that Purchase Payment(s) be allocated to the Money Market Sub-Account or to the Fixed Accumulation Account Option during the Right to Cancel period.

                                PURCHASE PAYMENTS

PURCHASE PAYMENTS. Currently, the minimum initial Purchase Payment is $5,000. Subsequent Purchase Payments must be at least $50 for Qualified Contracts and $100 for Non-Qualified Contracts. Purchase Payments and tax-free transfers or rollovers may be sent to the Company at its Administrative Office at any time before the Annuity Commencement Date so long as the Contract has not been fully surrendered and the Owner is still living. The Company reserves the right to increase the minimum allowable initial Purchase Payment or the minimum allowable subsequent Purchase Payment, at its discretion and at any time, when permitted by law.

Each Purchase Payment will be applied by the Company to the credit of the Owner's account. If the application form is in good order, the Company will apply the initial Purchase Payment to an account for the Owner within two business days of receipt of the Purchase Payment at the Administrative Office. If the application form is not in good order, the Company will attempt to get the application form in good order within five business days. If the application form is not in good order at the end of this period, the Company will inform the Owner of the reason for the delay and that the Purchase Payment will be returned immediately unless he or she specifically consents to the Company keeping the Purchase Payment until the application form is in good order. Once the application form is in good order, the Purchase Payment will be applied to the Owner's account within two business days.


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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Each  additional  Purchase  Payment is  credited  to a  Contract  as of the next
Valuation Date following the receipt of such additional Purchase Payment.

No Purchase Payment for any Contract may exceed $500,000 without prior approval of the Company.

PURCHASE PAYMENT BONUS. A bonus in the amount of 3% of the Purchase Payment will be credited to each Purchase Payment received by the Company. The bonus will be added to and will be deemed part of the Purchase Payment for all purposes under a Contract and this Prospectus except where otherwise specifically noted. For example, the bonus will be allocated as part of the Purchase Payment allocation. If the bonus is returned to the Owner on a full or partial surrender, a CDSC, to the extent applicable, will be deducted from the bonus amount.

ALLOCATION OF PURCHASE PAYMENTS. Notwithstanding the foregoing, the bonus will not be returned to an Owner if a Contract is canceled under the Right to Cancel provision, if any, or if a Contract is surrendered in full during the first Contract Year. In either case the bonus will be forfeited but the Owner will bear the risk of investment gains or losses on the amount of the bonus which was allocated to a Sub-Account.

The Company will allocate Purchase Payments to the Fixed Account options and/or to the Sub-Accounts according to instructions received by Written Request. Allocations must be made in whole percentages. The minimum amount that can be allocated to the Fixed Accumulation Account Option or to a Sub-Account is $10. The minimum amount that can be allocated to a Fixed Account option other than the Fixed Accumulation Account Option is $2,000. The Company may require that Purchase Payments be allocated to the Money Market Sub-Account or to the Fixed Accumulation Account Option during the Right to Cancel period.

                                  ACCOUNT VALUE

The Account Value is equal to the aggregate value of the Owner's interest in the Sub-Account(s) and the Fixed Account options as of the end of any Valuation Period. The value of the Owner's interest in all Sub-Accounts is the "Variable Account Value," and the value of the Owner's interest in all Fixed Account options is the "Fixed Account Value."

FIXED ACCOUNT VALUE. The Fixed Account Value for a Contract at any time is equal to: (a) the Purchase Payment(s) allocated to the Fixed Account; plus (b) amounts transferred to the Fixed Account; plus (c) interest credited to the Fixed Account; less (d) any charges, surrenders, deductions, amounts transferred from the Fixed Account or other adjustments made in accordance with the provisions of the Contract.

VARIABLE ACCOUNT VALUE. The Variable Account Value for a Contract at any time is equal to the sum of the number of Accumulation Units for each Sub-Account attributable to that Contract multiplied by the Accumulation Unit Value for the applicable Sub-Account at the end of the preceding Valuation Period. Purchase Payments may be allocated among, and amounts may be transferred to, the various Sub-Accounts within the Separate Account, subject to the provisions of the Contract governing transfers. For each Sub-Account, the Purchase Payment(s) or amounts transferred are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to each Sub-Account by the Accumulation Unit Value for that Sub-Account at the end of the Valuation Period on which the Purchase Payment(s) or transferred amount is received.

The following events will result in the cancellation of an appropriate number of Accumulation Units of a Sub-Account:

         1)    transfer from a Sub-Account;
         2)    full or partial surrender of the Variable Account Value;
         3)    payment of a Death Benefit;
         4)    application of the Variable Account Value to a settlement option;
         5)    deduction of the Contract Maintenance Fee; or
         6)    deduction of any Transfer Fee.


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

Accumulation Units will be canceled as of the end of the Valuation Period during which the Company receives a Written Request regarding the event giving rise to such cancellation, or an applicable Commencement Date, or the end of the Valuation Period on which the Contract Maintenance Fee or a Transfer Fee is due, as the case may be.

ACCUMULATION UNIT VALUE. The initial Accumulation Unit Value for each Sub-Account, with the exception of the Money Market Sub-Account, was set at $10. The initial Accumulation Unit Value for the Money Market Sub-Account was set at $1.00. Thereafter, the Accumulation Unit Value at the end of each Valuation
Period is the Accumulation Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor, as described below.

NET INVESTOR FACTOR. The Net Investment Factor is a factor applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a Net Investment Factor for each Valuation Period which may be greater or less than one. Therefore, the Accumulation Unit Value for each Sub-Account may increase or decrease. The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

         (1)      is equal to:

                  (a) the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the applicable Valuation Period; plus

                  (b) the per share amount of any dividend or net capital gain distributions made by the Fund held in the Sub-Account, if the "ex-dividend" date occurs during the applicable Valuation Period; plus or minus

                  (c) a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Sub-Account;

         (2)      is the Net  Asset  Value  per  share of the  Fund  held in the
                  Sub-Account,   determined  at  the  end  of  the   immediately
                  preceding Valuation Period; and

         (3) is the factor representing the Mortality and Expense Risk Charge and the Administration Charge deducted from the Sub-Account for the number of days in the applicable Valuation Period.

                                    TRANSFERS

Prior to the applicable Commencement Date, the Owner may transfer amounts in a Sub-Account to a different Sub-Account and/or one or more of the Fixed Account options. After the first Contract Anniversary, and prior to the applicable Commencement Date, the Owner may transfer amounts from any Fixed Account option to any other Fixed Account option and/or one or more of the Sub-Accounts. If a transfer is being made from a Fixed Account option pursuant to the "Renewal" provision of the Contract, then the entire amount of that Fixed Account option subject to renewal at that time may be transferred. In any other case, transfers from a Fixed Account option are subject to a cumulative limit during each Contract Year of twenty percent (20%) of the Fixed Account option's value as of the most recent Contract Anniversary. Amounts previously transferred from Fixed Account options to the Sub-Accounts may not be transferred back to the Fixed Account options for a period of six (6) months from the date of transfer. The minimum transfer amount for any transfer is $500.

The Company currently charges a Transfer Fee of $25 for each transfer in excess of twelve during the same Contract Year.

TELEPHONE TRANSFERS. An Owner may place a request for all or part of the Account Value to be transferred by telephone. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted on each Valuation Date between 9:30 a.m. and 4:00 p.m. Eastern Time at (800) 789-6771. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day.


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                                    Page 31
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

The Company will not be liable for complying with telephone instructions which the Company reasonably believes to be genuine, or for any loss, damage, cost or expense in acting on such telephone instructions. The Owner or Person Controlling Payments will bear the risk of such loss. The Company will employ reasonable procedures to determine that telephone instructions are genuine. If the Company does not employ such procedures, the Company may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions.

DOLLAR COST AVERAGING. Prior to the applicable Commencement Date, the Owner may establish automatic transfers from the Money Market Sub-Account to any other
Sub-Account(s),   or  from  the  Fixed   Accumulation   Account  Option  to  any
Sub-Account(s), on a monthly or quarterly basis, by submitting to the Administrative Office a Dollar Cost Averaging Authorization Form. No Dollar Cost Averaging transfers may be made to any of the Fixed Account options. The Dollar Cost Averaging transfers will take place on the last Valuation Date of each calendar month or quarter as requested by the Owner.

In order to be eligible for Dollar Cost Averaging, the value of the source of funds (the Money Market Sub-Account or the Fixed Accumulation Account Option) must be at least $10,000, and the minimum amount that may be transferred is $500 per month.

Dollar Cost Averaging will automatically terminate if any Dollar Cost Averaging transfer would cause the Account balance of the source of the funds (the Money Market Sub-Account or the Fixed Accumulation Account Option) to fall below $500. At that time, the Company will then transfer the Account balance of the source of the funds to the designated Sub-Account(s) in the same percentage distribution as directed in the Dollar Cost Averaging Authorization Form.

Currently, the Transfer Fee does not apply to Dollar Cost Averaging transfers, and Dollar Cost Averaging transfers will not count toward the twelve transfers permitted under the Contract without a Transfer Fee charge.

Before electing Dollar Cost Averaging, an Owner should consider the risks involved in switching between investments available under the Contract. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. An Owner should consider his or her financial ability to continue Dollar Cost Averaging transfers through periods of changing price levels.

The Owner may terminate Dollar Cost Averaging services at any time, but must give the Company at least 30 days notice to change any automatic transfer instructions that are currently in place. Termination and change instructions will be accepted by telephone at (800) 789-6771. Currently, the Company does not charge a fee for Dollar Cost Averaging services.

PORTFOLIO REBALANCING. In connection with the allocation of Purchase Payments to the Sub-Accounts, and/or the Fixed Accumulation Account Option, the Owner may elect to have the Company perform Portfolio Rebalancing services. The election of Portfolio Rebalancing instructs the Company to automatically transfer amounts between the Sub-Accounts and the Fixed Accumulation Account Option to maintain the percentage allocations selected by the Owner.

Prior to the applicable Commencement Date, the Owner may elect Portfolio Rebalancing by submitting to the Administrative Office a Portfolio Rebalancing
Authorization Form. In order to be eligible for the Portfolio Rebalancing program, the Owner must have a minimum Account Value of $10,000. Portfolio Rebalancing transfers will take place on the last Valuation Date of each calendar quarter. Portfolio Rebalancing will not be available if the Dollar Cost Averaging program or an Interest Sweep from the Fixed Accumulation Account Option is being utilized.

Currently, the Transfer Fee does not apply to Portfolio Rebalancing transfers, and Portfolio Rebalancing transfers will not count toward the twelve transfers permitted under the Contract without a Transfer Fee charge.


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                                    Page 32
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

The Owner may terminate Portfolio Rebalancing services at any time, but must give the Company at least 30 days notice to change any automatic transfer instructions that are already in place. Termination and change instructions will be accepted by telephone at (800) 789-6771. Currently, the Company does not charge a fee for Portfolio Rebalancing services.

INTEREST SWEEP. Prior to the applicable Commencement Date, the Owner may elect automatic transfers of the income from any Fixed Account option(s) to any Sub-Account(s), by submitting to the Administrative Office an Interest Sweep Authorization Form. Interest Sweep transfers will take place on the last Valuation Date of each calendar quarter.

In order to be eligible for the Interest Sweep program, the value of each Fixed Account option selected must be at least $5,000. The maximum amount that may be transferred from each Fixed Account option selected is 20% of such Fixed Account option's value per year. Any amounts transferred under the Interest Sweep program will reduce the 20% maximum transfer amount otherwise allowed.

Currently, the Transfer Fee does not apply to Interest Sweep transfers, and Interest Sweep transfers will not count toward the twelve transfers permitted under the Contract without a Transfer Fee charge.

The Owner may terminate the Interest Sweep program, at any time, but must give the Company at least 30 days notice to change any automatic transfer instructions that are already in place. Termination and change instructions will be accepted by telephone at (800) 789-6771. Currently, the Company does not charge a fee for Interest Sweep services.

PRINCIPAL GUARANTEE OPTION. The Owner may elect to have the Company allocate a portion of a Purchase Payment to the Fixed Account Option Seven-Year Guarantee Period such that, at the end of the Seven-Year Guarantee Period, that Account will grow to an amount equal to the total Purchase Payment. The Company determines the portion of the Purchase Payment which must be allocated to the Fixed Account Option Seven-Year Guarantee Period such that, based on the interest rate then in effect, the Seven-Year Guarantee Period Account will grow to equal the full amount of the Purchase Payment after seven years. The remainder of the Purchase Payment will be allocated according to the Owner's instructions. The minimum Purchase Payment eligible for the Principal Guarantee program is $5,000.

CHANGES BY THE COMPANY. The Company reserves the right, in the Company's sole discretion and at any time, to terminate, suspend or modify any aspect of the privileges described above without prior notice to Owners, as permitted by applicable law. The Company may also impose an annual fee or increase the current annual fee, as applicable, for any of the foregoing services in such amount(s) as the Company may then determine to be reasonable for participation in the service.

                                   SURRENDERS

SURRENDER VALUE. The Owner may surrender a Contract in full for the Surrender Value, or partial surrenders may be made for a lesser amount, by Written Request at any time prior to the Annuity Commencement Date. The amount of any partial surrender must be at least $500. A partial surrender cannot reduce the Surrender Value to less than $500. Surrenders will be deemed to be withdrawn first from the portion of the Surrender Value that represents Accumulated Earnings and then from Purchase Payments. For purposes of the Contract, Purchase Payments are deemed to be withdrawn on a "first-in, first-out" basis.

The amount available for surrender will be the Surrender Value at the end of the Valuation Period in which the Written Request is received.


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                                    Page 33
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

The Surrender Value at any time is an amount equal to:

         1) the Account Value as of the end of the applicable Valuation Period; less
         2) during the first Contract Year, the amount of the bonus(es) credited to Purchase Payment(s); less
         3)     any applicable CDSC; less
         4)     any outstanding loans; and less
         5) any applicable premium tax or other taxes not previously deducted.

On full surrender, a full Contract Maintenance Fee will also be deducted as part of the calculation of the Surrender Value. The Contract Maintenance Fee will be deducted before the application of any CDSC. Upon payment of the Surrender Value to the Owner, the Contract will be terminated. Any bonus amounts which were credited to the Account Value will be forfeited upon a full surrender of the Surrender Value during the first Contract Year. The Owner will bear the risk of investment gains or losses on the bonus amounts which are forfeited.

A full or partial surrender may be subject to a CDSC as set forth in this Prospectus. (See "Contingent Deferred Sales Charge ("CDSC")," page 37.)

Surrenders will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or a reduction of the Fixed Account Value. In the case of a full surrender, the Contract will be terminated.

Surrenders may be subject to a 10% premature distribution penalty tax if made before the Owner reaches age 59 1/2, and may further be subject to federal, state or local income tax, as well as significant tax law restrictions in the case of Qualified Contracts. (See "FEDERAL TAX MATTERS," page 45.)

SUSPENSION OR DELAY IN PAYMENT OF SURRENDER VALUE. The Company has the right to suspend or delay the date of payment of a partial or full surrender of the Variable Account Value for any period:

         1) when the New York Stock Exchange ("NYSE") is closed or trading on the NYSE is restricted;

         2) when an emergency exists (as determined by the Securities and Exchange Commission) as a result of which (a) the disposal of securities in the Separate Account is not reasonably practicable or (b) it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or

         3) when the Securities and Exchange Commission so permits for the protection of security holders.

The Company further reserves the right to delay payment of any partial or full surrender of the Fixed Account Value for up to six months after the receipt of a Written Request.

A surrender request will be effective when all appropriate surrender request forms are received. Payments of any amounts derived from a Purchase Payment paid by check may be delayed until the check has cleared.

SINCE THE OWNER ASSUMES THE INVESTMENT RISK AND BECAUSE CERTAIN SURRENDERS ARE SUBJECT TO A CDSC, THE TOTAL AMOUNT PAID UPON SURRENDER OF THE CONTRACT (TAKING INTO ACCOUNT ANY PRIOR SURRENDERS) MAY BE MORE OR LESS THAN THE TOTAL PURCHASE PAYMENTS.

When Contracts offered by this Prospectus are issued in connection with retirement plans which meet the requirements of Sections 401, 403, 408 or 457 of the Code, as applicable, reference should be made to the terms of the particular plans for any additional limitations or restrictions on surrenders.


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                                    Page 34
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

FREE WITHDRAWAL PRIVILEGE. Subject to the provisions of the Contract, the Company will waive the CDSC, to the extent applicable, on full or partial surrenders as follows:

         1) during the first Contract Year, on an amount equal to not more than 10% of all Purchase Payments received (including the bonuses thereon); and

         2) during the second and succeeding Contract Years, on an amount equal to not more than the greater of: (a) Accumulated Earnings (Account Value in excess of Purchase Payments); or (b) 10% of the Account Value as of the last Contract Anniversary.

If the Free Withdrawal Privilege is not exercised during a Contract Year, it does not carry over to the next Contract Year. The Free Withdrawal Privilege may not be available under some group Contracts.

SYSTEMATIC WITHDRAWAL. Prior to the applicable Commencement Date, the Owner, by Written Request to the Administrative Office, may elect to automatically withdraw money from the Fixed Account and/or the Sub-Accounts. To be eligible for the Systematic Withdrawal program, the Account Value must be at least $10,000 at the time of election. The minimum monthly amount that can be withdrawn is $100. Systematic withdrawals will be subject to the CDSC to the extent the amount withdrawn exceeds the Free Withdrawal Privilege. (See "CHARGES AND DEDUCTIONS," page 37.) The Owner may begin or discontinue systematic withdrawals at any time by Written Request to the Company, but at least 30 days notice must be given to change any systematic withdrawal instructions that are currently in place. The Company reserves the right to discontinue offering systematic withdrawals at any time. Currently, the Company does not charge a fee for Systematic Withdrawal services. However, the Company reserves the right to impose an annual fee in such amount as the Company may then determine to be reasonable for participation in the Systematic Withdrawal program.

Systematic withdrawals may have tax consequences or may be limited by tax law restrictions. (See "FEDERAL TAX MATTERS," page 45.)

                                 CONTRACT LOANS

If permitted under the Contract, an Owner may obtain a loan using his or her interest under such Contract as the only security for the loan. Loans are subject to provisions of the Code. A tax adviser should be consulted prior to exercising loan privileges. Loan provisions are described in the loan endorsement to the Contract.

The amount of any outstanding loan will be deducted from any Death Benefit. In addition, a loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of the investment options will only apply to the unborrowed portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on amounts held in the loan account while the loan is outstanding, the Account Value will not increase as rapidly as it would if no loan were outstanding. If investment results are below that rate, the Account Value will be higher than it would have been if no loan had been outstanding.


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                                    Page 35
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

                                  DEATH BENEFIT

WHEN A DEATH BENEFIT WILL BE PAID. A Death Benefit will be paid under the Contract if:

         1) the Owner or the joint owner, if any, dies before the Annuity Commencement Date and before the Contract is fully surrendered;

         2)    the Death Benefit  Valuation  Date has occurred;  and

         3)    a spouse does not become the Successor Owner.

If a Death Benefit becomes payable:

         1)    it will be in lieu of all other benefits under the Contract; and

         2) all other rights under the Contract will be terminated except for rights related to the Death Benefit.

Only one Death Benefit will be paid under the Contract.

DEATH BENEFIT VALUES. The Death Benefit will be an amount equal to the greater of:

         1)    the Account Value as of the Death Benefit Valuation Date; or

         2) one hundred percent (100%) of the Purchase Payment(s) received by the Company, including the Purchase Payment bonus(es) credited thereto, less any amounts returned to the Owner and any CDSCs that applied to those amounts.

Any applicable premium tax or other taxes not previously deducted, and any outstanding loans, will be deducted from the Death Benefit amount described above.

DEATH BENEFIT COMMENCEMENT DATE. The Beneficiary may designate the Death Benefit Commencement Date by Written Request within one year of the Owner's death. If no designation is made, then the Death Benefit Commencement Date will be one year after the Owner's death.

FORM OF DEATH BENEFIT. Death Benefit payments will be Fixed Dollar Benefit payments made monthly in accordance with the terms of Option A with a period certain of 48 months under the "SETTLEMENT OPTIONS" section of this Prospectus. (See page 40.)

In lieu of that, the Owner may elect at any time before his or her death to have Death Benefit payments made in one lump sum or pursuant to any available settlement option under the "SETTLEMENT OPTIONS" section of this Prospectus. If the Owner does not make any such election, the Beneficiary may make that election at any time after the Owner's death and before the Death Benefit Commencement Date.

BENEFICIARY. Non-Qualified Contracts may be jointly owned by two people. If there is a joint owner and that joint owner survives the Owner, the joint owner is the Beneficiary, regardless of any designation made by the Owner. If there is no surviving joint owner, and in the case of Qualified Contracts, the Beneficiary is the person or persons so designated in the application, if any, or under the Change of Beneficiary provision of the Contract. If the Owner has not designated a Beneficiary, or if no Beneficiary designated by the Owner survives the Owner, then the Beneficiary will be the Owner's estate.





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                                    Page 36
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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                             CHARGES AND DEDUCTIONS

There are two types of charges and deductions. First, there are charges assessed under the Contract. These charges include the CDSC, the Administration Charge, the Mortality and Expense Risk Charge, Premium Taxes and Transfer Fees. All of these charges are described below, and some may not be applicable to every Contract. Second, there are Fund expenses for fund management fees and administration expenses. These fees are described in the prospectus and statement of additional information for each Fund.

CONTINGENT DEFERRED SALES CHARGE ("CDSC"). No deduction for front-end sales charges is made from Purchase Payments. However, the Company may deduct a CDSC of up to 8% of Purchase Payments (including the bonuses thereon) which are returned to the Owner to partially cover certain expenses incurred by the Company relating to the sale of the Contract, including commissions paid, the costs of preparation of sales literature and other promotional costs and acquisition expenses.

The CDSC applies to and is calculated separately for each Purchase Payment (including the bonus thereon). The CDSC percentage varies according to the number of full years elapsed between the date of receipt of a Purchase Payment and the date a Written Request for surrender is made. The amount of the CDSC is determined by multiplying the amount withdrawn subject to the CDSC by the CDSC percentage in accordance with the following table. Surrenders will be deemed withdrawn first from Accumulated Earnings (which may be surrendered without charge) and then to Purchase Payments (including the bonuses thereon) on a first-in, first-out basis.

   ============================================================================
        Number of Full Years                 Contingent Deferred Sales
     Elapsed Between Date of Receipt of    Charge as a Percentage of
     Purchase Payment and Date Written       Associated Purchase
     Request for Surrender Received          Payment Surrendered
   =============================== ======================================
                0                               8%
   =============================== ======================================
                1                               8%
   =============================== ======================================
                2                               8%
   =============================== ======================================
                3                               7%
   =============================== ======================================
                4                               6%
   =============================== ======================================
                5                               5%
   =============================== ======================================
                6                               3%
   =============================== ======================================
                7                               2%
   =============================== ======================================
            8 or more                           0%
   =============================== ======================================

In no event shall the CDSC assessed against the Contract exceed 8% of the aggregate Purchase Payment(s) (including bonus(es) thereon).

Any Purchase Payments (including bonuses thereon) that have been held by the Company for at least eight years may be surrendered free of any CDSC. The CDSC will not be imposed on amounts surrendered under the Free Withdrawal Privilege. (See "Free Withdrawal Privilege," page 35.)

No CDSC is assessed upon payment of the Death Benefit. A CDSC may be assessed upon annuitization if the payee is a non-natural person and has no obligation to make corresponding payments to a natural person.

The CDSC will be waived upon surrender if the Contract is modified by the Long-Term Care Waiver Rider and the Owner is confined in a licensed Hospital or Long-Term Care Facility, as those terms are defined in the Rider, for at least 90 days beginning on or after the first Contract Anniversary. This Rider may not be available in all jurisdictions. Also, the CDSC will be waived if the Owner has been determined by the Social Security Administration to be "disabled" as that term is defined in the Social Security Act of 1935, as amended.

The CDSC may be reduced or waived in connection with certain Contracts where the Company incurs reduced sales and servicing expenses, such as Contracts offered to active employees of the Company or any of its subsidiaries and/or affiliates.


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                                    Page 37
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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

The CDSC arising from a surrender of a Contract will be waived for Contracts which are issued with an Employer Plan Endorsement or a Deferred Compensation Endorsement if the Owner of an individual Contract or Participant under a group Contract incurs a separation from service.

The CDSC arising from a surrender of a Contract will be waived for Contracts which are issued with a Tax Sheltered Annuity Endorsement (and without an Employer Plan Endorsement) if the Owner of an individual Contract or Participant under a group Contract: (i) incurs a separation from service, has attained age 55 and has held the Contract for at least eight years; or (ii) has held the Contract for fifteen years or more.

The Company reserves the right to terminate, suspend or modify waivers of the CDSC, without prior notice to Owners, as permitted by applicable law.

The CDSC may be reduced or waived on partial or full surrenders to the extent required to satisfy state law.

MAINTENANCE AND ADMINISTRATION CHARGES. On each Contract Anniversary, the Company deducts an annual Contract Maintenance Fee as partial compensation for expenses relating to the issuance and maintenance of the Contract, and the Separate Account. The annual Contract Maintenance Fee is $30. This Contract Maintenance Fee is deducted pro-rata from the Sub-Accounts and is not assessed against Fixed Account options. If the Contract is surrendered in full on any day other than on the Contract Anniversary, the Contract Maintenance Fee will be deducted in full at the time of such surrender. If a Variable Dollar Benefit is elected, a portion of the $30 annual Contract Maintenance Fee will be deducted from each Benefit Payment.

The Company will waive the Contract Maintenance Fee if the Account Value is equal to or greater than $40,000 on the date of the assessment of the charge. The Company will waive the Contract Maintenance Fee after the applicable Commencement Date if the amount applied to a Variable Dollar Benefit exceeds $40,000. The Company may waive the Contract Maintenance Fee in connection with Contracts offered to active employees of the Company, or any of its subsidiaries and/or affiliates. The Company may waive the Contract Maintenance Fee in certain situations where the Company expects to realize significant economies of scale with respect to sales of Contracts and Certificates. This is possible because sales costs do not increase in proportion to the Purchase Payments under the Contracts and Certificates sold; for example, the per dollar transaction cost for a sale of a Contract and Certificates with $500,000 of Purchase Payments is generally much higher than the per dollar cost for a sale of a Contract and Certificates with $1,000,000 of Purchase Payments. Thus, the applicable sales costs decline as a percentage of the Purchase Payments as the amount of Purchase Payments increases. In such a situation, the Company may be designated as a preferred variable annuity contract provider by an employer or trustee of an employee benefit plan.

The Company imposes an Administration Charge to reimburse the Company for those administrative expenses attributable to the Contract and the Separate Account which exceed the revenues received from the Contract Maintenance Fee and any Transfer Fee. For this Administration Charge, the Company makes a daily charge equal to .000411% corresponding to an effective annual rate of 0.15% of the daily Net Asset Value of each Sub-Account in the Separate Account. This Administration Charge is not assessed against Fixed Account options.

The Company has set the Administration Charge and the Contract Maintenance Fee at levels such that the Company will recover no more than the anticipated and estimated costs associated with administering the Contract and Separate Account. The Company does not expect to make a profit from either the Administration Charge or the Contract Maintenance Fee. The Company guarantees that it will not increase the Administration Charge or the Contract Maintenance Fee for a Contract after it has been issued.


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

MORTALITY AND EXPENSE RISK CHARGE. The Company imposes a Mortality and Expense Risk Charge as compensation for bearing certain mortality and expense risks under the Contract. For assuming these risks, the Company makes a daily charge equal to .003403% corresponding to an effective annual rate of 1.25% of the daily Net Asset Value of each Sub-Account in the Separate Account. The Company estimates that the mortality risk component of this charge is 0.75% of the daily Net Asset Value of each Sub-Account and the expense risk component is 0.50%. The Mortality and Expense Risk Charge is imposed before the applicable Commencement Date and after the applicable Commencement Date if a Variable Dollar Benefit is selected. The Company guarantees that the Mortality and Expense Risk Charge will never increase for a Contract after it has been issued. The Mortality and Expense Risk Charge is reflected in the Accumulation Unit Values for each Sub-Account. The Mortality and Expense Risk Charge is not assessed against Fixed Account options.

The  mortality   risks  assumed  by  the  Company  arise  from  its  contractual obligations to make Benefit Payments (determined in accordance with the annuity tables and other provisions contained in the Contract).

The Company also bears substantial risk in connection with payment of the Death Benefit before the Annuity Commencement Date, since in certain circumstances the Company may be obligated to pay a larger Death Benefit amount than the then-existing Account Value of the Contract.

The expense risk assumed by the Company is the risk that the Company's actual expenses in administering the Contracts and the Separate Account will exceed the amount recovered through the Contract Maintenance Fees and Transfer Fees.

If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, the loss will fall on the Company. Conversely, if this charge is more than sufficient, any excess will be profit to the Company. Currently, the Company expects a profit from this charge.

The Company recognizes that the CDSC may not generate sufficient funds to pay the cost of distributing the Contracts. To the extent that the CDSC is insufficient to cover the actual cost of Contract distribution, the deficiency will be met from the Company's general corporate assets which may include amounts, if any, derived from the Mortality and Expense Risk Charge.

PREMIUM TAXES. Certain state and local governments impose premium taxes. These taxes currently range up to 5.0% depending upon the jurisdiction. The Company, in its sole discretion and in compliance with any applicable state law, will determine the method used to recover premium tax expenses incurred. The Company will deduct any applicable premium taxes from the Account Value either upon death, surrender, annuitization, or at the time Purchase Payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

TRANSFER FEE. The Company currently imposes a $25 fee for each transfer in excess of twelve in a single Contract Year. The Company will deduct the charge from the amount transferred. Currently, transfers associated with Dollar Cost Averaging, Interest Sweep and Portfolio Rebalancing programs do not incur a Transfer Fee and do not count toward the twelve annual transfers currently permitted under the Contract without a Transfer Fee.


FUND EXPENSES. The value of the assets in the Separate Account reflects the value of Fund shares and therefore the fees and expenses paid by each Fund. The annual expenses of each Fund are set out in the "Summary of Expenses" tables at the front of this Prospectus. A complete description of the fees, expenses, and deductions from the Funds are found in the respective prospectuses for the Funds. (See "THE FUNDS," page 21.)


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

REDUCTION OR ELIMINATION OF CONTRACT CHARGES (GROUP CONTRACTS ONLY). The CDSC and administrative charges under the Contract may be reduced or eliminated when certain sales of the Contract result in savings or reduction of sales expenses. The entitlement to such a reduction in the CDSC or the administrative charges will be based on the following: (1) the size and type of the group to which sales are to be made; (2) the total amount of Purchase Payments to be received; and (3) any prior or existing relationship with the Company. The CDSC and administrative charges may be reduced or waived in connection with a Contract offered to a group of employees of the Company, its subsidiaries and/or affiliates. There may be other circumstances, of which the Company is not presently aware, which could result in fewer sales expenses. In no event will reduction or elimination of the CDSC or the administrative charge be permitted where such reduction or elimination will be unfairly discriminatory to any person.

                               SETTLEMENT OPTIONS

ANNUITY COMMENCEMENT DATE. The Annuity Commencement Date is shown on the Contract Specifications page. The Owner may change the Annuity Commencement Date by Written Request made at least 30 days prior to the date that Annuity Benefit payments are scheduled to begin. Unless the Company agrees otherwise, the Annuity Commencement Date cannot be later than the Contract Anniversary following the 85th birthday of the eldest Owner, or five years after the Contract Effective Date, whichever is later.

ELECTION OF SETTLEMENT OPTION. If the Owner is alive on the Annuity Commencement Date and unless otherwise directed, the Company will apply the Account Value, less premium taxes, if any, according to the settlement option elected. (Notwithstanding the foregoing, for Qualified Contracts, a surrender will be deemed to have been made, and an amount equal to the Surrender Value as of the Annuity Commencement Date will be used to provide Annuity Benefit payments commencing on or after the Annuity Commencement Date if the payee is a non-natural person, unless the non-natural person payee is the Owner of the Individual Contract or Group Contract and has an immediate obligation to make corresponding payments of an Annuity Benefit to the Annuitant.)

If no election has been made on the Annuity Commencement Date, the Company will begin payments based on Settlement Option B (Life Annuity with Payments for at Least a Fixed Period), described below, with a fixed period of 120 monthly payments assured.

BENEFIT PAYMENTS. Benefit Payments may be calculated and paid: (1) as a Fixed Dollar Benefit; (2) as a Variable Dollar Benefit; or (3) as a combination of both.

If only a Fixed Dollar Benefit is to be paid, the Company will transfer all of the Account Value to the Company's general account on the applicable
Commencement Date, or on the Death Benefit Valuation Date (if applicable). Similarly, if only a Variable Dollar Benefit is elected, the Company will transfer all of the Account Value to the Sub-Accounts as of the end of the Valuation Period immediately prior to the applicable Commencement Date; the Company will allocate the amount applied to a Variable Dollar Benefit among the Sub-Accounts in accordance with a Written Request. No transfers between the Fixed Dollar Benefit and the Variable Dollar Benefit will be allowed after the Commencement Date. However, after the Variable Dollar Benefit has been paid for at least twelve months, the Person Controlling Payments may, no more than once each twelve months thereafter, transfer all or part of the Benefit Units upon which the Variable Dollar Benefit is based from the Sub-Account(s) then held, to Benefit Units in different Sub-Account(s).

If a Variable Dollar Benefit is elected, the amount to be applied under that benefit is the Variable Account Value as of the end of the Valuation Period immediately preceding the applicable Commencement Date. If a Fixed Dollar Benefit is to be paid, the amount to be applied under that benefit is the Fixed Account Value as of the applicable Commencement Date, or as of the Death Benefit Valuation Date (if applicable).


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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FIXED  DOLLAR  BENEFIT.   Fixed  Dollar  Benefit   payments  are  determined  by
multiplying the Fixed Account Value (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium tax not previously deducted) by the amount of the monthly payment per $1,000 of value obtained from the Settlement Option Table for the settlement option elected. Fixed Dollar Benefit payments will remain level for the duration of the payment period.

If at the time a Fixed Dollar Benefit is elected, the Company has available options or rates on a more favorable basis than those guaranteed, the higher benefits shall be applied and shall not change for as long as that election remains in force.

VARIABLE DOLLAR BENEFIT. The first monthly Variable Dollar Benefit payment is equal to the Owner's Variable Account Value (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium tax not previously deducted) as of the end of the Valuation Period immediately preceding the applicable Commencement Date multiplied by the amount of the monthly payment per $1,000 of value obtained from the Settlement Option Table for the Benefit Payment option elected less the pro rata portion of the Contract Maintenance Fee.

The number of Benefit Units in each Sub-Account held by the Owner is determined by dividing the dollar amount of the first monthly Variable Dollar Benefit payment from each Sub-Account by the Benefit Unit Value for that Sub-Account as of the applicable Commencement Date. The number of Benefit Units remains fixed during the Benefit Payment Period, except as a result of any transfers among Sub-Accounts after the applicable Commencement Date.

The dollar amount of the second and any subsequent Variable Dollar Benefit payment will reflect the investment performance of the Sub-Account(s) selected and may vary from month to month. The total amount of the second and any subsequent Variable Dollar Benefit payment will be equal to the sum of the payments from each Sub-Account less a pro rata portion of the Contract Maintenance Fee. Where an Owner elects a Variable Dollar Benefit, there is a risk that only one Benefit Payment will be made under any settlement option, if:
(i) at the end of the applicable Valuation Period, the Owner's Variable Account Value has declined to zero; or (ii) the person on whose life Benefit Payments are based dies prior to the second Benefit Payment.

The payment from each Sub-Account is found by multiplying the number of Benefit Units held in each Sub-Account by the Benefit Unit Value for that Sub-Account as of the end of the fifth Valuation Period preceding the due date of the payment.

The Benefit Unit Value for each Sub-Account is originally established in the same manner as Accumulation Unit Values. Thereafter, the Benefit Unit Value for a Sub-Account is determined by multiplying the Benefit Unit Value as of the end of the preceding Valuation Period by the Net Investment Factor, determined as set forth above under "Net Investment Factor", for the Valuation Period just ended. The product is then multiplied by the assumed daily investment factor (0.99991781), for the number of days in the Valuation Period. The factor is based on the assumed net investment rate of 3% per year, compounded annually, that is reflected in the Settlement Option Tables.

TRANSFERS AFTER THE COMMENCEMENT DATE. After the applicable Commencement Date, no transfers between the Fixed Account and the Separate Account are permitted. However, after a Variable Dollar Benefit has been paid for at least twelve months, the Participant may, by Written Request to the Administrative Office, transfer Benefit Units between Sub-Accounts no more than once during a twelve-month period.


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-------------------------------------------------------------------------------

TRANSFER  FORMULA.   Transfers  after  the  applicable   Commencement  Date  are
implemented according to the following formulas:

         1) Determine the number of units to be transferred from the Sub-Account as follows:
                           =AT/BUV1
         2) Determine the number of Benefit Units remaining in such Sub-Account (after the transfer): = UNIT1 -
                           AT/BUV1
         3) Determine the number of Benefit Units in the Transferee Sub-Account (after the transfer): = UNIT2
                           + AT/BUV2
         4) Subsequent Variable Dollar Benefit payments will reflect the changes in Benefit Units in each Sub-Account as of the next Variable Dollar Benefit payment's due date.

         Where:

                (BUV1) is the Benefit Unit Value of the Sub-Account that the transfer is being made from as of the end of the Valuation Period in which the transfer request was received.
                (BUV2) is the Benefit Unit Value of the Sub-Account that the transfer is being made to as of the end of the Valuation Period in which the transfer request was received.
                (UNIT1) is the number of Benefit Units in the Sub-Account that the transfer is being made from, before the transfer.
                (UNIT2) is the number of Benefit Units in the Sub-Account that the transfer is being made to, before the transfer.
                (AT)  is  the  dollar   amount   being   transferred   from  the
                Sub-Account.

SETTLEMENT OPTIONS.

OPTION A:         INCOME FOR A FIXED PERIOD
                  -------------------------

                  The Company will make periodic payments for a fixed period. The first payment will be paid as of the last day of the initial Payment Interval. The maximum time over which payments will be made by the Company or money will be held by the Company is 30 years. The Option A Tables set forth in the Statement of Additional Information (and in the Contracts) apply to this Option.

OPTION B:         LIFE ANNUITY WITH PAYMENTS FOR AT LEAST A FIXED PERIOD
                  ------------------------------------------------------

                  The Company will make periodic payments for at least a fixed period. If the person on whose life Benefit Payments are based lives longer than the fixed period, then the Company will make payments until his or her death. The first payment will be paid as of the first day of the initial Payment Interval. The Option B Tables set forth in the Statement of Additional Information (and in the Contracts) apply to this Option.

OPTION C:         JOINT AND ONE-HALF SURVIVOR ANNUITY
                  -----------------------------------

                  The Company will make periodic payments until the death of the primary person on whose life Benefit Payments are based; thereafter, the Company will make one-half of the periodic payment until the death of the secondary person on whose life Benefit Payments are based. The Company will require Due Proof of Death of the primary person on whose life Benefit Payments are based. The first payment will be paid as of the first day of the initial Payment Interval. The Option C Tables set forth in the Statement of Additional Information (and in the Contracts) apply to this Option.


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
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OPTION D:         LIFE ANNUITY
                  ------------

                  The Company will make periodic payments until the death of the person on whose life Benefit Payments are based. The first payment will be paid as of the first day of the initial
                  Payment Interval. The Option D Tables set forth in the Statement of Additional Information (and in the Contracts) apply to this Option.

OPTION E:         ANY OTHER FORM
                  --------------

                  The Company will make periodic payments in any other form of settlement option which is acceptable to it at the time of an election.

MINIMUM AMOUNTS. Presently, the minimum amount of a Benefit Payment under any settlement option is $50. If an Owner selects a Payment Interval under which a Benefit Payment would be less than $50, the Company will advise the Owner that a new Payment Interval must be selected so that the Benefit Payment will be at least $50. In general, monthly, quarterly, semi-annual and annual Payment
Intervals are available. From time to time, the Company may require Benefit Payments to be made by direct deposit or wire transfer to the account of a designated payee.

Minimum amounts, Payment Intervals and other terms and conditions may be modified by the Company at any time without prior notice to Owners, as permitted by applicable law. If the Company changes the minimum amounts, the Company may change any current or future payment amounts and/or Payment Intervals to conform with the change. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied. Once payment begins under a settlement option, the settlement option may not be changed.

All factors, values, benefits and reserves under the Contract will not be less than those required by the law of the state in which the Contract is delivered.

SETTLEMENT OPTION TABLES. The Settlement Option Tables set forth in the Statement of Additional Information and in the Contracts show the guaranteed payments that the Company will make at sample Payment Intervals for each $1,000 applied at the guaranteed interest rate of three percent (3%) per year, compounded annually.

Rates for monthly payments for ages or fixed periods not shown in the Settlement Option Tables will be calculated on the same basis as those shown and may be obtained from the Company. Fixed periods shorter than five years are not available, except as a Death Benefit settlement option.

                               GENERAL PROVISIONS

NON-PARTICIPATING. The Contract does not pay dividends or share in the Company's divisible surplus.

MISSTATEMENT. If the age and/or sex of a person on whose life Benefit Payments are based is misstated, the payments or other benefits under the Contract shall be adjusted to the amount which would have been payable based on the correct age and/or sex. If the Company made any underpayments based on any misstatement, the amount of any underpayment with interest shall be immediately paid in one sum. In addition to any other remedies that may be available at law or at equity, the Company may deduct any overpayments made, with interest, from any succeeding payment(s) due under the Contract.

PROOF OF EXISTENCE AND AGE. The Company may require proof of age and/or sex of any person on whose life Benefit Payments are based. If payment under a settlement option depends on whether a specified person is still alive, the Company may at any time require proof that any such person is still living.


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

DISCHARGE OF LIABILITY. Upon payment of any partial or full surrender, or any Benefit Payment, the Company shall be discharged from all liability to the extent of each such payment.

TRANSFER OF OWNERSHIP.

         NON-QUALIFIED CONTRACT. The Owner of a Non-Qualified Contract may transfer ownership at any time during his or her lifetime. Any such transfer is subject to the following:

                  1)   it must be made by Written Request; and
                  2) unless otherwise elected or required by law, it will not cancel a designation of an Annuitant or Beneficiary or any settlement option election previously made.

         QUALIFIED CONTRACT. The Owner of a Qualified Contract may not transfer ownership.

ASSIGNMENT.

         NON-QUALIFIED CONTRACT. The Owner of a Non-Qualified Contract may assign all or any part of his or her rights under the Contract except rights to:

                  1)   designate or change a Beneficiary;
                  2)   designate or change an Annuitant;
                  3)   transfer ownership; and
                  4)   elect a settlement option.

         The person to whom an assignment is made is called an assignee.

         The Company is not responsible for the validity of any assignment. An assignment must be in writing and must be received at the Administrative Office of the Company. The Company will not be bound by an assignment until the Company acknowledges it. An assignment is subject to any payment made or any action the Company takes before the Company acknowledges it. An assignment may be ended only by the assignee or as provided by law.

         QUALIFIED CONTRACT. The Owner of a Qualified Contract may not assign or in any way alienate his or her interest under the Contract.

ANNUAL RE0PORT. At least once each Contract Year, the Company will provide a report of the Contract's current values and any other information required by law, until the first to occur of the following:

         1)    the date the Contract is fully surrendered;
         2)    the Annuity Commencement Date; or
         3)    the Death Benefit Commencement Date.

INCONTESTABILITY.  No Contract shall be contestable by the Company.

ENTIRE CONTRACT. The Company issues the Contract in consideration and acceptance of the payment of the initial Purchase Payment. In those states that require a written application, a copy of the application will be attached to and become part of the Contract. Only statements in the application, if any, or made elsewhere by the Owner in consideration for the Contract will be used to void the Owner's interest under the Contract, or to defend a claim based on it. Such statements are representations and not warranties.


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

CHANGES -- WAIVERS. No changes or waivers of the terms of the Contract are valid unless made in writing by the Company's President, Vice President, or Secretary. The Company reserves the right both to administer and to change the provisions of the Contract to conform to any applicable laws, regulations or rulings issued by a governmental agency.

NOTICES AND DIRECTIONS. The Company will not be bound by any authorization, election or notice which is not made by Written Request.

Any written notice requirement by the Company to the Owner will be satisfied by the mailing of any such required written notice, by first-class mail, to the Owner's last known address as shown on the Company's records.

                               FEDERAL TAX MATTERS

INTRODUCTION. The following discussion is a general description of federal tax considerations relating to the Contracts and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under a Contract. Any person concerned about tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

A Contract may be purchased on a tax-qualified or non-tax-qualified basis. Qualified Contracts are designed for use in connection with plans entitled to special income tax treatment under Section 401, 403, 408 or 457(g) of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, on Benefit Payments, and on the economic benefit to the Owner or the Beneficiary may depend on the type of Contract and the tax status of the individual concerned.

Certain requirements must be satisfied in purchasing a Qualified Contract and receiving distributions from such a Contract in order to continue to receive favorable tax treatment. The Company makes no attempt to provide more than general information about use of Contracts with the various types of tax-qualified arrangements. Owners and Beneficiaries are cautioned that the rights of any person to any benefits may be subject to the terms and conditions of the tax-qualified arrangement, regardless of the terms and conditions of the Contract. Some tax-qualified arrangements are subject to distribution and other requirements that are not incorporated in the administration of the Contract. Owners are responsible for determining that contributions, distributions and other transactions with respect to Qualified Contracts satisfy applicable law. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The Statement of Additional Information discusses the requirements for qualifying as an annuity.

TAXATION OF ANNUITIES IN GENERAL. Section 72 of the Code governs taxation of annuities in general. The Company believes that the Owner who is a natural person generally is not taxed on increases in the value of an Account until distribution occurs by withdrawing all or part of the Account Value (E.G., surrenders or annuity payments under the settlement option elected.) The taxable portion of a distribution (in the form of a single sum payment or an annuity) is generally taxable as ordinary income.

The following discussion generally applies to a Contract owned by a natural person.


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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

SURRENDERS.

         QUALIFIED CONTRACTS. In the case of a surrender under a Contract, a pro rata portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the annuity. The "investment in the contract" generally equals the amount of any non-deductible and/or non-excludable Purchase Payments paid by or on behalf of any individual. Special tax rules may be available for certain distributions from a Qualified Contract.

         NON-QUALIFIED CONTRACTS. In the case of a partial surrender under a Non-Qualified Contract, the amount recovered is taxable to the extent that the Account Value immediately before the surrender exceeds the "investment in the contract" at such time. In the case of a full surrender under a Non-Qualified Contract, the amount recovered is taxable to the extent it exceeds the "investment in the contract" at such time.

BENEFIT PAYMENTS. Although the tax consequences may vary depending on the settlement option elected under the Contract, in general, only the portion of a Benefit Payment that exceeds the allocable share of the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional Benefit Payments is taxable. For Variable Dollar Benefit payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. For Fixed Dollar Benefit payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Benefit Payments for the term of the payments; however, the remainder of each Benefit Payment is taxable. Special allocation rules apply if Benefit Payments are made for life with a minimum number of payments guaranteed. In any case, once the "investment in the contract" has been fully recovered, the full amount of any additional Benefit Payments is taxable. If Benefit Payments cease before full recovery of the "investment in the contract," in some circumstances the unrecovered amount may be claimed as a tax deduction.

PENALTY TAX. In general, a 10% premature distribution penalty tax applies to the taxable portion of a distribution from a Contract prior to age 59 1/2. Exceptions to this penalty tax are available for distributions made on account of disability, death, and certain payments for life and life expectancy. Certain other exceptions may apply depending on the tax-qualification of the Contract involved. The premature distribution penalty tax is increased to 25% for distributions from a Savings Incentive Match Plan for Employees (SIMPLE) IRA described in Section 408(p) of the Code during the first two years of participation in the plan.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed under a Contract because of the death of an Owner. Generally such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under a settlement option, they are taxed as Benefit Payments, as described above.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF THE CONTRACT. When permitted, a transfer of ownership or an assignment of a Contract, the designation of an Annuitant who is not also the Owner, or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein.

QUALIFIED CONTRACTS - GENERAL. Qualified Contracts are designed for use with several types of retirement plans. The tax rules applicable to Owner and Beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan.

         INDIVIDUAL RETIREMENT ANNUITIES. Code Sections 219 and 408 permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". Under applicable limitations, certain amounts may be contributed to an IRA that are deductible from an individual's gross income. Employers also may establish a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) to provide IRA contributions on behalf of their employees.



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INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

         TAX-SHELERTED ANNUITIES. Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in
         Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Subject to certain limits, such contributions are not includable in the gross income of the employee until the employee receives distributions under the Contract. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, separates from service, becomes disabled, incurs a hardship, or dies.

         TEXAS  OPTIONAL  RETIREMENT  PROGRAM.  The  Texas  Optional  Retirement
         Program ("ORP") provides for the purchase of tax sheltered annuities. In addition to the normal rules and restrictions of Section 403(b) of the Code, Section 830.105 of the Texas Government Code permits ORP participants to withdraw their interests in a Contract issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement; (3) attainment of age 70 1/2; or (4) death. Section 830.205 of the Texas Government Code provides that ORP benefits vest after one year of participation. Accordingly, an Account Value cannot be withdrawn or distributed without written certification from the employer of the ORP participant's vesting status and, if the participant is living and under age 70 1/2, the participant's retirement or other termination from employment.

         PENSION AND PROFIT SHARING PLANS. Code section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans.

         Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the Contract to their specific needs.

CERTAIN DEFERRED COMPENSATION PLANS. Governmental and other tax-exempt employers may invest in annuity contracts in connection with deferred compensation plans established for the benefit of their employees under Section 457 of the Code. Other employers may invest in annuity contracts in connection with non-qualified deferred compensation plans established for the benefit of their employees. In most cases, these plans are designed so that contributions made for the benefit of the employees generally will not be includable in the employees' gross income until distributed from the plan.

WITHHOLDING. Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Federal withholding at a flat 20% of the taxable part of the distribution is required if the distribution is eligible for rollover and the distribution is not paid as a direct rollover. In other cases, recipients generally are provided the opportunity to elect not to have tax withheld from distributions.

POSSIBLE CHANGES IN TAXATION. There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

The federal administration's 1999 budget proposal contains provisions to tax the exchange of a fixed annuity contract for a variable contract, the exchange of a variable contract for a fixed annuity contract, or the reallocation of investments within a variable annuity contract. While there has been considerable opposition to this proposal in Congress, it is too early to predict whether this proposal will be adopted.

OTHER TAX CONSEQUENCES. As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change. Federal estate and gift tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the Contract depend on the circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.


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                                    Page 47

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

GENERAL. At the time the initial Purchase Payment is paid, a prospective purchaser must specify whether the purchase is a Qualified Contract or a Non-Qualified Contract. If the initial Purchase Payment is derived from an exchange or surrender of another annuity contract, the Company may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. The Company will require that persons purchase separate Contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Contract will require the minimum initial Purchase Payment stated above. Additional Purchase Payments under a Contract must qualify for the same federal income tax treatment as the initial Purchase Payment under the Contract; the Company will not accept an additional Purchase Payment under a Contract if the federal income tax treatment of such Purchase Payment would be different from that of the initial Purchase Payment.

                          DISTRIBUTION OF THE CONTRACTS

AAG Securities, Inc. ("AAG Securities"), an affiliate of the Company, is the principal underwriter and distributor of the Contracts. AAG Securities may also serve as an underwriter and distributor of other contracts issued through the Separate Account and certain other separate accounts of the Company and any affiliates of the Company. AAG Securities is a wholly owned subsidiary of American Annuity Group(SERVICEMARK), Inc., a publicly traded company which is an indirect subsidiary of American Financial Group, Inc. AAG Securities is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 250 East Fifth Street, Cincinnati, Ohio 45202. The Company pays AAG Securities for acting as underwriter under a distribution agreement.

AAG  Securities  sells  Contracts  through its  registered  representatives.  In addition, AAG Securities may enter into sales agreements with other broker-dealers to solicit applications for the Contracts through registered representatives who are licensed to sell securities and variable insurance products. These agreements provide that applications for the Contracts may be solicited by registered representatives of the broker-dealers appointed by the Company to sell its variable life insurance and variable annuities. These broker-dealers are registered with the Securities and Exchange Commission and are members of the NASD. The registered representatives are authorized under applicable state regulations to sell variable annuities.

The Company or AAG Securities may pay commissions to registered representatives of AAG Securities and other broker-dealers of up to 8.5% of Purchase Payments made under the Contracts ("Commissions"). These Commissions are reduced by one-half for Contracts issued to Owners over age 75. When permitted by state law and in exchange for lower initial Commissions, AAG Securities and/or the Company may pay trail commissions to registered representatives of AAG Securities and to other broker-dealers. Trail commissions are not expected to exceed 1% of the Account Value of a Contract on an annual basis. To the extent permissible under current law, the Company and/or AAG Securities may pay production, persistency and managerial bonuses as well as other promotional incentives, in cash or other compensation, to registered representatives of AAG Securities and/or other broker-dealers.

                                LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account or AAG Securities. The Company is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to the Company's assets or the Separate Account.


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                                    Page 48

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

                                  VOTING RIGHTS

To the extent required by applicable law, all Fund shares held in the Separate Account will be voted by the Company at regular and special shareholder meetings of the respective Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Account. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if the Company determines that it is allowed to vote all shares in its own right, the Company may elect to do so.

The person with the voting interest is the Owner, or the Person Controlling Payments, if different from the Owner. The number of votes which are available will be calculated separately for each Sub-Account. Before the Annuity Commencement Date, that number will be determined by applying the Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. The Owner, or the Person Controlling Payments, if different from the Owner, holds a voting interest in each Sub-Account to which the Account Value is allocated. After the Annuity Commencement Date, the number of votes decreases as Benefit Payments are made and as the number of Accumulation Units for a Contract decreases.

The number of votes of a Fund will be determined as of the date coincident with the date established by that Fund for shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Funds.

Shares as to which no timely instructions are received and shares held by the Company as to which Owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in the Sub-Account. Voting instructions to abstain on any item will be applied on a pro rata basis to reduce the votes eligible to be cast. Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports and other material relating to the appropriate Fund. It should be noted that the Funds are not required to hold annual or other regular meetings of shareholders.

                              AVAILABLE INFORMATION

The Company has filed a registration statement (the Registration Statement) with the Securities and Exchange Commission under the Securities Act of 1933 relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company or the Contracts. Statements contained in this Prospectus, as to the content of the Contracts and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments filed as exhibits to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Securities and Exchange Commission, located at 450 Fifth Street, N.W., Washington, D.C., and may also be accessed at the Commission's Web site http:\\www.sec.gov.


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                                    Page 49

INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES              PROSPECTUS
-------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

A Statement of Additional Information is available which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:

                                TABLE OF CONTENTS
                  --------------------------------------------

                                                                     Page
                                                                     ----
ANNUITY INVESTORS LIFE INSURANCE COMPANY(REGISTERED).................. 3
         General Information and History.............................. 3
         State Regulation............................................. 3

SERVICES.............................................................. 3
         Safekeeping of Separate Account Assets....................... 3
         Records and Reports.......................................... 3
         Experts...................................................... 3

DISTRIBUTION OF THE CONTRACTS......................................... 4

CALCULATION OF PERFORMANCE INFORMATION................................ 4
         Money Market Sub-Account Standardized Yield Calculation...... 4
         Other Sub-Account Standardized Yield Calculation............. 5
         Standardized Annual Total Return Calculation................. 6
         Standardized Annual Total Return............................. 7
         Other Performance Data....................................... 8
         Nonstandardized Annual Total Return..........................10

ANNUITY PAYMENTS-SETTLEMENT OPTION TABLES.............................11

FEDERAL TAX MATTERS...................................................17
         Taxation of the Company......................................17
         Tax Status of the Contract...................................17

FINANCIAL STATEMENTS..................................................18

-  -  -  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Copies of the Statement of Additional Information dated July 15, 1998 are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: Annuity Investors Life Insurance Company(REGISTERED), P.O. Box 5423, Cincinnati, Ohio 45201-5423.

Name:    _____________________________________________________________________

Address: _____________________________________________________________________

City:    _____________________________________________________________________

State:   _____________________________________________________________________

Zip:     _____________________________________________________________________


                                      NOTES



--------------------------------------------------------------------------------

                ANNUITY INVESTORS[REGISTERED] VARIABLE ACCOUNT B
                                       OF
              ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED]
           P.O. BOX 5423, CINCINNATI, OHIO 45201-5423, (800) 789-6771

                       STATEMENT OF ADDITIONAL INFORMATION
                                       FOR
  THE COMMODORE INDEPENDENCE[SERVICEMARK]; THE COMMODORE ADVANTAGE[SERVICEMARK]


This Statement of Additional Information expands upon subjects discussed in the current Prospectuses for The Commodore AdvantageSERVICEMARK Individual and Group Flexible Premium Deferred Annuity Contracts and The Commodore IndependenceSERVICEMARK Individual Flexible Premium Deferred Annuity Contracts (collectively, the "Contracts") offered by Annuity Investors Life Insurance Company[REGISTERED]. A copy of either Prospectus dated July 15, 1998, as supplemented from time to time, may be obtained free of charge by writing to Annuity Investors Life Insurance Company, Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. Terms used in the current Prospectuses for the Contracts are incorporated in this Statement of Additional Information.


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE APPLICABLE CONTRACT.



Dated July 15, 1998






--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            PAGE

ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED]...........................3

  GENERAL INFORMATION AND HISTORY..............................................3
  STATE REGULATION.............................................................3

SERVICES.......................................................................3

  SAFEKEEPING OF SEPARATE ACCOUNT ASSETS.......................................3
  RECORDS AND REPORTS..........................................................3
  EXPERTS......................................................................4

DISTRIBUTION OF THE CONTRACTS..................................................4


CALCULATION OF PERFORMANCE INFORMATION.........................................4

  MONEY MARKET SUB-ACCOUNT STANDARDIZED YIELD CALCULATION......................4
  OTHER SUB-ACCOUNT STANDARDIZED YIELD CALCULATIONS............................5
  STANDARDIZED ANNUAL TOTAL RETURN CALCULATION.................................6
  STANDARDIZED ANNUAL TOTAL RETURN.............................................7
  OTHER PERFORMANCE DATA.......................................................8
  NON-STANDARDIZED ANNUAL TOTAL RETURN........................................10

ANNUITY PAYMENTS-SETTLEMENT OPTION TABLES.....................................11
  INDIVIDUAL QUALIFIED CONTRACTS..............................................11
  INDIVIDUAL NON-QUALIFIED CONTRACTS..........................................12
  GROUP CONTRACTS.............................................................15

FEDERAL TAX MATTERS...........................................................17

  TAXATION OF THE COMPANY.....................................................17
  TAX STATUS OF THE CONTRACTS.................................................17

FINANCIAL STATEMENTS..........................................................18



________________________________________________________________________________
                                      Page 2

________________________________________________________________________________


The following information supplements the information in the Prospectuses about the Contracts. Terms used in this Statement of Additional Information have the same meaning as in the Prospectuses.

              ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED]

GENERAL INFORMATION AND HISTORY

Annuity Investors Life Insurance Company[REGISTERED] (the "Company"), formerly known as Carillon Life Insurance Company, is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The name change occurred in the state of domicile on April 12, 1995. The Company is principally engaged in the sale of fixed and variable annuity policies.

The Company was acquired in November, 1994, by American Annuity GroupSERVICEMARK, Inc. ("AAG") a Delaware corporation that is a publicly traded insurance holding company. Great American[REGISTERED] Insurance Company
("GAIC"), an Ohio corporation, owns 80% of the common stock of AAG. GAIC is a multi-line insurance carrier and a wholly owned subsidiary of Great American[REGISTERED] Holding Company ("GAHC"), an Ohio corporation. GAHC is a wholly owned subsidiary of American Financial Corporation ("AFC"), an Ohio corporation. AFC is a wholly owned subsidiary of American Financial Group, Inc. ("AFG"), an Ohio corporation that owns 1% of the common stock of AAG. AFG is a publicly traded holding company which is engaged, through its subsidiaries, in financial businesses that include annuities, insurance and portfolio investing, and non-financial businesses.

STATE REGULATION
The Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in each such jurisdiction. Where required by law or regulation, the Contracts will be modified accordingly.

                                    SERVICES

SAFEKEEPING OF SEPARATE ACCOUNT ASSETS
Title to assets of the Separate Account is held by the Company. The Separate Account assets are segregated from the Company's general account assets. Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

Title to assets of the Fixed Account is held by the Company together with the Company's general account assets.

RECORDS AND REPORTS
All records and accounts relating to the Fixed Account and the Separate Account will be maintained by the Company. As presently required by the provisions of the Investment Company Act of 1940, as amended ("1940 Act"), and rules and regulations promulgated thereunder which pertain to the Separate Account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to each Owner of an Individual Contract and to each Group Contract Owner semi-annually at the Owner's last known address.

________________________________________________________________________________
                                      Page 3

________________________________________________________________________________


EXPERTS
The financial statements of the Separate Account as of December 31, 1997 and the year then ended and the statutory-basis financial statements of the Company at December 31, 1997 and 1996, and for the years then ended, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                          DISTRIBUTION OF THE CONTRACTS

The offering of the Contracts is expected to be continuous. Although the Company does not anticipate discontinuing the offering of the Contracts, the Company reserves the right to discontinue offering any one or more of the Contracts.

No Commodore Advantage or Commodore Independence Contracts were sold as of December 31, 1997.

                     CALCULATION OF PERFORMANCE INFORMATION

MONEY MARKET SUB-ACCOUNT STANDARDIZED YIELD CALCULATION
In accordance with rules and regulations adopted by the Securities and Exchange Commission, the Company computes the Money Market Sub-Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one unit of the Money Market Sub-Account at the beginning of such seven-day period, dividing such net change in the value of the hypothetical account by the value of the hypothetical account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in the value of the hypothetical account reflects the deductions for the Mortality and Expense Risk and Administration Charges and income and expenses accrued during the period. Because of these deductions, the yield for the Money Market Sub-Account of the Separate Account will be lower than the yield for the Money Market Fund or any comparable substitute funding vehicle.

The Securities and Exchange Commission also permits the Company to disclose the effective yield of the Money Market Sub-Account for the same seven-day period, determined on a compounded basis. The effective yield is calculated according to the following formula:

EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) 365/7] - 1

The effective yield and yields for the Money Market Sub-Account for the seven-day period ended December 31, 1997 are as follows:

                              YIELD       EFFECTIVE YIELD
                              -----       ---------------

The Commodore Advantage       3.72%           3.80%
The Commodore Independence    3.72%           3.80%

________________________________________________________________________________
                                      Page 4

________________________________________________________________________________


The yield on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund or substitute funding vehicle, the types and quality of portfolio securities held by the Money Market Fund or substitute funding vehicle, and operating expenses. IN ADDITION, THE YIELD FIGURES DO NOT REFLECT THE EFFECT OF ANY CONTINGENT DEFERRED SALES CHARGE ("CDSC") THAT MAY BE APPLICABLE ON SURRENDER UNDER ANY CONTRACT.

OTHER SUB-ACCOUNT STANDARDIZED YIELD CALCULATIONS

The Company may from time to time disclose the current annualized yield of one or more of the Sub-Accounts (other than the Money Market Sub-Account) for 30-day periods. The annualized yield of a Sub-Account refers to the income generated by the Sub-Account over a specified 30-day period. Because this yield is annualized, the yield generated by a Sub-Account during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:


YIELD =  2[(a-b OVER cd + 1)[SUPERSCRIPT]6 - 1]

Where:

      a= net investment income earned during the period by the Portfolio attributable to the shares owned by the Sub-Account.

      b= expenses for the Sub-Account accrued for the period (net of reimbursements).

      c= the average daily number of Accumulation Units outstanding during the period.

      d= the maximum offering price per Accumulation Unit on the last day of the period.

Net investment income will be determined in accordance with rules and regulations established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts. The yield calculations do not reflect the effect of any CDSC that may be applicable to a particular Contract. The CDSC, if applicable to a particular Contract, is discussed in the Prospectus for that Contract.

Because of the charges and deductions imposed by the Separate Account, the yield for a Sub-Account will be lower than the yield for the corresponding Fund. The yield on amounts held in a Sub-Account normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. The Sub-Account's actual yield will be affected by the types and quality of portfolio securities held by the Fund and its operating expenses.

________________________________________________________________________________
                                      Page 5

________________________________________________________________________________


STANDARDIZED ANNUAL TOTAL RETURN CALCULATION

The Company may from time to time also disclose average annual total returns for one or more of the Sub-Accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one-, five- and ten-year periods that would equal the initial amount invested to the ending redeemable value, according to the following formula:

P(1 + T)[SUPERSCRIPT]n = ERV

Where:

      P      =   a hypothetical initial payment of $1,000.

      T      =   average annual total return.

      n      =   number of years.

      ERV    =   "ending redeemable value" of a hypothetical $1,000 payment made at the beginning of the one-, five- or ten-year period at the end of the one-, five- or ten-year period (or fractional portion thereof).

All recurring fees, such as the Contract Maintenance Fee and the Mortality and Expense Risk Charge, which are charged to all Contracts of that type are recognized in the ending redeemable value. The average annual total return calculations will reflect the effect of any CDSCs that may be applicable to a particular period for that type of Contract.














________________________________________________________________________________
                                     Page 6

________________________________________________________________________________


STANDARDIZED ANNUAL TOTAL RETURN
                                                                              COMMODORE         COMMODORE
                                                                            INDEPENDENCE        ADVANTAGE
                                                                               1 YEAR            1 YEAR
                                                                            (TO 12/31/97)     (TO 12/31/97)
THE DREYFUS CORPORATION:
  Small Cap Portfolio (VIF)                                                    11.14%             4.14%
  Capital Appreciation Portfolio (VIF)                                         22.29%            15.29%
  The Dreyfus Socially Responsible Growth Fund, Inc.                           22.66%            15.66%
  Dreyfus Stock Index Fund                                                     27.12%            20.12%
  Growth and Income Portfolio (VIF)                                            10.61%             3.61%
  Money Market Account (VIF)                                                   -1.04%            -8.04%

JANUS CAPITAL CORPORATION:
  Janus Aspen Worldwide Growth Portfolio                                       16.47%             9.47%
  Janus Aspen Aggressive Growth Portfolio                                       7.11%             0.11%
  Janus Aspen Balanced Portfolio                                               16.42%             9.42%
  Janus Aspen International Growth Portfolio                                   12.87%             5.87%
  Janus Aspen Growth Portfolio                                                 17.05%            10.05%

INVESCO FUNDS GROUP, INC.:
  INVESCO Industrial Income Portfolio (VIF)                                    22.40%            15.40%
  INVESCO Total Return Portfolio (VIF)                                         17.22%            10.22%
  INVESCO High Yield Portfolio (VIF)                                           11.71%             4.71%

MORGAN STANLEY ASSET MANAGEMENT INC.:
  Morgan Stanley Universal Funds U.S. Real Estate Portfolio1(1)                  N/A               N/A
  Morgan Stanley Universal Funds Fixed Income Portfolio(1)                       N/A               N/A
  Morgan Stanley Universal Funds Value Portfolio(1)                              N/A               N/A
  Morgan Stanley Universal Funds Emerging Markets Equity Portfolio             -5.08%           -12.08%
  Morgan  Stanley Universal Funds Mid Cap Value Portfolio1(1)                    N/A               N/A

PILGRIM BAXTER & ASSOCIATES, LTD.:
  PBHG Insurance  Series Fund,  Inc. - PBHG Technology
  & Communications Portfolio1(1)                                                 N/A               N/A
  PBHG Insurance Series Fund, Inc. - PBHG Growth II Portfolio1(1)                N/A               N/A
  PBHG  Insurance  Series Fund,  Inc. - PBHG Large Cap Growth Portfolio1(1)      N/A               N/A

STRONG CAPITAL MANAGEMENT, INC.
  Strong Opportunity Fund II, Inc.                                             19.72%            12.72
  Strong Growth Fund II (VIF)                                                  23.96%            16.96

THE TIMOTHY PLAN VARIABLE SERIES1(1)                                             N/A               N/A


(1) Annual Total Return not available because Fund not in existence for one full year.


________________________________________________________________________________
                                     Page 7

________________________________________________________________________________



OTHER PERFORMANCE DATA

The Company may also disclose non-standardized performance data that depicts the past performance of an underlying Fund of a Sub-Account, for periods BEFORE the Sub-Account commenced operations with such historical Fund performance adjusted for the fees and charges of the Contract. In other words, such performance information will be calculated based on the performance of the underlying Fund and the assumption that the Sub-Account had been in existence for the same periods as those indicated for the Fund, with the level of Contract charges currently in effect. The Fund used for these calculations will be the actual Fund in which the Sub-Account invests.

This type of performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the Contract is not surrendered (I.E., with no deduction of a CDSC, if applicable) or assuming that the Contract is surrendered at the end of the applicable period (I.E., reflecting a deduction for any applicable CDSC).

The Company may from time to time disclose other non-standardized total return in conjunction with the standardized performance data described above. Non-standardized data may reflect no CDSC and no Contract Maintenance Fee and may present performance data for a period of time other than that required by the standardized format. The Company may from time to time also disclose cumulative total return calculated using the following formula assuming that the CDSC percentage is 0%:

CTR = (ERV/P) - 1

Where:

      CTR  =      the  cumulative  total return net of  Sub-Account  recurring charges, other than the Contract Maintenance Fee, for the period.

      ERV  =      ending redeemable value of a hypothetical  $1,000 payment at the beginning of the one-, five- or ten-year period at the end of the one-, five- or ten-year period (or fractional portion thereof).

      P    =      a hypothetical initial payment of $1,000.

All non-standardized performance data will be advertised only if the requisite standardized performance data is also disclosed.

Any of the Contracts may be compared in advertising materials to Certificates of Deposit ("CDs") or other investments issued by banks or other depository institutions. Variable annuities differ from bank investments in several respects. For example, variable annuities may offer higher potential returns than CDs. However, unless you have elected to invest in only the Fixed Account Options, the Company does not guarantee your return. Also, none of your investments under the Contract, whether allocated to the Fixed Account or to a Sub-Account, are FDIC-insured.

Advertising materials for any of the Contracts may, from time to time, address retirement needs and investing for retirement, the usefulness of a tax-qualified retirement plan, saving for college, or other investment goals. Advertising materials for any of the Contracts may discuss, generally, the advantages of investing in a variable annuity and the Contract's particular features and their
________________________________________________________________________________
                                     Page 8

________________________________________________________________________________


desirability and may compare Contract features with those of other variable annuities and investment products of other issuers. Advertising materials may also include a discussion of the balancing of risk and return in connection with the selection of investment options under the Contracts and investment alternatives generally, as well as a discussion of the risks and attributes associated with the investment options under the Contracts. A description of the tax advantages associated with the Contracts, including the effects of tax-deferral under a variable annuity or retirement plan generally, may be included as well. Advertising materials for any of the Contracts may quote or reprint financial or business publications and periodicals, including model portfolios or allocations, as they relate to current economic and political conditions, management and composition of the underlying Funds, investment philosophy, investment techniques, the desirability of owning the Contract and other products and services offered by the Company or AAG Securities, Inc. ("AAG Securities").

The Company or AAG Securities may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include: information about current economic, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and alternative investment strategies and plans.

Ibbotson Associates of Chicago, Illinois ("Ibbotson"), provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the Consumer Price Index), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.

Advertising materials for any of the Contracts may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risk associated with the security types in any capital market may or may not correspond directly to those of the Sub-Accounts and the Funds. Advertising materials may also compare performance to that of other compilations or indices that may be developed and made available in the future.

In addition, advertising materials may quote various measures of volatility and benchmark correlations for the Sub-Accounts and the respective Funds and compare these volatility measures and correlations with those of other separate accounts and their underlying funds. Measures of volatility seek to compare a sub-account's, or its underlying fund's, historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data.








________________________________________________________________________________

________________________________________________________________________________


NON-STANDARDIZED ANNUAL TOTAL RETURN
(Contingent Deferred Sales Charges and Contract         COMMODORE INDEPENDENCE
Maintenance Fees are not reflected in the below                   AND
non-standardized return data)                             COMMODORE ADVANTAGE
                                                                1 YEAR
                                                             (TO 12/31/97)
THE DREYFUS CORPORATION:
  Small Cap Portfolio (VIF)                                     15.14%
  Capital Appreciation Portfolio (VIF)                          26.29%
  The Dreyfus Socially Responsible Growth Fund, Inc.            26.66%
  Dreyfus Stock Index Fund                                      31.12%
  Growth and Income Portfolio (VIF)                             14.61%
  Money Market Portfolio (VIF)                                   2.96%

JANUS CAPITAL CORPORATION:
  Janus Aspen Worldwide Growth Portfolio                        20.47%
  Janus Aspen Aggressive Growth Portfolio                       11.11%
  Janus Aspen Balanced Portfolio                                20.42%
  Janus Aspen International Growth Portfolio                    16.87%
  Janus Aspen Growth Portfolio                                  21.05%

INVESCO FUNDS GROUP, INC.:
  INVESCO Industrial Income Portfolio (VIF)                     26.40%
  INVESCO Total Return Portfolio (VIF)                          21.22%
  INVESCO High Yield Portfolio (VIF)                            15.71%

MORGAN STANLEY ASSET MANAGEMENT INC.:
  Morgan Stanley Universal Funds U.S. Real Estate Portfolio(1)    N/A
  Morgan Stanley Universal Funds Fixed Income Portfolio1(1)       N/A
  Morgan Stanley Universal Funds Value Portfolio1(1)              N/A
  Morgan Stanley Universal Funds Emerging Markets
  Equity Portfolio                                              -1.08%
  Morgan Stanley Universal Funds Mid Cap Value Portfolio1(1)      N/A

PILGRIM BAXTER & ASSOCIATES, LTD.:
  PBHG Insurance  Series Fund, Inc. - PBHG Technology &
  Communications Portfolio(1)                                     N/A
  PBHG Insurance Series Fund, Inc. - PBHG Growth II
  Portfolio(1)                                                    N/A
  PBHG  Insurance  Series  Fund,  Inc. - PBHG Large Cap
  Growth Portfolio(1)                                             N/A

STRONG CAPITAL MANAGEMENT, INC.
  Strong Opportunity Fund II, Inc.                              23.72%
  Strong Growth Fund II (VIF)                                   27.96%

THE TIMOTHY PLAN VARIABLE SERIES(1)                               N/A


(1) Annual Total Return not available because Fund not in existence for one full year.

________________________________________________________________________________

________________________________________________________________________________

                        ANNUITY PAYMENTS-SETTLEMENT OPTION TABLES


INDIVIDUAL QUALIFIED CONTRACTS


                                                OPTION A TABLE -- INCOME FOR A FIXED PERIOD
                                         Payments for fixed number of years for each $1,000 applied.

----------------------------------------------------------------------------------------------------------------------------------
 Terms                                       Terms                                     Terms
  of              Semi-                       of              Semi-                      of              Semi-
Payments  Annual  Annual Quarterly Monthly Payments  Annual  Annual Quarterly Monthly  Payments  Annual  Annual Quarterly Monthly
----------------------------------------------------------------------------------------------------------------------------------
Years                                         Years                                      Years
  6       184.60  91.62   45.64   15.18        11    108.08  53.64   26.72     8.88       16     79.61   39.51    19.68    6.54
  7       160.51  79.66   39.68   13.20        12    100.46  49.86   24.84     8.26       17     75.95   37.70    18.78    6.24
  8       142.46  70.70   35.22   11.71        13     94.03  46.67   23.25     7.73       18     72.71   36.09    17.98    5.98
  9       128.43  63.74   31.75   10.56        14     88.53  43.94   21.89     7.28       19     69.81   34.65    17.26    5.74
  10      117.23  58.18   28.98    9.64        15     83.77  41.57   20.71     6.89       20     67.22   33.36    16.62    5.53
---------------------------------------------------------------------------------------------------------------------------------


                              OPTION B TABLE - LIFE ANNUITY
                        With Payments For At Least A Fixed Period

                       ----------------------------------------------
                                 60       120       180      240
                               MONTHS    MONTHS    MONTHS   MONTHS
                       ----------------------------------------------
                        Age
                       ----------------------------------------------
                         55     $4.42     $4.39    $4.32     $4.22
                         56      4.51      4.47     4.40      4.29
                         57      4.61      4.56     4.48      4.35
                         58      4.71      4.65     4.56      4.42
                         59      4.81      4.75     4.64      4.49
                         60      4.92      4.86     4.73      4.55
                         61      5.04      4.97     4.83      4.62
                         62      5.17      5.08     4.92      4.69
                         63      5.31      5.20     5.02      4.76
                         64      5.45      5.33     5.12      4.83
                         65      5.61      5.46     5.22      4.89
                         66      5.77      5.60     5.33      4.96
                         67      5.94      5.75     5.43      5.02
                         68      6.13      5.91     5.54      5.08
                         69      6.33      6.07     5.65      5.14
                         70      6.54      6.23     5.76      5.19
                         71      6.76      6.41     5.86      5.24
                         72      7.00      6.58     5.96      5.28
                         73      7.26      6.77     6.06      5.32
                         74      7.53      6.95     6.16      5.35
                       ----------------------------------------------

________________________________________________________________________________

________________________________________________________________________________


              OPTION C TABLE - JOINT AND ONE-HALF SURVIVOR ANNUITY
     Monthly payments for each $1,000 of proceeds by ages of persons named.*

-------------------------------------------------------------------------------------
 PRIMARY                                SECONDARY AGE
   AGE
          ---------------------------------------------------------------------------
              60    61     62     63    64      65    66    67      68     69    70
-------------------------------------------------------------------------------------
   60       $4.56 $4.58  $4.61  $4.63 $4.65   $4.67 $4.69  $4.71   $4.73 $4.75 $4.76
   61        4.63  4.66   4.69   4.71  4.73    4.76  4.78   4.80    4.82  4.84  4.86
   62        4.71  4.74   4.77   4.80  4.82    4.85  4.87   4.90    4.92  4.94  4.96
   63        4.79  4.82   4.85   4.88  4.91    4.94  4.97   5.00    5.02  5.05  5.07
   64        4.88  4.91   4.94   4.98  5.01    5.04  5.07   5.10    5.13  5.15  5.18
   65        4.96  5.00   5.03   5.07  5.11    5.14  5.17   5.20    5.24  5.27  5.30
   66        5.05  5.09   5.13   5.17  5.21    5.24  5.28   5.32    5.35  5.38  5.42
   67        5.14  5.18   5.23   5.27  5.31    5.35  5.39   5.43    5.47  5.51  5.54
   68        5.23  5.28   5.33   5.37  5.42    5.46  5.50   5.55    5.59  5.63  5.67
   69        5.33  5.38   5.43   5.48  5.53    5.57  5.62   5.67    5.72  5.76  5.81
   70        5.43  5.48   5.53   5.59  5.64    5.69  5.74   5.80    5.85  5.90  5.95
-------------------------------------------------------------------------------------
*Payments  after the death of the  Primary  Payee will be one-half of the amount shown.

                          OPTION D TABLE - LIFE ANNUITY
                   Monthly payments for each $1,000 applied.

--------------------------------------------------------------------------------
 AGE                  AGE                 AGE                AGE
--------------------------------------------------------------------------------
  55       $4.43       60     $4.94       65      $5.65       70      $6.64
  56        4.52       61      5.07       66       5.82       71       6.89
  57        4.62       62      5.20       67       6.00       72       7.15
  58        4.72       63      5.34       68       6.20       73       7.43
  59        4.83       64      5.49       69       6.41       74       7.74
--------------------------------------------------------------------------------


INDIVIDUAL NON-QUALIFIED CONTRACTS

                   OPTION A TABLE - INCOME FOR A FIXED PERIOD
           Payments for fixed number of years for each $1,000 applied.

----------------------------------------------------------------------------------------------------------------------------------
 Terms                                       Terms                                     Terms
  of              Semi-                       of              Semi-                      of              Semi-
Payments  Annual  Annual Quarterly Monthly Payments  Annual  Annual Quarterly Monthly  Payments  Annual  Annual Quarterly Monthly
----------------------------------------------------------------------------------------------------------------------------------
 Years                                      Years                                       Years

   6     184.60   91.62   45.64    15.18     11     108.08   53.64   26.72    8.88       16      79.61   39.51   19.68     6.54
   7     160.51   79.66   39.68    13.20     12     100.46   49.86   24.84    8.26       17      75.95   37.70   18.78     6.24
   8     142.46   70.70   35.22    11.71     13      94.03   46.67   23.25    7.73       18      72.71   36.09   17.98     5.98
   9     128.43   63.74   31.75    10.56     14      88.53   43.94   21.89    7.28       19      69.81   34.65   17.26     5.74
  10     117.23   58.18   28.98     9.64     15      83.77   41.57   20.71    6.89       20      67.22   33.36   16.62     5.53
----------------------------------------------------------------------------------------------------------------------------------

________________________________________________________________________________

________________________________________________________________________________


                         OPTION B TABLES - LIFE ANNUITY
                    With Payments For At Least A Fixed Period


                MALE       60        120       180       240
                         MONTHS     MONTHS    MONTHS    MONTHS
               -----------------------------------------------
                Age
               -----------------------------------------------
                 55       $4.68      $4.62     $4.53     $4.39
                 56        4.78       4.72      4.61      4.45
                 57        4.89       4.82      4.69      4.51
                 58        5.00       4.92      4.78      4.58
                 59        5.12       5.03      4.87      4.64
                 60        5.25       5.14      4.96      4.71
                 61        5.39       5.26      5.06      4.78
                 62        5.53       5.39      5.16      4.84
                 63        5.69       5.52      5.26      4.90
                 64        5.85       5.66      5.36      4.96
                 65        6.03       5.81      5.46      5.02
                 66        6.21       5.96      5.56      5.08
                 67        6.41       6.11      5.66      5.13
                 68        6.62       6.28      5.76      5.18
                 69        6.84       6.44      5.86      5.23
                 70        7.07       6.61      5.96      5.27
                 71        7.32       6.78      6.05      5.31
                 72        7.58       6.96      6.14      5.34
                 73        7.85       7.14      6.23      5.37
                 74        8.14       7.32      6.31      5.40
               ------------------------------------------------

               ------------------------------------------------
               FEMALE      60        120       180       240
                         MONTHS     MONTHS    MONTHS    MONTHS
               ------------------------------------------------
                Age
               ------------------------------------------------
                55       $4.25      $4.22     $4.18      $4.10
                56        4.33       4.30      4.25       4.17
                57        4.41       4.38      4.32       4.23
                58        4.50       4.47      4.40       4.30
                59        4.60       4.56      4.48       4.37
                60        4.70       4.66      4.57       4.44
                61        4.81       4.76      4.66       4.51
                62        4.93       4.86      4.75       4.58
                63        5.05       4.98      4.85       4.65
                64        5.18       5.10      4.95       4.72
                65        5.32       5.22      5.05       4.79
                66        5.47       5.36      5.16       4.86
                67        5.63       5.50      5.26       4.93
                68        5.80       5.65      5.37       5.00
                69        5.98       5.80      5.49       5.06
                70        6.18       5.96      5.60       5.12
                71        6.39       6.14      5.71       5.18
                72        6.62       6.31      5.83       5.23
                73        6.86       6.50      5.94       5.28
                74        7.12       6.69      6.04       5.32
               ------------------------------------------------

________________________________________________________________________________
                                     Page 13

________________________________________________________________________________


          OPTION C TABLES - JOINT AND ONE-HALF SURVIVOR ANNUITY
    Monthly payments for each $1,000 of proceeds by ages of persons named.*

--------------------------------------------------------------------------------
 MALE                              FEMALE SECONDARY AGE
PRIMARY
 AGE
       -------------------------------------------------------------------------
         60    61     62     63      64    65     66     67    68    69    70
--------------------------------------------------------------------------------
60     $4.70 $4.73  $4.76   $4.79  $4.82 $4.85  $4.88  $4.91 $4.94 $4.96 $4.99
61      4.78  4.81   4.84    4.88   4.91  4.94   4.97   5.00  5.03  5.06  5.09
62      4.86  4.89   4.93    4.96   5.00  5.03   5.07   5.10  5.13  5.16  5.19
63      4.94  4.97   5.01    5.05   5.09  5.13   5.16   5.20  5.24  5.27  5.31
64      5.02  5.06   5.10    5.14   5.18  5.23   5.27   5.31  5.34  5.38  5.42
65      5.10  5.15   5.19    5.24   5.28  5.33   5.37   5.41  5.46  5.50  5.54
66      5.19  5.24   5.28    5.33   5.38  5.43   5.48   5.52  5.57  5.62  5.66
67      5.28  5.33   5.38    5.43   5.48  5.53   5.59   5.64  5.69  5.74  5.79
68      5.37  5.42   5.48    5.53   5.59  5.64   5.70   5.75  5.81  5.86  5.92
69      5.46  5.52   5.57    5.63   5.69  5.75   5.81   5.87  5.93  5.99  6.05
70      5.55  5.61   5.67    5.74   5.80  5.86   5.93   5.99  6.06  6.12  6.19
--------------------------------------------------------------------------------
*Payments after the death of the Primary Payee will be one-half of the amount shown.



     Monthly payments for each $1,000 of proceeds by ages of persons named.*
--------------------------------------------------------------------------------
  MALE                       FEMALE PRIMARY AGE
SECONDARY
  AGE
       -------------------------------------------------------------------------
          60    61     62      63     64      65     66    67    68    69    70
--------------------------------------------------------------------------------
 60      $4.46 $4.54   $4.62  $4.71  $4.79  $4.88  $4.98 $5.07 $5.17 $5.27 $5.38
 61       4.48  4.56    4.65   4.73   4.82   4.91   5.01  5.11  5.21  5.31  5.42
 62       4.50  4.58    4.67   4.75   4.85   4.94   5.04  5.14  5.25  5.36  5.47
 63       4.52  4.60    4.69   4.78   4.87   4.97   5.07  5.17  5.28  5.40  5.51
 64       4.53  4.62    4.71   4.80   4.90   5.00   5.10  5.21  5.32  5.44  5.56
 65       4.55  4.63    4.72   4.82   4.92   5.02   5.13  5.24  5.35  5.48  5.60
 66       4.56  4.65    4.74   4.84   4.94   5.05   5.16  5.27  5.39  5.51  5.64
 67       4.57  4.66    4.76   4.86   4.96   5.07   5.18  5.30  5.42  5.55  5.68
 68       4.59  4.68    4.78   4.88   4.98   5.09   5.21  5.33  5.45  5.59  5.72
 69       4.60  4.69    4.79   4.89   5.00   5.11   5.23  5.36  5.48  5.62  5.76
 70       4.61  4.70    4.80   4.91   5.02   5.13   5.25  5.38  5.51  5.65  5.80
--------------------------------------------------------------------------------
*Payments after the death of the Primary Payee will be one-half of the amount shown.

________________________________________________________________________________
                                     Page 14

________________________________________________________________________________


                         OPTION D TABLES - LIFE ANNUITY
                    Monthly payments for each $1,000 applied.

--------------------------------------------------------------------------------
 Male
--------------------------------------------------------------------------------
 Age                  Age                 Age                Age
--------------------------------------------------------------------------------
  55       $4.70       60     $5.28       65      $6.10       70      $7.23
  56        4.80       61      5.42       66       6.29       71       7.51
  57        4.91       62      5.57       67       6.50       72       7.80
  58        5.03       63      5.74       68       6.73       73       8.12
  59        5.15       64      5.91       69       6.97       74       8.45
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 Female
--------------------------------------------------------------------------------
  Age                 Age                 Age                 Age
--------------------------------------------------------------------------------
   55      $4.25       60      $4.72       65      $5.35       70      $6.25
   56       4.34       61       4.83       66       5.51       71       6.47
   57       4.42       62       4.95       67       5.67       72       6.71
   58       4.52       63       5.07       68       5.85       73       6.97
   59       4.61       64       5.21       69       6.04       74       7.26
--------------------------------------------------------------------------------

Upon request, we will provide information on the payments that we will make for other Payment Intervals, gender combinations, and ages.



GROUP CONTRACTS


                                       OPTION A TABLE - INCOME FOR A FIXED PERIOD
                               Payments for fixed number of years for each $1,000 applied.

----------------------------------------------------------------------------------------------------------------------------------
 Terms                                       Terms                                      Terms
  of              Semi-                       of              Semi-                      of              Semi-
Payments  Annual  Annual Quarterly Monthly Payments  Annual  Annual Quarterly Monthly  Payments  Annual  Annual Quarterly Monthly
----------------------------------------------------------------------------------------------------------------------------------
Years                                       Years                                       Years

 6        184.6   91.62   45.64    15.18      11    108.08   53.64    26.72    8.88      16      79.61   39.51    19.68    6.54

 7        160.5   79.66   39.68    13.20      12    100.46   49.86    24.84    8.26      17      75.95   37.70    18.78    6.24

 8        142.4   70.70   35.22    11.71      13     94.03   46.67    23.25    7.73      18      72.71   36.09    17.98    5.98

 9        128.4   63.74   31.75    10.56      14     88.53   43.94    21.89    7.28      19      69.81   34.65    17.26    5.74

10        117.2   58.18   28.98     9.64      15     83.77   41.57    20.71    6.89      20      67.22   33.36    16.62    5.53
---------------------------------------------------------------------------------------------------------------------------------
________________________________________________________________________________
                                     Page 15

________________________________________________________________________________



             OPTION B TABLE - LIFE ANNUITY
        With Payments For At Least A Fixed Period

       ----------------------------------------------
                  60       120       180       240
                 Months   Months    Months    Months
       -----------------------------------------------
            Age
       -----------------------------------------------
            55   $4.55     $4.51     $4.44    $4.33
            56    4.65      4.61      4.52     4.39
            57    4.76      4.71      4.61     4.46
            58    4.87      4.81      4.70     4.53
            59    4.99      4.92      4.79     4.60
            60    5.12      5.04      4.89     4.67
            61    5.25      5.16      4.99     4.74
            62    5.40      5.29      5.09     4.81
            63    5.55      5.42      5.19     4.87
            64    5.72      5.56      5.30     4.94
            65    5.89      5.71      5.40     5.00
            66    6.08      5.86      5.51     5.06
            67    6.27      6.02      5.62     5.11
            68    6.48      6.19      5.72     5.17
            69    6.71      6.36      5.83     5.22
            70    6.95      6.54      5.93     5.26
            71    7.20      6.72      6.03     5.30
            72    7.46      6.90      6.12     5.34
            73    7.75      7.08      6.21     5.37
            74    8.04      7.27      6.30     5.40
          ---------------------------------------------


          OPTION C TABLE - JOINT AND ONE-HALF SURVIVOR ANNUITY
    Monthly payments for each $1,000 of proceeds by ages of persons named.*
-------------------------------------------------------------------------------------
                                  Secondary Age
Primary
  Age      60     61     62      63     64     65     66     67      68     69     70

   60    $4.73  $4.75   $4.78  $4.80  $4.83  $4.85  $4.87   $4.89  $4.92  $4.93  $4.95
   61     4.81   4.84    4.87   4.90   4.92   4.95   4.97    5.00   5.02   5.04   5.06
   62     4.90   4.93    4.96   4.99   5.02   5.05   5.08    5.11   5.13   5.16   5.18
   63     4.99   5.03    5.06   5.09   5.13   5.16   5.19    5.22   5.25   5.28   5.30
   64     5.09   5.12    5.16   5.20   5.23   5.27   5.30    5.34   5.37   5.40   5.43
   65     5.18   5.22    5.26   5.31   5.35   5.38   5.42    5.46   5.49   5.53   5.56
   66     5.28   5.33    5.37   5.42   5.46   5.50   5.54    5.58   5.62   5.66   5.70
   67     5.38   5.43    5.48   5.53   5.58   5.62   5.67    5.72   5.76   5.80   5.84
   68     5.49   5.54    5.59   5.65   5.70   5.75   5.80    5.85   5.90   5.95   5.99
   69     5.60   5.65    5.71   5.77   5.82   5.88   5.93    5.99   6.04   6.10   6.15
   70     5.71   5.77    5.83   5.89   5.95   6.01   6.07    6.13   6.19   6.25   6.31
----------------------------------------------------------------------------------------
*Payments  after the death of the Primary  Payee will be  one-half  (1/2) of the amount shown.


________________________________________________________________________________
                                     Page 16

________________________________________________________________________________

                          OPTION D TABLE - LIFE ANNUITY
                   Monthly payments for each $1,000 applied.

              ------------------------------------------------------------------
               Age              Age             Age              Age
              ------------------------------------------------------------------
               55    $4.56      60   $5.14       65   $5.95      70   $7.08
               56     4.67      61    5.28       66    6.14      71    7.36
               57     4.77      62    5.43       67    6.35      72    7.66
               58     4.89      63    5.59       68    6.58      73    7.98
               59     5.01      64    5.76       69    6.82      74    8.33

              ------------------------------------------------------------------


                               FEDERAL TAX MATTERS

The Contracts and any Certificates thereunder are designed for use by individuals as a non-tax-qualified annuity (including Contracts purchased by an employer in connection with a Code Section 457 or non-qualified deferred compensation plan), and with arrangements which qualify for special tax treatment under Section 401, 403 or 408 of the Code. The ultimate effect of federal taxes on the Account Value, on Annuity Benefits or on the Death Benefit, and on the economic benefit to the Owner, Participant, Annuitant and/or the Beneficiary may depend on the type of retirement plan for which the Contract is purchased, on the tax and employment status of the individual concerned and on the Company's tax status. THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. Any person concerned about tax implications should consult a competent tax adviser. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of present federal income tax laws or of the current interpretations by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Separate Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that it will not be taxed on the Separate Account investment income and realized net capital gains to the extent that such income and gains are applied to increase the reserves under the Contracts.

Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

________________________________________________________________________________
                                     Page 17

________________________________________________________________________________


TAX STATUS OF THE CONTRACTS

Section 817(h) of the Code requires that with respect to Non-Qualified Contracts, the investments of the Funds be "adequately diversified" in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Funds' assets may be invested.

In certain circumstances, Owners of individual variable annuity contracts and Participants under group variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be included in the variable contract owner's gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (I.E., the Owner or Participant), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Statement of Additional Information, no guidance has been issued.

The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Owner or Participant has additional flexibility in allocating Purchase Payments and Account Value. These differences could result in an Owner's or Participant's being treated as the owner of a PRO RATA portion of the assets of the Separate Account and/or Fixed Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contracts as necessary to attempt to prevent an Owner or Participant from being considered the owner of a PRO RATA share of the assets of the Separate Account.


                              FINANCIAL STATEMENTS

The audited financial statements of the Separate Account for the year ended December 31, 1997 and the Company's audited statutory-basis financial statements for the years ended December 31, 1997 and 1996 are included herein.

The financial statements of the Company included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

--------------------------------------------------------------------------------
                                     Page 18

                      ANNUITY INVESTORS VARIABLE ACCOUNT B

                              FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1997

                      WITH REPORT OF INDEPENDENT AUDITORS















--------------------------------------------------------------------------------
                                     Page 19

--------------------------------------------------------------------------------



                      ANNUITY INVESTORS VARIABLE ACCOUNT B

                              FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1997



                                    CONTENTS

           Report of Independent Auditors........................21

           Audited Financial Statements

             Statement of Assets and Liabilities.................23
             Statement of Operations.............................25
             Statements of Changes in Net Assets.................26
             Notes to Financial Statements.......................28





--------------------------------------------------------------------------------
                                     Page 20

ERNST & YOUNG LLP             1300 Chiquita Center           Phone 513 621 6454
                             250 East Fifth Street
                             Cincinnati, Ohio 45202

                         Report of Independent Auditors

Contractholders of Annuity Investors Variable Account B
  and
Board of Directors of Annuity Investors Life Insurance Company

We have audited the accompanying statement of assets and liabilities of the Annuity Investors Variable Account B (comprised of the Dreyfus Variable Investment Fund Capital Appreciation Portfolio, Dreyfus Variable Investment Fund Growth and Income Portfolio, Dreyfus Variable Investment Fund Money Market Portfolio, Dreyfus Variable Investment Fund Small Cap Portfolio, Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Strong Funds Growth Fund II, Strong Funds Opportunity Fund II, Invesco Funds Group, Inc. High Yield Fund, Invesco Funds Group, Inc. Industrial Income Fund, Invesco Funds Group, Inc. Total Return Fund, Janus Aspen Series Aggressive Growth Portfolio, Janus Aspen Series Balanced Portfolio, Janus Aspen Series Growth Portoflio, Janus Aspen Series International Growth Portfolio, Janus Aspen Series Worldwide Growth Portfolio, Morgan Stanley Universal Funds, Inc. Emerging Markets Equity Portfolio, Morgan Stanley Universal Funds, Inc. Fixed Income Fund Portfolio, Morgan Stanley Universal Funds, Inc. Mid-Cap Value Portfolio, Morgan Stanley Universal Funds, Inc. U.S. Real Estate Portfolio, Morgan Stanley Universal Funds, Inc. Value Portfolio, PBHG Insurance Series Fund, Inc. Growth II Portfolio, PBHG Insurance Series Fund, Inc. Large Cap Growth Portfolio and PBHG Insurance Series Fund, Inc. Technology & Communications Portfolio Sub-Accounts) as of December 31, 1997, and the related statements of operations and changes in net assets for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts constituting the Annuity Investors Variable Account B as of December 31, 1997, and the results of their operations and changes in



--------------------------------------------------------------------------------
                                     Page 21
their net assets for the year then ended in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP



Cincinnati, Ohio
February 3, 1998











--------------------------------------------------------------------------------
                                     Page 22

                      ANNUITY INVESTORS VARIABLE ACCOUNT B

                      STATEMENT OF ASSETS AND LIABILITIES
                               December 31, 1997

Assets:                                                 Shares          Cost
                                                        ------          ----
   Investments in portfolio shares,
           at net asset value (Note 2):
      Dreyfus Variable Investment Fund:
          Capital Appreciation Portfolio............   6,644.554       $    183,954        185,383
          Growth and Income Portfolio...............  15,815.802            347,532        328,652
          Money Market Portfolio....................       0.000                  0              0
          Small Cap Portfolio.......................   7,500.528            453,312        428,580
      Dreyfus Funds:
           Socially Responsible Growth
              Fund, Inc............................   10,884.047            277,443        271,775
          Stock Index Fund..........................  28,288.994            730,922        728,442
      Strong Funds:
          Growth Fund II............................   1,846.921             23,670         22,994
          Opportunity Fund II.......................   3,171.842             68,178         68,829
      Invesco Funds Group, Inc.:
          High-Yield Fund...........................   8,800.823            116,406        109,658
          Industrial Income Fund....................  20,811.599            368,589        354,630
          Total Return Fund.........................   9,727.123            154,346        153,786
      Janus Aspen Series:
          Aggressive Growth Portfolio...............   1,476.866             28,664         30,350
          Balanced Portfolio........................  18,526.048            319,353        323,650
          Growth Portfolio..........................  18,140.239            335,162        335,232
          International Growth Portfolio............   6,607.011            122,664        122,097
          Worldwide Growth Portfolio................  24,071.098            563,724        563,023
       Morgan Stanley Universal Funds, Inc.:
          Emerging Markets Equity Portfolio.........   7,586.839             85,562         71,544
          Fixed Income Portfolio....................       4.654                 51             48
          Mid-Cap Value Portfolio...................  13,912.363            192,769        185,313
          U.S. Real Estate..........................   7,005.241             76,971         79,930
          Value Portfolio...........................   8,614.032            105,785        101,473
       PBHG Insurance Series Fund, Inc.:
          Growth II Portfolio.......................   5,481.888             59,564         58,930
          Large Cap Growth Portfolio................   9,802.870            114,392        115,870
          Technology & Communications
              Portfolio............................   18,248.082            204,269        189,962
                                                                        -----------
    Total cost.....................................                     $ 4,933,282

---------------------------------------------------------------------------------------------------
    Total assets....................................................................     4,830,151

Liabilities:
      Amounts due to Annuity Investors Life
          Insurance Company (Note 4)................................................             0
---------------------------------------------------------------------------------------------------
        Net assets..................................................................   $ 4,830,151

===================================================================================================

   The accompanying notes are an integral part of these financial statements.




--------------------------------------------------------------------------------
                                     Page 23

                      ANNUITY INVESTORS VARIABLE ACCOUNT B

                               December 31, 1997

Net assets attributable to variable annuity contract
     holders (Note 2):                                                  Units              Unit Value
                                                                        -----              ----------
     Dreyfus Variable Investment Fund:
         Capital Appreciation Portfolio - Basic contract............   18,347.666          $10.103905              $ 185,383
         Capital Appreciation Portfolio - Enhanced contract.........        0.000           10.117776                      0
         Growth and Income Portfolio - Basic contract...............   32,231.762           10.196538                328,652
         Growth and Income Portfolio - Enhanced contract............        0.000           10.210527                      0
         Money Market Portfolio - Basic contract....................        0.000            1.016499                      0
         Money Market Portfolio - Enhanced contract.................        0.000            1.017876                      0
         Small Cap Portfolio - Basic contract.......................   41,359.506           10.362314                428,580
         Small Cap Portfolio - Enhanced contract....................        0.000           10.376538                      0
     Dreyfus Funds:
         Socially Responsible Growth Fund, Inc. - Basic
            contract................................................   26,332.500           10.320883                271,775
         Socially Responsible Growth Fund, Inc. - Enhanced
            contract................................................        0.000           10.335055                      0
         Stock Index Fund - Basic contract..........................   69,510.645           10.479569                728,442
         Stock Index Fund - Enhanced contract.......................        0.000           10.493943                      0
     Strong Funds:
         Growth Fund II - Basic contract............................    2,147.556           10.707133                 22,994
         Growth Fund II - Enhanced contract.........................        0.000           10.721828                      0
         Opportunity Fund II - Basic contract.......................    6,416.208           10.727356                 68,829
         Opportunity Fund II - Enhanced contract....................        0.000           10.742083                      0
     Invesco Funds Group, Inc.:
         High-Yield Fund - Basic contract...........................   10,260.821           10.687084                109,658
         High-Yield Fund - Enhanced contract........................        0.000           10.701757                      0
         Industrial Income Fund - Basic contract....................   33,269.953           10.659157                354,630
         Industrial Income Fund - Enhanced contract.................        0.000           10.673778                      0
         Total Return Fund - Basic contract.........................   14,641.934           10.503108                153,786
         Total Return Fund - Enhanced contract......................        0.000           10.517508                      0
     Janus Aspen Series:
         Aggressive Growth Portfolio - Basic contract...............    2,830.076           10.723950                 30,350
         Aggressive Growth Portfolio - Enhanced contract............        0.000           10.738659                      0
         Balanced Portfolio - Basic contract........................   30,519.754           10.604609                323,650
         Balanced Portfolio - Enhanced contract.....................        0.000           10.619159                      0
         Growth Portfolio - Basic contract..........................   32,737.591           10.239960                335,232
         Growth Portfolio - Enhanced contract.......................        0.000           10.254006                      0
         International Growth Portfolio - Basic contract............   12,541.039            9.735841                122,097
         International Growth Portfolio - Enhanced contract.........        0.000            9.749214                      0
         Worldwide Growth Portfolio - Basic contract................   56,665.753            9.935860                563,023
         Worldwide Growth Portfolio - Enhanced contract.............        0.000            9.949496                      0
     Morgan Stanley Universal Funds, Inc.:
         Emerging Markets Equity Portfolio - Basic contract.........    9,042.956            7.911559                 71,544
         Emerging Markets Equity Portfolio - Enhanced
            contract................................................        0.000            7.922446                      0
         Fixed Income Portfolio - Basic contract....................        4.653           10.412276                     48
         Fixed Income Portfolio - Enhanced contract................         0.000           10.426565                      0
         Mid-Cap Value Portfolio - Basic contract...................   16,674.966           11.113227                185,313
         Mid-Cap Value Portfolio - Enhanced contract................        0.000           11.128478                      0
         U.S. Real Estate Portfolio - Basic contract................    7,200.060           11.101269                 79,930
         U.S. Real Estate Portfolio - Enhanced contract.............        0.000           11.116503                      0
         Value Portfolio - Basic contract...........................    9,944.401           10.204064                101,473
         Value Portfolio - Enhanced contract........................        0.000           10.218060                      0
     PBHG Insurance Series Fund, Inc.:
         Growth II Portfolio - Basic contract.......................    6,195.935            9.511124                 58,930
         Growth II Portfolio - Enhanced contract....................        0.000            9.524184                      0
         Large Cap Growth Portfolio - Basic contract................   11,415.131           10.150555                115,870
         Large Cap Growth Portfolio - Enhanced contract.............        0.000           10.164489                      0
         Technology & Communications Portfolio - Basic
             contract...............................................   20,974.008            9.057045                189,962
         Technology & Communications Portfolio - Enhanced
             contract...............................................        0.000            9.069487                      0
----------------------------------------------------------------------------------------------------------------------------
   Net assets attributable to variable annuity contract holders.....                                               4,830,151
----------------------------------------------------------------------------------------------------------------------------
   Net assets.......................................................                                             $ 4,830,151

   The accompanying notes are an integral part of these financial statements.



--------------------------------------------------------------------------------
                                     Page 24

                      ANNUITY INVESTORS VARIABLE ACCOUNT B

                            STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997

================================================================================

                                                    Dreyfus Variable Investment Fund      Dreyfus Funds             Strong Funds
                                                    --------------------------------      -------------             ------------
                                                              Growth                            Socially                     Oppor-
                                                  Capital      and        Money       Small    Responsible  Stock   Growth  tunity
                                               Appreciation   Income      Market      Cap       Growth      Index   Fund     Fund
                                                 Portfolio   Portfolio  Portfolio   Portfolio   Fund, Inc.  Fund     II       II
====================================================================================================================================
Investment income:
     Dividends from investments
       in portfolio shares.....................   $ 1,218   $ 20,139  $   0     $ 22,341    $ 8,121     $ 13,466   $ 900    $ 70

Expenses:
     Mortality and expense risk
       fees (Note 4)...........................       416        759      0          903        608        1,155      43     154
------------------------------------------------------------------------------------------------------------------------------------
          Net investment income (loss).........       802     19,380      0       21,438      7,513       12,311     857     (84)

Net realized gain (loss) and unrealized
  appreciation (depreciation) on investments:
     Net realized gain (loss) on sale of
        investments in portfolio shares........         2          0      0           21         77         (13)      (2)      2
     Net change in unrealized appreciation
        (depreciation) of investments in
         portfolio shares......................     1,429    (18,880)     0      (24,732)    (5,668)     (2,480)    (676)    651
------------------------------------------------------------------------------------------------------------------------------------
          Net gain (loss) on investments
            in portfolio shares................     1,431    (18,880)     0      (24,711)    (5,591)     (2,493)    (678)    653
------------------------------------------------------------------------------------------------------------------------------------
               Net increase (decrease) in net
                 assets from operations........  $  2,233   $    500   $  0      $(3,273)   $ 1,922     $ 9,818    $ 179   $ 569
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

                                                              Invesco Funds Group, Inc.            Janus Aspen Series
                                                              -------------------------   ------------------------------------------
                                                                                                                   Inter-    World-
                                                   High     Industrial Total    Aggressive                         national   wide
                                                  Yield      Income    Return    Growth      Balanced   Growth    Growth    Growth
                                                   Fund       Fund      Fund    Portfolio   Portfolio  Portfolio Portfolio Portfolio
                                                   ----       ----      ----    ---------   ---------  --------- -------------------
====================================================================================================================================
Investment income:
     Dividends from investments in
        portfolio shares...........................$ 10,266   $ 23,148   $ 3,585   $   0    $ 2,572    $   867   $  132   $1,111

Expenses:
     Mortality and expense risk fees (Note 4)........   353        927       353      88        646        578      335    1,100
------------------------------------------------------------------------------------------------------------------------------------
          Net investment income (loss)..............  9,913     22,221     3,232     (88)     1,926        289     (203)      11

Net realized gain (loss) and unrealized
  appreciation (depreciation) on investments:
     Net realized gain (loss) on sale of
        investments in portfolio shares...........        4          0        58       0        383          0       (5)       0
     Net change in unrealized appreciation
        (depreciation) of investments in
         portfolio shares.........................   (6,748)   (13,959)     (561)   1,686     4,297         69     (566)    (701)
-----------------------------------------------------------------------------------------------------------------------------------
          Net gain (loss) on investments in
             portfolio shares.......................  6,744)   (13,959)     (503)   1,686     4,680         69     (571)    (701)
-----------------------------------------------------------------------------------------------------------------------------------
               Net increase (decrease) in net
                  assets from operations............$ 3,169   $  8,262   $ 2,729  $ 1,598     6,606    $   358    $(774)   $(690)
====================================================================================================================================


--------------------------------------------------------------------------------
                                     Page 25



                      ANNUITY INVESTORS VARIABLE ACCOUNT B (continued)

                            STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997

================================================================================


                                                     Morgan Stanley Universal Funds, Inc.       PBHG Insurance Series Fund, Inc.
                                                 -----------------------------------------      --------------------------------
                                                                                                                         Technology
                                                   Emerging                          U.S.                                    and
                                                    Markets     Fixed     Mid-Cap    Real                         Large    Communi-
                                                    Equity      Income     Value     Estate    Value  Growth II    Cap      cations
                                                     Port-      Port-     Port-      Port      Port-     Port-    Port-     Port-
                                                     folio      folio     folio     folio      folio    folio     folio     folio
===================================================================================================================================
Investment income:
     Dividends from investments in portfolio
        shares...................................   $ 2,377     $    3   $ 8,589  $ 2,523   $ 2,517     $    0     $  0   $     0

Expenses:
     Mortality and expense risk fees
        (Note 4).................................       250          0       298      285       342        210      334       590
-----------------------------------------------------------------------------------------------------------------------------------
          Net investment income (loss)...........     2,127          3     8,291     2,238      2,175     (210)    (334)     (590)

Net realized gain (loss) and unrealized
   appreciation (depreciation) on investments:
     Net realized gain (loss) on sale of
        investments in portfolio shares..........       (13)         0         1      103         2          2      (28)     (420)
     Net change in unrealized appreciation
        (depreciation) of investments in
         portfolio shares.......................    (14,018)        (2)   (7,457)   2,959    (4,311)      (634)   1,478   (14,306)
-----------------------------------------------------------------------------------------------------------------------------------
          Net gain (loss) on investments in
             portfolio shares...................    (14,031)        (2)   (7,456)   3,062    (4,309)      (632)   1,450   (14,726)
-----------------------------------------------------------------------------------------------------------------------------------
               Net increase (decrease) in net
                  assets from operations.......   $ (11,904)    $    1    $  835  $ 5,300   $(2,134)   $  (842) $ 1,116  $(15,316)

===================================================================================================================================




                                                     Total
================================================================================
Investment income:
     Dividends from investments in portfolio
        shares.................................   $ 123,945

Expenses:
     Mortality and expense risk fees
        (Note 4)...............................      10,727
-------------------------------------------------------------------------------
          Net investment income (loss).........     113,218

Net realized gain (loss) and unrealized
   appreciation (depreciation) on investments:
     Net realized gain (loss) on sale of
        investments in portfolio shares........         174
     Net change in unrealized appreciation
        (depreciation) of investments in
         portfolio shares......................    (103,130)
-------------------------------------------------------------------------------
          Net gain (loss) on investments in
             portfolio shares..................     (102,956)
-------------------------------------------------------------------------------
               Net increase (decrease) in net
                  assets from operations.......  $   10,262


   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                     Page 26

                      ANNUITY INVESTORS VARIABLE ACCOUNT B

                       STATEMENTS OF CHANGES IN NET ASSETS
                          YEAR ENDED DECEMBER 31, 1997


                                                             Dreyfus Variable Investment Fund                    Dreyfus Funds
                                                        -----------------------------------------------     ------------------------

                                                          Capital     Growth                                 Socially
                                                          Appre-      and           Money       Small     Responsible       Stock
                                                          ciation     Income        Market      Cap         Growth          Index
                                                          Portfolio   Portfolio    Portfolio   Portfolio   Fund, Inc.       Fund
====================================================================================================================================
Changes from operations:
     Net investment income (loss)...................        $  802     $ 19,380     $   0   $  21,438       $  7,513     $  12,311
     Net realized gain (loss) on sale of investments
          in portfolio shares.......................             2            0         0          21             77           (13)
     Net change in unrealized appreciation (depreciation)
         of investments in portfolio shares.........         1,429      (18,880)        0     (24,732)        (5,668)       (2,480)
------------------------------------------------------------------------------------------------------------------------------------

         Net increase (decrease) in net assets from
            operations..............................         2,233          500         0      (3,273)         1,922         9,818

Changes from principal transactions:
     Contract purchase payments.....................       155,719      321,133         0     396,553        271,584       714,481
     Contract redemptions...........................          (846)      (1,340)        0           0              0          (484)
     Net transfers (to) from fixed account.........         28,277        8,359         0      35,300         (1,731)        4,627
------------------------------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal
            transactions.............................      183,150      328,152         0     431,853        269,853       718,624
------------------------------------------------------------------------------------------------------------------------------------

               Net increase in net assets............      185,383      328,652         0     428,580        271,775       728,442
Net assets, beginning of period......................            0            0         0           0              0             0
------------------------------------------------------------------------------------------------------------------------------------
Net assets, end of period............................    $ 185,383    $ 328,652    $    0   $ 428,580      $ 271,775     $ 728,442
====================================================================================================================================

                                                             Invesco Funds Group, Inc.           Janus Aspen Series
                                                             -------------------------           ------------------
                                                             High        Industrial   Total      Aggressive
                                                             Yield       Income       Return     Growth      Balanced      Growth
                                                             Fund        Fund         Fund       Portfolio   Portfolio     Portfolio
====================================================================================================================================

Changes from operations:
     Net investment income (loss).......................  $  9,913    $  22,221    $  3,232    $   (88)       1,926   $    289
     Net realized gain (loss) on sale of investments
        in portfolio shares.............................         4            0          58          0          383          0
     Net change in unrealized appreciation (depreciation)
        of investments in portfolio shares..............    (6,748)     (13,959)       (561)     1,686        4,297         69
------------------------------------------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from
            operations..................................     3,169        8,262       2,729      1,598        6,606        358

Changes from principal transactions:
     Contract purchase payments.........................    91,597      332,968     137,113     28,889      305,338    323,635
     Contract redemptions...............................      (846)      (2,541)     (2,260)         0         (564)      (846)
     Net transfers (to) from fixed account..............    15,738       15,941      16,204       (137)      12,270     12,085

------------------------------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal
             transactions................................  106,489      346,368     151,057     28,752      317,044    334,874
------------------------------------------------------------------------------------------------------------------------------------

               Net increase in net assets ...............  109,658      354,630     153,786     30,350      323,650    335,232
Net assets, beginning of period..........................        0            0           0          0            0          0
------------------------------------------------------------------------------------------------------------------------------------

Net assets, end of period................................ $109,658     $354,630   $ 153,786   $ 30,350    $ 323,650   $335,232
====================================================================================================================================


--------------------------------------------------------------------------------
                                     Page 27



                      ANNUITY INVESTORS VARIABLE ACCOUNT B

                       STATEMENTS OF CHANGES IN NET ASSETS (continued)
                          YEAR ENDED DECEMBER 31, 1997







                                                        Morgan Stanley Universal Funds, Inc.
                                                        ------------------------------------
                                                        Emerging
                                                        Markets        Fixed        Mid-Cap     U.S.
                                                        Equity          Income       Value       Real Estate       Value
                                                        Portfolio      Portfolio    Portfolio   Portfolio          Portfolio
==============================================================================================================================
Changes from operations:
     Net investment income (loss)......................... $ 2,127       $    3    $  8,291    $  2,238          $ 2,175
     Net realized gain (loss) on sale of investments           (13)           0           1         103                2
        in portfolio shares...............................
     Net change in unrealized appreciation (depreciation)
        of investments in portfolio shares................ (14,018)          (2)     (7,457)      2,959           (4,311)
------------------------------------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from       (11,904)           1         835       5,300           (2,134)
             operations...................................

Changes from principal transactions:
     Contract purchase payments...........................  53,465           48     170,534      70,145           98,978
     Contract redemptions.................................       0            0           0           0                0
     Net transfers (to) from fixed account................  29,983           (1)     13,944       4,485            4,629
------------------------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal
             transactions.................................  83,448           47     184,478      74,630          103,607
------------------------------------------------------------------------------------------------------------------------------

               Net increase in net assets.................  71,544           48     185,313      79,930          101,473
Net assets, beginning of period...........................       0            0           0           0                0
------------------------------------------------------------------------------------------------------------------------------

Net assets, end of period.................................$ 71,544         $ 48   $ 185,313   $  79,930        $ 101,473

==============================================================================================================================


   The accompanying notes are an integral part of these financial statements.


--------------------------------------------------------------------------------
                                     Page 28

                       STATEMENTS OF CHANGES IN NET ASSETS
                          YEAR ENDED DECEMBER 31, 1997


                                                                      Strong Funds
                                                              ---------------------------

                                                              Growth          Opportunity
                                                               Fund              Fund
                                                                II                II
==========================================================================================
Changes from operations:
     Net investment income (loss)...................              857          (84)
     Net realized gain (loss) on sale of investments
          in portfolio shares.......................               (2)           2
     Net change in unrealized appreciation (depreciation)
         of investments in portfolio shares.........             (676)         651
--------------------------------------------------------------------------------------

         Net increase (decrease) in net assets from
            operations..............................              179          569

Changes from principal transactions:
     Contract purchase payments.....................           22,776       68,117
     Contract redemptions...........................                0            0
     Net transfers (to) from fixed account.........                39          143
--------------------------------------------------------------------------------------

          Net increase in net assets from principal
            transactions.............................          22,815       68,260
--------------------------------------------------------------------------------------

               Net increase in net assets............          22,994       68,829
Net assets, beginning of period......................               0            0
--------------------------------------------------------------------------------------
Net assets, end of period............................       $  22,994    $  68,829
========================================================================================

                                                              International     Worldwide
                                                              Growth            Growth
                                                              Portfolio         Portfolio
=========================================================================================

Changes from operations:
     Net investment income (loss).......................        $   (203)      $   11
     Net realized gain (loss) on sale of investments
        in portfolio shares.............................              (5)           0
     Net change in unrealized appreciation (depreciation)
        of investments in portfolio shares..............            (566)        (701)
-----------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from
            operations..................................            (774)        (690)

Changes from principal transactions:
     Contract purchase payments.........................         119,873      530,453
     Contract redemptions...............................               0       (1,919)
     Net transfers (to) from fixed account..............           2,998       35,179

-----------------------------------------------------------------------------------------

          Net increase in net assets from principal
             transactions................................        122,871      563,713
-----------------------------------------------------------------------------------------

               Net increase in net assets ...............        122,097      563,023
Net assets, beginning of period..........................              0            0
-----------------------------------------------------------------------------------------

Net assets, end of period................................       $122,097     $563,023

=========================================================================================

--------------------------------------------------------------------------------
                                     Page 29




                      ANNUITY INVESTORS VARIABLE ACCOUNT B (continued)

                       STATEMENTS OF CHANGES IN NET ASSETS
                          YEAR ENDED DECEMBER 31, 1997


                                                                             PBHG Insurance Series Fund, Inc.
                                                                 -------------------------------------------------
                                                                              Technology
                                                                 Large Cap      and
                                                                 Growth II     Growth     Communications
                                                                Portfolio     Portfolio     Portfolio      Total
=================================================================================================================
Changes from operations:
     Net investment income (loss).........................  $  (210)         $  (334)      $ (590)     $  113,218
     Net realized gain (loss) on sale of investments              2              (28)        (420)            174
        in portfolio shares...............................
     Net change in unrealized appreciation (depreciation)
        of investments in portfolio shares................     (634)           1,478      (14,306)       (103,130)
------------------------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from           (842)           1,116      (15,316)         10,262
             operations...................................

Changes from principal transactions:
     Contract purchase payments...........................   41,695          110,081      196,258       4,561,433
     Contract redemptions.................................        0           (1,297)           0         (12,943)
     Net transfers (to) from fixed account................   18,077            5,970        9,020         271,399
------------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal
             transactions.................................   59,772          114,754      205,278       4,819,889
------------------------------------------------------------------------------------------------------------------

               Net increase in net assets.................   58,930          115,870      189,962       4,830,151
Net assets, beginning of period...........................        0                0            0               0
------------------------------------------------------------------------------------------------------------------

Net assets, end of period................................. $ 58,930         $115,870     $189,962      $4,830,151

==================================================================================================================


   The accompanying notes are an integral part of these financial statements.


--------------------------------------------------------------------------------
                                     Page 30

                      ANNUITY INVESTORS VARIABLE ACCOUNT B

                          YEAR ENDED DECEMBER 31, 1997

                                BASIC CONTRACTS


=========================================================================================================================

                                    Dreyfus Variable Investment Fund                                Dreyfus Funds
                                    ------------------------------------------------------- ----------------------------
                                                     Growth                                     Socially
                                    Capital           and            Money         Small          Responsible    Stock
                                    Appreciation     Income          Market        Cap            Growth         Index
                                    Portfolio       Portfolio       Portfolio     Portfolio      Fund, Inc.     Fund


Units outstanding, December 31,           0.000         0.000         0.000          0.000          0.000         0.000

Units purchased                      18,431.382    32,365.225         0.000     41,359.506     26,523.695    69,726.369

Units redeemed                         (83.716)     (133.463)         0.000          0.000      (191.195)     (215.724)
                                    ------------ ------------- ------------- -------------- -------------- -------------

Units outstanding December 31, 1997  18,347.666    32,231.762         0.000     41,359.506     26,332.500    69,510.645
                                    ============ ============= ============= ============== ============== =============

================================================================================================================================
================================================================================================================================

                                    Invesco Funds Group, Inc.                Janus Aspen Series
                                    ---------------------------------------- --------------------------------------------

                                         High         Industrial    Total         Aggressive
                                         Yield        Income        Return        Growth         Balanced      Growth
                                         Fund         Fund          Fund          Portfolio      Portfolio     Portfolio
=========================================================================================================================

Units outstanding, December 31, 1996      0.000         0.000         0.000          0.000          0.000         0.000

Units purchased                      10,339.969    33,509.762    14,857.849      2,843.016     30,746.037    32,820.195

Units redeemed                         (79.148)     (239.809)     (215.915)       (12.940)      (226.283)      (82.604)
                                    ------------ ------------- ------------- -------------- -------------- -------------

Units outstanding December 31, 1997  10,260.821    33,269.953    14,641.934      2,830.076     30,519.754    32,737.591
                                    ============ ============= ============= ============== ============== =============

===================================================================================================================================

                                                                                                           PBHG Insurance
                                                        Morgan Stanley Universal Funds, Inc                 Series Fund, Inc.
                                    ---------------------------------------------------------------------- -----------------
                                        Emerging
                                         Markets      Fixed         Mid-Cap       U.S.
                                         Equity       Income        Value         Real Estate    Value         Growth II
                                         Portfolio    Portfolio     Portfolio     Portfolio      Portfolio     Portfolio


Units outstanding, December 31, 1996      0.000         0.000         0.000          0.000          0.000         0.000

Units purchased                       9,042.956         4.653    16,674.966      7,201.754      9,944.401     6,195.935

Units redeemed                            0.000         0.000         0.000        (1.694)          0.000         0.000
                                    ------------ ------------- ------------- -------------- -------------- -------------


Units outstanding December 31, 1997   9,042.956         4.653    16,674.966      7,200.060      9,944.401     6,195.935
                                    ============ ============= ============= ============== ============== =============



The accompanying notes are an integral part of these financial statements.


--------------------------------------------------------------------------------
                                     Page 31

                      ANNUITY INVESTORS VARIABLE ACCOUNT B

                          YEAR ENDED DECEMBER 31, 1997


                                BASIC CONTRACTS


                                                           Strong Funds
                                                -------------------------------

                                                  Growth         Opportunity
                                                  Fund           Fund
                                                  II             II


Units outstanding, December 31, 1996                 0.000           0.000

Units purchased                                  2,156.405       6,416.208

Units redeemed                                     (8.849)           0.000
                                             -------------- ---------------

Units outstanding December 31, 1997              2,147.556       6,416.208
                                             ============== ===============


                                             ------------------------------

                                                  International  Worldwide
                                                  Growth         Growth
                                                  Portfolio      Portfolio


Units outstanding, December 31, 1996                 0.000           0.000

Units purchased                                 12,542.402      56,862.257

Units redeemed                                     (1.363)       (196.504)
                                             -------------- ---------------

Units outstanding December 31, 1997             12,541.039      56,665.753
                                             ============== ===============


                                                         PBHG Insurance
                                                        Series Fund, Inc.
                                                  -----------------------------
                                                                  Technology
                                                  Large Cap          and
                                                    Growth      Communications
                                                  Portfolio       Portfolio
================================================================================

Units outstanding, December 31, 1996                  0.000           0.000

Units purchased                                  11,550.778      21,141.232

Units redeemed                                     (135.647)       (167.224)
                                                ------------- ---------------

Units outstanding December 31, 1997              11,415.131      20,974.008
                                                ============== ===============

================================================================================

The accompanying notes are an integral part of these financial statements.


--------------------------------------------------------------------------------
                                     Page 32

                      ANNUITY INVESTORS VARIABLE ACCOUNT B
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

(1)      GENERAL
         -------

         Annuity Investors Variable Account B (the "Account") is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account was established on December 19, 1996 and commenced operations on July 15, 1997 as a segregated investment account for individual and group variable annuity contracts which are registered under the Securities Act of 1933. The operations of the Account are included in the operations of Annuity Investors Life Insurance Company (the "Company") pursuant to the provisions of the Ohio Insurance Code. The Company is an indirect wholly-owned subsidiary of American Annuity Group, Inc., ("AAG"), a publicly traded insurance holding company listed on the New York Stock Exchange. The Company is licensed in 47 states.

         Comparative financial statements are not presented as the Account did not have any financial activity in 1996.

         At December 31, 1997, the following investment options were available:

                  The Dreyfus Variable Investment Fund:
                      o     Capital Appreciation Portfolio
                      o     Growth and Income Portfolio
                      o     Money Market Portfolio
                      o     Small-Cap Portfolio
                  Dreyfus Funds:
                      o     Socially Responsible Growth Fund, Inc.
                      o     Stock Index Fund
                  Strong Funds:
                      o     Growth Fund II
                      o     Opportunity Fund II
                  Invesco Funds:
                      o     High-Yield Fund
                      o     Industrial Income Fund
                      o     Total Return Fund
                  Janus Aspen Series:
                      o     Aggressive Growth Portfolio
                      o     Balanced Portfolio
                      o     Growth Portfolio
                      o     International Growth Portfolio
                      o     Worldwide Growth Portfolio
                  Morgan Stanley Universal Funds, Inc.:
                      o     Emerging Markets Equity Portfolio
                      o     Fixed Income Portfolio
                      o     Mid-Cap Value Portfolio
                      o     U.S. Real Estate Portfolio
                      o     Value Portfolio
                  PBHG Insurance Series Fund, Inc.:
                      o     Growth II Portfolio
                      o     Large Cap Growth Portfolio
                      o     Technology & Communications Portfolio



--------------------------------------------------------------------------------
                                     Page 33

                      ANNUITY INVESTORS VARIABLE ACCOUNT B

                                December 31, 1997


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         Basis of Presentation
         ---------------------

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

         Investments
         -----------

         Investments are valued using the net asset value of the respective portfolios at the end of each business day of the New York Stock Exchange, with the exception of business holidays. Investment transactions are accounted for on the trade date (the date the order to buy or sell is executed). The cost of investments sold is determined on a first-in, first-out basis. The Account does not hold any investments which are restricted as to resale.

         Net investment income (loss), net realized gain (loss) and unrealized appreciation (depreciation) on investments are allocated to the contracts on each valuation date based on each contract's pro rata share of the assets of the Account as of the beginning of the valuation date.

         Federal Income Taxes
         --------------------

         No provision for federal income taxes has been made in the accompanying financial statements because the operations of the Account are included in the total operations of the Company, which is treated as a life insurance company for federal income tax purposes under Subchapter L of the Internal Revenue Code. Net investment income (loss) and realized gains (losses) will be retained in the Account and will not be taxable until received by the contract owner or beneficiary in the form of annuity payments or other distributions.

         Net Assets Attributable to Variable Annuity Contract Holders
         ------------------------------------------------------------

         The variable annuity contract reserves are comprised of net contract purchase payments less redemptions and benefits. These reserves are adjusted daily for the net investment income (loss), net realized gain
         (loss) and unrealized appreciation (depreciation) on investments.




--------------------------------------------------------------------------------
                                     Page 34

                      ANNUITY INVESTORS VARIABLE ACCOUNT B
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 1997

(3)      PURCHASES AND SALES OF INVESTMENTS IN PORTFOLIO SHARES
         ------------------------------------------------------

         The aggregate cost of purchases and proceeds from sales of investments in all portfolio shares for the year ended December 31, 1997 are as follows:

                                                                     1997
                                                     ---------------------------

                                                                       Proceeds
                                                       Cost of           from
                                                     Purchases           Sales
                                                     ---------         ---------
   Dreyfus Variable Investment Fund:
        Capital Appreciation Portfolio              $   184,066       $      114
        Growth and Income Portfolio                     347,539                7
        Money Market Portfolio                                0                0
        Small Cap Portfolio                             453,533              242
   Dreyfus Funds:
        Socially Responsible Growth Fund, Inc.          281,102            3,736
        Stock Index Fund                                732,154            1,219
   Strong Funds:
        Growth Fund II                                   23,723               52
        Opportunity Fund II                              68,218               41
   Invesco Funds:
        High-Yield Fund                                 116,516              114
        Industrial Income Fund                          368,589                0
        Total Return Fund                               155,706            1,416
   Janus Aspen Series:
        Aggressive Growth Portfolio                      28,673                9
        Balanced Portfolio                              325,724            6,754
        Growth Portfolio                                335,162                0
        International Growth Portfolio                  122,980              311
        Worldwide Growth Portfolio                      563,789               65
   Morgan Stanley Universal Funds, Inc.:
        Emerging Markets Equity Portfolio                85,649               75
        Fixed Income Portfolio                               51                0
        Mid-Cap Value Portfolio                         192,812               44
        U.S. Real Estate Portfolio                       78,457            1,590
        Value Portfolio                                 105,900              118
   PBHG Insurance Series Fund, Inc.:
        Growth II Portfolio                              59,698              135
        Large Cap Growth Portfolio                      116,890            2,470
        Technology & Communications Portfolio           208,284            3,595
                                                     ----------         --------
              Total                                  $4,955,215          $22,107
                                                     ==========          =======



--------------------------------------------------------------------------------
                                     Page 35

                      ANNUITY INVESTORS VARIABLE ACCOUNT B
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                December 31, 1997


(4)      DEDUCTIONS AND EXPENSES
         -----------------------

         Although periodic annuitization payments to contract owners vary according to the investment performance of the sub-accounts, such payments are not affected by mortality or expense experience because the Company assumes the mortality risk and expense risk under the contracts.

         The mortality risk assumed by the Company results from the life annuity payment option in the contracts, in which the Company agrees to make annuity payments regardless of how long a particular annuitant or other payee lives. The annuity payments are determined in accordance with annuity purchase rate provisions established at the time the contracts are issued. Based on the actuarial determination of expected mortality, the Company is required to fund any deficiency in the annuity payment reserves from its general account assets.

         The expense risk assumed by the Company is the risk that the deductions for sales and administrative expenses may prove insufficient to cover the actual sales and administrative expenses. Under the Basic Contract, the Company deducts a fee from the Account each day for assuming the mortality and expense risks. This fee is equal on an annual basis to 1.40% of the daily value of the total investments of the Account. These fees aggregated $10,727 for the year ended December 31, 1997.

         In connection with certain contracts in which the Company incurs reduced sales and servicing expenses, such as contracts offered to active employees of the Company or any of its subsidiaries and/or affiliates, the Company may offer an Enhanced Contract. Under the Enhanced Contract, the Company deducts a fee from the Account each day for assuming the mortality and expense risks. This fee is equal on an annual basis to 1.10% of the daily value of the total investments of the Account. There were no Enhanced Contracts as of December 31, 1997.

         Pursuant to an administrative agreement between AAG and the Company, AAG subsidiaries provide sales and administrative services to the Company and the Account. The Company may deduct a percentage of purchase payments surrendered to cover sales expenses. The percentage decreases to 0% from a maximum of 7.0% based upon the number of years the purchase payment has been held.

         In addition, the Company may deduct units from contracts annually and upon full surrender to cover an administrative fee of $30. These expenses totaled $0 for the year ended December 31, 1997.

(5)      OTHER TRANSACTIONS WITH AFFILIATES
         ----------------------------------

         AAG Securities, Inc., an affiliate of the Company, is the principal underwriter and performs all variable annuity sales functions on behalf of the Company.





--------------------------------------------------------------------------------
                                     Page 36

                      ANNUITY INVESTORS VARIABLE ACCOUNT B
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                December 31, 1997

(6)      NET ASSETS
         ----------

         Net assets consisted of the following at December 31, 1997:


         Proceeds from the sales of units since organization,
            less cost of units redeemed                              $4,819,889
         Undistributed net investment income                            113,218
         Undistributed net realized gains on sale of investments            174
         Net unrealized depreciation of investments                    (103,130)
                                                                     -----------

                  Net assets                                         $4,830,151
                                                                     ===========



--------------------------------------------------------------------------------
                                     Page 37

                             ANNUITY INVESTORS LIFE

                                INSURANCE COMPANY


                      STATUTORY-BASIS FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION

                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                       WITH REPORT OF INDEPENDENT AUDITORS
















--------------------------------------------------------------------------------
                                     Page 38

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY

                      STATUTORY-BASIS FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION

                     YEARS ENDED DECEMBER 31, 1997 AND 1996








                                    CONTENTS


Report of Independent Auditors................................................35


Audited Statutory-Basis Financial Statements


Balance Sheets - Statutory-Basis..............................................36
Statements of Operations - Statutory-Basis....................................37
Statements of Changes in Capital and Surplus - Statutory-Basis................38
Statements of Cash Flows - Statutory-Basis....................................39
Notes to Statutory-Basis Financial Statements.................................40

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Annuity Investors Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Annuity Investors Life Insurance Company ("the Company") as of December 31, 1997 and 1996, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes B and I to the financial statements, the Company presents its financial statements in conformity with the accounting practices prescribed or permitted by the Ohio Insurance Department, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Notes B and I.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Annuity Investors Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Annuity Investors Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department.


                                                  /s/ ERNST & YOUNG LLP

Cincinnati, Ohio
March 2, 1998

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                                 STATUTORY-BASIS

                                                                                   DECEMBER 31
                                                                                   -----------
                                                                          1997                    1996
                                                                       ----------               ---------
     ADMITTED ASSETS
     Cash and investments
         Fixed maturities - at amortized cost
              (market value - $33,661,758 and $22,445,536)             33,176,305                $22,996,685
         Policy loans                                                     281,758                     41,190
         Short-term investments                                         7,612,000                    841,000
         Cash                                                           1,021,733                    475,770
         Other invested assets                                                  -                     75,000
                                                                       ----------              -------------
         Total cash and investments                                    42,091,796                 24,429,645

     Investment income due and accrued                                    523,546                    437,051
     Federal income tax recoverable                                       148,476                    392,995
     Other admitted assets                                                 22,691                          -
                                                                       ----------          -----------------
         Total General Account admitted assets                         42,786,509                 25,259,691
     Separate Account assets                                           37,248,224                  3,389,109
                                                                       ----------               ------------
         TOTAL ADMITTED ASSETS                                         80,034,733                $28,648,800
                                                                       ==========                ===========

     LIABILITIES, CAPITAL AND SURPLUS
     Annuity reserves                                                  23,186,988               $  3,676,377
     Commissions due and accrued                                          109,180                     53,746
     General expenses due and accrued                                     201,989                     26,759
     Transfers to Separate Accounts due and accrued (net)
                (contingent deferred sales charges -
                ($2,170,871) and ($198,353))                           (2,170,871)                  (206,980)
     Taxes, licenses and fees due and accrued                              15,368                      1,900
     Asset valuation reserve                                              126,076                     58,437
     Payable to parent and affiliates                                     446,637                    303,718
     Other liabilities                                                    976,052                      9,402
                                                                       ----------             --------------
         Total General Account liabilities                             22,891,419                  3,923,359
     Separate Account liabilities                                      37,248,224                  3,389,109
                                                                       ----------               ------------

         TOTAL LIABILITIES                                             60,139,643                  7,312,468
                                                                       ----------               ------------

     Common stock, par value- $125:
         - 25,000 shares authorized
         - 20,000 shares issued and outstanding                         2,500,000                  2,500,000
     Gross paid-in and contributed surplus                             17,550,000                 17,550,000
     Unassigned surplus (deficit)                                        (154,910)                 1,286,332
                                                                       ----------               ------------
         TOTAL CAPITAL AND SURPLUS                                     19,895,090                 21,336,332
                                                                       ----------                -----------
         TOTAL LIABILITIES, CAPITAL AND SURPLUS                        80,034,733                $28,648,800
                                                                       ==========                ===========

               See notes to statutory-basis financial statements

                                        2

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                                 STATUTORY-BASIS

                                                                           YEAR ENDED DECEMBER 31

                                                                          1997                  1996
                                                                     ------------           --------
     REVENUES
         Premiums and annuity considerations                          $12,878,897           $    38,838
         Deposit-type funds                                            43,367,003             4,355,900
         Net investment income                                          1,789,590             1,500,424
         Amortization of interest maintenance reserve                      (2,195)                 (814)
         Other income                                                      31,884                   175
                                                                    -------------         -------------
                Total revenue                                          58,065,179             5,894,523

     BENEFITS AND EXPENSES
         Increase in aggregate reserves                                19,510,611               834,364
         Policyholders' benefits                                        1,207,596               408,089
         Commissions                                                    3,722,847               257,666
         Commissions and expense allowances on reinsurance assumed             -                 48,353
         General insurance expenses                                     2,928,646             1,138,281
         Taxes, licenses and fees                                         213,167               103,174
         Net transfers to Separate Accounts                            29,300,569             3,090,948
         Reserve adjustment on termination of reinsurance assumed       2,654,548                     -
                                                                     ------------       ---------------
                Total benefits and expenses                            59,537,984             5,880,875
                                                                      -----------            ----------

     Gain (loss) from operations before federal income taxes           (1,472,805)               13,648

     Provision (benefit) for federal income taxes                         (37,876)                2,280
                                                                    -------------          ------------

     Gain (loss) from operations after federal income
          taxes before net realized capital losses                     (1,434,929)               11,368

     Net realized capital losses
         Net realized capital losses before federal
               income taxes and transfer to IMR                            (9,212)              (26,813)
         Capital loss tax benefit                                               -                     -
         Interest maintenance reserve transfer
               (net of tax)                                                 5,988                17,428
                                                                   --------------          ------------

                Net realized capital losses after transfer
                    to IMR                                                 (3,224)               (9,385)
                                                                   --------------          ------------

     NET INCOME (LOSS)                                                $(1,438,153)         $      1,983
                                                                      ===========          ============






               See notes to statutory-basis financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                                 STATUTORY-BASIS


                                                                           YEAR ENDED DECEMBER 31
                                                                           1997                  1996
                                                                     ------------          ----------
     COMMON STOCK
         Balance at beginning of year                                $  2,500,000          $  2,000,000
         Transfer from gross paid in and contributed surplus                    -               500,000
                                                                     ------------          ------------
                Balance at end of year                               $  2,500,000          $  2,500,000
                                                                     ============          ============

     GROSS PAID-IN AND CONTRIBUTED SURPLUS
         Balance at beginning of year                                 $17,550,000           $18,050,000
         Transfer to common stock                                               -              (500,000)
                                                                     ------------          ------------
                Balance at end of year                                $17,550,000           $17,550,000
                                                                     ============          ============

     UNASSIGNED FUNDS
         Balance at beginning of year                                $  1,286,332          $  1,064,981
         Net income (loss)                                             (1,438,153)                1,983
         Increase in non-admitted assets                                  (31,801)              (85,271)
         Increase in asset valuation reserve                              (67,639)              (55,589)
         Adjustment for prior year taxes                                   96,351               360,228
                                                                     ------------          ------------

                Balance at end of year                               $   (154,910)         $  1,286,332
                                                                     ============          ============

     TOTAL CAPITAL AND SURPLUS                                       $ 19,895,090           $21,336,332



















               See notes to statutory-basis financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 STATUTORY-BASIS



                                                                            YEAR ENDED DECEMBER 31
                                                                           1997                  1996
                                                                      -------------        ----------
     OPERATIONS:
         Premiums and annuity considerations                         $ 12,878,897         $      38,838
         Deposit-type funds                                            43,367,003             4,355,900
         Net investment income                                          1,788,231             1,365,858
         Net increase in policy loans                                    (240,568)              (41,190)
         Policyholder benefits paid                                    (1,207,596)             (408,089)
         Commissions, expenses and premium and other taxes paid        (6,614,922)           (1,479,640)
         Net transfers to Separate Accounts                           (31,264,460)           (3,297,928)
         Federal income taxes recovered (paid)                            378,746               (44,000)
         Other cash provided (used)                                    (1,563,792)              186,214
                                                                      -----------          ------------

                Net cash provided by operations                        17,521,539               675,963

     INVESTING ACTIVITIES:
         Sale, maturity or repayment of bonds                           2,491,585             2,383,321
         Purchase of bonds                                            (12,771,161)          (16,931,028)
         Cash provided (applied) from receivable for securities            75,000               (75,000)
                                                                     ------------          ------------

                Net cash used in investment activities                (10,204,576)          (14,622,707)
                                                                     ------------           -----------

     Net increase (decrease) in cash and short-term investments         7,316,963           (13,946,744)

     Cash and short-term investments at beginning of year               1,316,770            15,263,514
                                                                     ------------           -----------

     Cash and short-term investments at end of year                  $  8,633,733           $ 1,316,770
                                                                     ============           ===========



















               See notes to statutory-basis financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

A.  GENERAL

Annuity Investors Life Insurance Company ("AILIC"), a stock life insurance company domiciled in the State of Ohio, is an indirectly owned subsidiary of American Annuity Group, Inc. ("AAG"), a publicly traded financial services holding company of which American Financial Group, Inc. ("AFG") owns approximately 81%. On November 29, 1994, AILIC was purchased from Great American Insurance Company, a wholly-owned subsidiary of AFG.

AILIC's primary product is variable annuities. These are reported as deposit-type funds. The product is marketed to hospitals, educational institutions and other qualified and non-qualified markets. During 1997, AILIC also began writing individual fixed annuity products produced by one large agency.

B.  ACCOUNTING POLICIES

BASIS OF PRESENTATION The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the Ohio Insurance
Department, which vary in some respects from generally accepted accounting principles ("GAAP"). The more significant of these differences are as follows:

(a) annuity receipts and deposit-type funds are accounted for as revenues versus liabilities;
(b) costs incurred in the acquisition of new business such as commissions, underwriting and policy issuance costs are expensed at the time incurred versus being capitalized;
(c) reserves established for future policy benefits are calculated using more conservative assumptions for mortality and interest rates than would be used under GAAP;
(d) an Interest Maintenance Reserve ("IMR") is provided whereby portions of realized gains and losses from fixed income investments are deferred and amortized into investment income as prescribed by the NAIC;
(e) investments in fixed maturity securities considered "available for sale" (as defined by GAAP) are generally recorded at amortized cost versus market;
(f) an Asset Valuation Reserve ("AVR") is provided which reclassifies a portion of surplus to liabilities; and
(g) the cost of certain assets designated as "non-admitted assets" (principally advance commissions paid to agents) is charged against surplus.

Preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Certain reclassifications have been made to the prior year financial statements to conform with current year presentation.

INVESTMENTS Asset values are generally stated as follows: Bonds not backed by other loans, where permitted, are carried at amortized cost using the interest method; loan-backed bonds and structured securities, where permitted, are carried at amortized cost using the interest method; short-term investments are carried at cost; and policy loans are carried at the aggregate unpaid balance.

The Company uses dealer modeled prepayment assumptions to determine effective yields for loan-backed bonds and structured securities. These assumptions are consistent with the current interest rate and economic environment. Significant changes in estimated cash flows from the original purchase assumptions are accounted for on a prospective basis.

As prescribed by the NAIC, the market value for investments in bonds is determined by the values included in the Valuations of Securities manual published by the NAIC's Securities Valuation Office. Those values generally represent quoted market value prices for securities traded in the public marketplace or analytically determined values by the Securities Valuation Office.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1997 AND 1996

INVESTMENTS (CONTINUED)

Short-term  investments having original  maturities of three months or less when
purchased  are   considered  to  be  cash   equivalents   for  purposes  of  the
statutory-basis financial statements.

The carrying values of cash and short-term investments approximate their fair values.

Gains or losses on sales of securities are recognized at the time of disposition with the amount of gain or loss determined on the specific identification basis.

The IMR applies to interest-related realized capital gains and losses (net of tax) and is intended to defer realized gains and losses resulting from changes in the general level of interest rates. The IMR is amortized into investment income over the approximate remaining life of the investments sold.

The AVR provides for possible credit-related losses on securities and is calculated according to a specified formula as prescribed by the NAIC for the purpose of stabilizing surplus against fluctuations in the market value of investment securities. Changes in the required reserve balances are made by direct credits or charges to surplus.

PREMIUMS Annuity premiums and deposit-type funds are recognized as revenue when received.

SEPARATE ACCOUNTS Separate account assets and liabilities reported in the accompanying statutory-basis balance sheets represent funds that are separately administered, principally for annuity contracts, and for which the contractholder, rather than AILIC, bears the investment risk. Assets of the Separate Accounts are not chargeable with liabilities incurred in any other business operation of AILIC. Separate account assets are reported at market value. The operations of the separate accounts are not included in the accompanying statutory-basis financial statements. Fees charged on separate account policyholder deposits are included in other income.

ANNUITY RESERVES Annuity reserves are developed by actuarial methods and are determined based on published tables using statutory specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by law. The fair market value of the reserves approximates the statement value.

The fair value of the liability for annuities in the payout phase is assumed to be the present value of the anticipated cash flows, discounted at current interest rates. Fair value of annuities in the accumulation phase is assumed to be no more than the policyholders' cash surrender amount.

REINSURANCE Reinsurance premiums, benefits and expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The reinsurance agreement with Great American Life Insurance Company ("GALIC"), an affiliated Ohio domiciled insurance company, was terminated on January 1, 1997 and reserves of approximately $2.7 million were transferred back to GALIC along with assets equal to the reserves transferred.

FEDERAL INCOME TAXES AILIC files a separate company federal income tax return.

BENEFIT PLAN All employees meeting minimum requirements are eligible to participate in an Employee Stock Ownership Retirement Plan ("ESORP") established by AAG. The ESORP is a noncontributory, trusteed plan which invests primarily in securities of AAG for the benefit of the employees of AAG and its subsidiaries. Contributions are discretionary by the Board of Directors of AAG and are charged against earnings in the year for which they are declared. Qualified employees having vested rights are entitled to benefit payments at age 60.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1997 AND 1996


C.   INVESTMENTS

     Fixed maturity investments at December 31 consisted of the following:


                                                         --------------------------------------------------------------
                                                                                           1997
                                                          Carrying            Market             Gross Unrealized
                                                            Value              Value          Gains            Losses
                                                            -----              -----          -----            ------
     U.S. Government and government
         agencies and authorities                       $  9,326,347      $  9,345,879      $  61,757      $  42,225
     All other corporate                                  23,849,958        24,315,879        546,439         80,518
                                                         -----------       -----------       --------      ---------
         Total fixed maturity investments                $33,176,305       $33,661,758       $608,196       $122,743
                                                         ===========       ===========       ========       ========


                                                                                           1996
                                                         --------------------------------------------------------------
                                                          Carrying            Market              Gross Unrealized
                                                            Value              Value          Gains            Losses
                                                            -----              -----          -----            ------
     U.S. Government and government
         agencies and authorities                       $  9,049,167      $  8,730,379      $  42,370       $361,158
     All other corporate                                  13,947,518        13,715,157        111,747        344,108
                                                         -----------       -----------       --------       --------
         Total fixed maturity investments                $22,996,685       $22,445,536       $154,117       $705,266
                                                         ===========       ===========       ========       ========



The table below sets forth the scheduled maturities  of AILIC's fixed  maturity investments as of December 31, 1997:

                                                                                       Carrying               Market
                                                                                          Value                 Value
                                                                                          -----                 -----
Bonds by maturity:
     Due within 1 year or less                                                       $  2,005,027          $  2,003,285
     Over 1 year through 5 years                                                        8,306,878             8,315,621
     Over 5 years through 10 years                                                     13,142,738            13,353,424
     Over 10 years through 20 years                                                     6,195,035             6,429,645
     Over 20 years                                                                      3,526,627             3,559,783
                                                                                     ------------          ------------
                Total bonds by maturity                                               $33,176,305           $33,661,758
                                                                                      ===========           ===========


The expected  maturities in the foregoing  table may differ from the contractual
maturities   because  certain  borrowers  have  the  right  to  call  or  prepay obligations with or without call or prepayment penalties.

Proceeds from sales of fixed maturity investments were $2.5 million in 1997 and $2.4 million in 1996. Gross realized gains of $17,374 and $3,525 and gross realized losses of $26,586 and $30,338 were realized on those sales during 1997 and 1996, respectively.

U.S. Treasury Notes with a carrying value of $6.6 million and $6.1 million at December 31, 1997 and 1996, respectively, were on deposit as required by the insurance departments of various states.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1997 AND 1996

Net investment income consisted of the following:


                                                                  1997                    1996
                                                              -----------             --------
     Bonds                                                     $1,642,923            $1,369,442
     Short-term investments                                       182,085               159,533
     Cash on hand and on deposit                                      837                 1,250
     Policy loans                                                   7,605                 1,153
     Miscellaneous                                                  6,648                    54
                                                             ------------        --------------
                Gross investment income                         1,840,098             1,531,432

     Investment expenses                                          (50,508)              (31,008)
                                                             ------------          ------------
                Net investment income                          $1,789,590            $1,500,424
                                                               ==========            ==========

D.   FEDERAL INCOME TAXES
     --------------------

AILIC has no federal income taxes available for recoupement in the event of future losses. AILIC has approximately $1.1 million in loss carryforwards derived from year ended December 31, 1997 to offset future year's taxable income. These loss carryforwards will expire in the year 2012.

E.   RELATED PARTY TRANSACTIONS
     --------------------------

On December 30, 1993, AILIC entered into a reinsurance agreement with GALIC, which became AILIC's immediate parent in 1995. As a result of the transaction, AILIC assumed $2.6 million in deferred annuity reserves and received an equivalent amount of assets. Premiums of $38,838 in 1996 consisted of assumed reinsurance from GALIC in accordance with the agreement. The reinsurance agreement was terminated January 1, 1997 and reserves of $2.7 million were transferred back to GALIC along with assets equal to the reserves transferred.

AILIC has an agreement with AAG, subject to the direction of the Finance Committee of AILIC, whereby AAG, along with services provided by American Money Management, Inc. (an affiliate), provides for management and accounting services related to the investment portfolio. In 1997 and 1996, AILIC paid $41,743 and $15,095, respectively, in management fees.

AILIC has an agreement with AAG Securities, Inc., a wholly-owned subsidiary of AAG, whereby AAG Securities is the principal underwriter and distributor of AILIC's variable contracts. AILIC pays AAG Securities for acting as underwriter under a distribution agreement. In 1997 and 1996, AILIC paid $2.2 million and $0.3 million, respectively, in commission to AAG Securities.

Certain administrative, management, accounting, actuarial, data processing, collection and investment services are provided under agreements between AILIC and affiliates at charges not unfavorable to AILIC or insurance affiliates. In 1997 and 1996, AILIC paid $678,717 and $277,505, respectively, in fees to affiliates.

F.   DIVIDEND RESTRICTIONS
     ---------------------

The amount of dividends which can be paid by AILIC without prior approval of regulatory authorities is subject to restrictions relating to capital and surplus and net income. AILIC cannot pay dividends in 1998 based on capital and surplus, without prior approval.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1997 AND 1996


G.   ANNUITY RESERVES, EXCLUDING SEPARATE ACCOUNTS
     ---------------------------------------------

At December 31, 1997, $0.6 million or 2.7% of AILIC's annuity reserves, excluding Separate Accounts, were subject to discretionary withdrawal without adjustment, and $22.6 million or 97.3% were subject to discretionary withdrawal at book value less surrender charges of 5% or more. At December 31, 1996, $2.7 million or 72.2% of AILIC's annuity reserves, excluding Separate Accounts, were subject to discretionary withdrawal without adjustment, and $1.0 million or 27.8% were subject to discretionary withdrawal at book value less surrender charges of 5% or more.

H.   SEPARATE ACCOUNT
     ----------------

The Company writes individual and group non-guaranteed variable annuities. In 1997, the General Account had net transfers to the Separate Accounts of $29,300,569, consisting of transfers to the Separate Accounts of $32,220,256 and transfers from the Separate Accounts of $2,919,687, including contingent deferred sales charges of $1,972,518. In 1996, the General Account had net transfers to the Separate Account of $3,090,948 consisting of transfers to the Separate Account of $3,337,987 and transfers from the Separate Account of $247,039, including contingent deferred sales charges of $198,353.

All Separate Account reserves are non-guaranteed and subject to discretionary withdrawal at market value. In 1996, funds in the Separate Account had a total market value of $3,389,109 and amortized cost of $3,335,765, resulting in net unrealized gains of $53,344, consisting of gross unrealized gains of $57,307 and gross unrealized losses of $3,963. In 1997, funds in the Separate Accounts had a total market value of $37,248,224 and amortized cost of $35,412,702, resulting in net unrealized gains of $1,835,522, consisting of gross unrealized gains of $2,047,508 and gross unrealized losses of $211,986.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1997 AND 1996


I.   VARIANCES FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     -------------------------------------------------------

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the Ohio Insurance Department, which vary in some respects from generally accepted accounting principles ("GAAP"). The following table summarizes the differences between net income and surplus as determined in accordance with statutory accounting practices and GAAP for the years ended December 31, 1997 and 1996:



                                                                         NET INCOME                   CAPITAL AND SURPLUS
                                                             -----------------------------      -----------------------------
                                                                  1997               1996            1997              1996
                                                             ------------         --------      ------------      -----------
As reported on a statutory basis                              $(1,438,153)       $   1,983       $19,895,090       $21,336,332
     Commissions capitalized to DAC                             3,722,847          257,666         3,722,847           257,666
     General expenses capitalized to DAC                        2,046,618          569,139         2,046,618           569,139
     Taxes, licenses and fees capitalized to DAC                  127,900           51,587           127,900            51,587
     Amortization of DAC                                         (169,695)         (51,969)         (169,695)          (51,969)
     Capital gains transferred to IMR, net of tax                  (5,988)         (17,428)           (5,988)          (17,428)
     Amortization of IMR, net of tax                                2,195              814             2,195               814
     Contingent deferred sales charge                          (3,693,287)        (262,297)       (3,693,287)         (262,297)
     Federal income taxes                                        (226,161)        (190,841)         (226,161)         (190,841)
     Deferred gain on intercompany sales                          (17,011)               -           (17,011)                -
     Unrealized gain (loss) adjustment                                  -                -           578,256          (352,697)
     AVR adjustment                                                     -                -            67,639            55,589
     Non-admitted assets adjustment                                     -                -            31,801            85,271
     Prior year tax adjustment                                          -                -           (96,351)         (360,228)
     Prior year stat to GAAP cumulative adjustments                     -                -          (176,526)           38,868
                                                        -----------------    -------------     -------------    --------------
         Total GAAP adjustments                                 1,787,418          356,671         2,192,237          (176,526)
                                                             ------------         --------      ------------     -------------
GAAP basis                                                   $    349,265         $358,654       $22,087,327       $21,159,806
                                                             ============         ========       ===========       ===========


PART C
OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

      All required financial statements are included in Parts A or B of this Registration Statement.

(b)   Exhibits

      (1) Resolution of the Board of Directors of Annuity Investors Life Insurance Company[REGISTERED] authorizing establishment of Annuity Investors[REGISTERED] Variable Account B.1/

      (2)   Not Applicable.

      (3)   (a)    Distribution   Agreement  between  Annuity  Investors  Life
                   Insurance Company [REGISTERED] and AAG Securities, Inc.2/

                  (i)   Amended  Schedule  1 to  Distribution  Agreement.3/

            (b)    Form of Selling  Agreement  between  Annuity  Investors  Life
                   Insurance  Company[REGISTERED],   AAG  Securities,  Inc.  and
                   another Broker-Dealer.1/

      (4)   Individual and Group Contract Forms and Endorsements.

            (a)    Form of  Bonus  Group  Flexible  Premium  Deferred  Annuity
                   Contract.3/

            (b)    Form  of  Certificate  of  Participation  under  Bonus  Group
                   Contract.3/

            (c) Form of Bonus Qualified Individual Flexible Premium Deferred Annuity Contract.3/

            (d) Form of Bonus Non-Qualified Individual Flexible Premium Deferred Annuity Contract.3/

            (e)    Form of Loan Endorsement to Individual Contract.2/

            (f) Form of Texas Optional Retirement Program Endorsement to Individual Contract.2/

            (g)    Form  of  Long-Term   Care  Waiver   Rider  to   Individual
                   Contract.2/

            (h)    Form of Loan Endorsement to Group Contract.2/

            (i) Form of Loan Endorsement to Certificate of Participation under a Group Contract. 2/

            (j)    Form  of   Deferred   Compensation   Endorsement   to   Group
                   Contract.2/

            (k) Form of Deferred Compensation Endorsement to Certificate of Participation under a Group Contract.2/

            (l) Form of Texas Optional Retirement Program Endorsement to Group Contract.2/

            (m) Form of Texas Optional Retirement Program Endorsement to Certificate of Participation under a Group Contract.2/

            (n)    Form of Long-Term Care Waiver Rider to Group Contract.2/

            (o) Form of Long-Term Care Waiver Rider to Certificate of Participation under a Group Contract.2/

            (p)    Form  of  Individual   Retirement   Annuity   Endorsement  to
                   Individual Qualified Contract.3/

            (q)    Form  of  SIMPLE  IRA  Endorsement  to  Qualified  Individual
                   Contract.3/

            (r)    Form  of  Roth  IRA   Endorsement  to  Qualified   Individual
                   Contract.3/

            (s)    Form of Employer Plan  Endorsement to Group  Contract.

            (t)    Form  of  Employer  Plan   Endorsement   to   Certificate  of
                   Participation under a Group Contract.3/

            (u) Form of Employer Plan Endorsement to Qualified Individual Contract.3/

            (v)    Form  of  Tax  Sheltered   Annuity   Endorsement  to  Group
                   Contract.3/

            (w) Form of Tax Sheltered Annuity Endorsement to Certificate of Participation under a Group Contract.3/

            (x) Form of Tax Sheltered Annuity Endorsement to Qualified Individual Contract.3/

            (y) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract.3/

            (z) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate of Participation under a Group Contract.3/

            (aa)   Form of Qualified Pension,  Profit Sharing and Annuity Plan
                   Endorsement  to  Qualified   Individual   Contract.3/

            (bb) Form of Governmental Section 457 Plan Endorsement to Group Contract.3/

            (cc) Form of Governmental Section 457 Plan Endorsement to Certificate of Participation under a Group Contract.3/

            (dd) Form of Governmental Section 457 Plan Endorsement to Qualified Individual Contract.3/

      (5)   (a)    Form of Application for Individual  Flexible Premium Deferred
                   Annuity Contract and Certificate of Participation under a Group Contract.3/

            (b) Form of Application for Group Flexible Premium Deferred Annuity Contract.3/

      (6)   (a)    Articles  of  Incorporation   of  Annuity   Investors  Life
                   Insurance Company[REGISTERED].1/

                   (i) Amendment to Articles of Incorporation, adopted April 9, 1996, and approved by the Secretary of State, State of Ohio, on July 11, 1996.2/

                   (ii) Amendment to Articles of Incorporation, adopted August 9, 1996, and approved by the Secretary of State, State of Ohio, on December 3, 1996.2/

            (b) Code of Regulations of Annuity Investors Life Insurance Company.[REGISTERED]1/

      (7)          Not Applicable.

      (8)   (a)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance Company[REGISTERED] and Dreyfus Variable Investment
                   Fund.2/

                   (i)   Letter  Agreement  dated April 14, 1997 between Annuity
                         Investors  Life  Insurance  Company   [REGISTERED]  and
                         Dreyfus Variable Investment Fund.2/

            (b)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance Company[REGISTERED] and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund).2/

                   (i) Letter Agreement dated April 14, 1997 between Annuity Investors Life Insurance Company[REGISTERED] and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund).2/

            (c)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance   Company[REGISTERED]   and  The  Dreyfus  Socially
                   Responsible Growth Fund, Inc.2/

                   (i) Letter Agreement dated April 14, 1997 between Annuity Investors Life Insurance Company[REGISTERED] and The Dreyfus Socially Responsible Growth Fund, Inc.2/

            (d) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED] and Janus Aspen Series.2/

                   (i) Amended Schedule A to Participation Agreement between Annuity Investors Life Insurance Company and Janus Aspen Series.3/

            (e)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance Company[REGISTERED] and Strong Variable Insurance Funds, Inc. and Strong Special Fund II, Inc.2/

            (f)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance Company[REGISTERED] and INVESCO Variable Investment Funds, Inc.2/

                   (i) Amended Schedule B to Participation Agreement between Annuity Investors Life Insurance Company and INVESCO Variable Investment Funds, Inc.3/

            (g)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance Company[REGISTERED] and Morgan Stanley Universal Funds, INC.2/

                   (i) Amended Schedule B to Participation Agreement between Annuity Investors Life Insurance Company and Morgan Stanley Universal Funds, Inc.3/

            (h)    Participation   Agreement   between  Annuity  Investors  Life
                   Insurance Company[REGISTERED] and PBHG Insurance Series Fund, Inc.2/

            (i) Service Agreement between Annuity Investors Life Insurance Company[REGISTERED] and American Annuity Group[SERVICEMARK], Inc.1/

            (j) Agreement between AAG Securities, Inc. and AAG Insurance Agency, Inc.1/

            (k)    Investment  Service  Agreement between Annuity Investors Life
                   Insurance    Company[REGISTERED]    and   American    Annuity
                   Group[SERVICEMARK], Inc. 1/

            (l) Service Agreement between Annuity Investors Life Insurance Company[REGISTERED] and Strong Capital Management, Inc.2/

            (m) Service Agreement between Annuity Investors Life Insurance Company[REGISTERED] and Pilgrim Baxter & Associates, Ltd.2/

            (n) Service Agreement between Annuity Investors Life Insurance Company[REGISTERED] and Morgan Stanley Asset Management, Inc. 2/

            (o)    Amended   and   Restated   Agreement   between   The  Dreyfus
                   Corporation    and   Annuity    Investors    Life   Insurance
                   Company[REGISTERED].2/

            (p) Service Agreement between Annuity Investors Life Insurance Company[REGISTERED] and Janus Capital Corporation.2/

            (q) Service Agreement between INVESCO Funds Group, Inc. and Annuity Investors Life Insurance Company (filed herewith).

            (r) Participation Agreement between The Timothy Plan Variable Series, Timothy Partners, Ltd. and Annuity Investors Life Insurance Company (filed herewith).

            (s)    Service  Agreement  between The Timothy Plan Variable  Series
                   and  Annuity   Investors   Life   Insurance   Company  (filed
                   herewith).

      (9)   Opinion and Consent of Counsel.3/

      (10)  Consent of Independent Auditors (filed herewith).

      (11)  No financial statements are omitted from Item 23.

      (12)  Not Applicable.

      (13)  Schedule for Computation of Performance Quotations.3/

      (14)  Financial Data Schedule.3/
      (15)  Powers of Attorney (filed herewith).

------------------------

1/ Incorporated by reference to Form N-4, filed on behalf of Annuity Investors Variable Account B, SEC File No. 333-19725 on December 23, 1996.

2/ Incorporated by reference to Pre-Effective Amendment No. 1, filed on behalf of Annuity Investors Variable Account B, SEC File No. 333-19725 on June 3, 1997 and incorporated herein by reference.

3/ Filed in initial Registration Statement on N-4, filed on behalf of Navigator Advantage Contract, SEC File No. 333-51971, on May 6, 1998

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

                           PRINCIPAL              POSITIONS AND OFFICES
      NAME                 BUSINESS ADDRESS       WITH THE COMPANY
      ----                 ----------------       ----------------

Robert Allen Adams                  (1)           President, Director

Stephen Craig Lindner               (1)           Director

William Jack Maney, II              (1)           Assistant Treasurer and
                                                  Director

James Michael Mortensen             (1)           Executive Vice President,
                                                  Assistant Secretary and
                                                  Director

Mark Francis Muething               (1)           Senior Vice President,
                                                  Secretary, General Counsel
                                                  and Director

Jeffrey Scott Tate                  (1)           Director

Thomas Kevin Liguzinski             (1)           Senior Vice President

Charles Kent McManus                (1)           Senior Vice President

Robert Eugene Allen                 (1)           Vice President and Treasurer

Arthur Ronald Greene, III           (1)           Vice President

Betty Marie Kasprowicz              (1)           Vice President and
                                                  Assistant Secretary

Michael Joseph O'Connor             (1)           Senior Vice President

Lynn Edward Laswell                 (1)           Vice President and
                                                  Controller

Vincent J. Graneri                  (1)           Vice President and Chief
                                                  Actuary

David Shipley                       (1)           Vice President

Thomas E. Mischell                  (1)           Assistant Treasurer
_________________________

(1)   P.O. Box 5423, Cincinnati, Ohio  45201-5423.


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor, Annuity Investors Life Insurance Company[REGISTERED] is a wholly owned subsidiary of Great American[REGISTERED] Life Insurance Company, which is a wholly owned subsidiary of American Annuity Group,[SERVICEMARK] Inc. The Registrant, Annuity Investors[REGISTERED] Variable Account B, is a segregated asset account of Annuity Investors Life Insurance Company[REGISTERED].

The  following  chart  shows  the  affiliations  among  Annuity  Investors  Life
Insurance   Company[REGISTERED]  and  its  parent,   subsidiary  and  affiliated
entities.


AMERICAN FINANCIAL GROUP, INC.                                                % OF STOCK OWNED(1)
|                                                  STATE OF    DATE OF           BY IMMEDIATE
|                                                  DOMICILE    INCORPORATION    PARENT COMPANY    NATURE OF BUSINESS
                                                   --------    -------------    --------------    ------------------

|_AFC Holding Company                              Ohio           12/09/94           100          Holding Company
  |_AHH Holdings, Inc.                             Florida        12/27/95            49          Holding Company
  | |_Columbia Financial Company                   Florida        10/26/93           100          Real Estate Holding Company
  | |_American Heritage Holding Corporation        Delaware       11/02/94           100          Home Builder
  | | |_Heritage Homes Realty, Inc.                Florida        07/20/93           100          Home Sales
  | | |_Southeast Title, Inc.                      Florida        05/16/95           100          Title Company
  | |_Heritage Home Finance Corporation            Florida        02/10/94           100          Finance Company
  |_American Financial Capital Trust I             Delaware       09/14/96           100          Statutory Business Trust
  |_American Financial Corporation                 Ohio           11/15/55           100          Holding Company
  | |_AFC Acquisition Corp.                        Ohio           06/26/97           100          Transitory Holding Company
  | |_AFC Coal Properties, Inc.                    Ohio           12/18/96           100          Real Estate Holding Company
  | |_American Barge & Towing Company              Ohio           03/25/82           100          Inactive
  | | |_Spartan Transportation Corporation         Ohio           7/19/1983          100          Mgmt-River Transportation
                                                                                                  Equipment
  | |_American Financial Corporation               Ohio           08/27/63           100          Inactive
  | |_American Money Management Corporation        Ohio           03/01/73           100          Investment Management
  | |_American Money Management International,     Netherland     05/10/85           100          Securities Management
        N.V.                                       Antilles
  | |_American Premier Underwriters, Inc.          Pennsylvania   1846               100(2)       Diversified
  | | |_The Ann Arbor Railroad Company             Michigan       09/21/1895          99          Inactive
  | | |_The Associates of the Jersey Company       New Jersey     11/10/1804         100          Inactive
  | | |_Cal Coal, Inc.                             Illinois       05/30/79           100          Inactive
  | | |_Canadian Lease Insurance Services, Ltd.    Washington     02/28/91           100          Insurance Agency
  | | |_The Indianapolis Union Railway Company     Indiana        11/19/1872         100          Inactive
  | | |_Leased Equipment Reinsurance Company, Ltd. Bermuda        09/18/89           100          Reinsurance Company
  | | |_Lease Insurance Agency Services            Washington     12/27/83           100          Insurance Agency
          Corporation
  | | |_Lease Insurance Services, Ltd.             Washington     05/14/90           100          Insurance Agency
  | | |_Lehigh Valley Railroad Company             Pennsylvania   04/21/1846         100          Inactive
  | | |_The New York and Harlem Railroad Company   New York       04/25/1831          97          Inactive
  | | |_The Owasco River Railway, Inc.             New York       06/02/1881         100          Inactive
  | | |_PCC Real Estate, Inc.                      New York       12/15/86           100          Holding Company
  | | | |_PCC Chicago Realty Corp.                 New York       12/23/86           100          Real Estate Developer
  | | | |_PCC Gun Hill Realty Corp.                New York       12/18/85           100          Real Estate Developer
  | | | |_PCC Michigan Realty, Inc.                Michigan       11/09/87           100          Real Estate Developer
  | | | |_PCC Scarsdale Realty Corp.               New York       06/01/86           100          Real Estate Developer
  | | | | |_Scarsdale Depot Associates, L.P.       Delaware       05/05/89            80          Real Estate Developer
  | | |_Penn Central Energy Management Company     Delaware       05/11/87           100          Energy Operations Manager


                                       C-7



  | | |_Pennsylvania Company                       Delaware       12/05/58           100          Holding Company
  | | | |_Atlanta Casualty Company                 Illinois       06/13/72           100(2)       Property/Casualty Insurance
  | | | | |_American Premier Insurance Company     Indiana        11/30/89           100          Property/Casualty Insurance
  | | | | |_Atlanta Specialty Insurance Company    Ohio           02/06/74           100          Property/Casualty Insurance
  | | | | |_Atlanta Casualty Group, Inc.           Georgia        04/01/77           100          Insurance Agency
  | | | | | |_Atlanta Casualty General Agency,     Texas          03/15/61           100          Managing General Agency
                Inc.
  | | | | | |_Atlanta Insurance Brokers, Inc.      Georgia        02/06/71           100          Insurance Agency
  | | | | | |_Treaty House, Ltd. (d/b/a Mr.        Nevada         11/02/71           100          Insurance Premium Finance
                Budget)



AMERICAN FINANCIAL GROUP, INC.
  |_AFC Holding Company
  |_American Financial Corporation                                            % OF STOCK OWNED(1)
  | |_American Premier Underwriters, Inc.          STATE OF    DATE OF           BY IMMEDIATE
  | | |_Pennsylvania Company                       DOMICILE    INCORPORATION    PARENT COMPANY    NATURE OF BUSINESS
                                                   --------    -------------    --------------    ------------------

  | | | | |_Penn Central U.K. Limited              United         10/28/92           100          Insurance Holding Company
                                                   Kingdom
  | | | | | |_Insurance (GB) Limited               United         05/13/92           100          Property/Casualty Insurance
                                                   Kingdom
  | | | |_Delbay Corporation                       Delaware       12/27/62           100          Inactive
  | | | |_Great Southwest Corporation              Delaware       10/25/78           100          Real Estate Developer
  | | | | |_World Houston, Inc.                    Delaware       05/30/74           100          Real Estate Developer
  | | | |_Hangar Acquisition Corp.                 Ohio           10/06/95           100          Aircraft Investment
  | | | |_Infinity Insurance Company               Indiana        07/09/55           100          Property/Casualty Insurance
  | | | | |_Infinity Agency of Texas, Inc.         Texas          07/15/92           100          Managing General Agency
  | | | | |_The Infinity Group, Inc.               Indiana        07/22/92           100          Services Provider
  | | | | |_Infinity National Insurance Company    Indiana        08/05/92           100          Property/Casualty Insurance
  | | | | |_Infinity Select Insurance Company      Indiana        06/11/91           100          Property/Casualty Insurance
  | | | | |_Leader National Insurance Company      Ohio           03/20/63           100          Property/Casualty Insurance
  | | | | | |_Budget Insurance Premiums, Inc.      Ohio           02/14/64           100          Premium Finance Company
  | | | | | |_Leader National Agency, Inc.         Ohio           04/05-63           100          Brokering Agent
  | | | | | |_Leader National Agency of Texas,     Texas          01/25/94           100          Managing General Agency
                Inc.
  | | | | | |_Leader National Insurance Agency of  Arizona        12/05/73           100          Brokering Agent
                Arizona
  | | | | | |_Leader Preferred Insurance Company   Ohio           11/07/94           100          Property/Casualty Insurance
  | | | | | |_Leader Specialty Insurance Company   Indiana        03/10/94           100          Property/Casualty Insurance
  | | | | | |_TALON Group, Inc.                    Ohio           12/12/97           100          Services Provider
  | | | |_PCC Technical Industries, Inc.           California     03/07/55           100          Holding Company
  | | | | |_ESC, Inc.                              California     11/02/62           100          Connector Accessories
  | | | | |_Marathon Manufacturing Companies, Inc. Delaware       11/18/83           100          Holding Company
  | | | | | |_Marathon Manufacturing Company       Delaware       12/07/79           100          Inactive
  | | | | |_PCC Maryland Realty Corp.              Maryland       08/18/93           100          Real Estate Holding Company
  | | | | |_Penn Camarillo Realty Corp.            California     11/24/92           100          Real Estate Holding Company
  | | | |_Penn Towers, Inc.                        Pennsylvania   08/01/58           100          Inactive
  | | | |_Republic Indemnity Company of America    California     12/05/72           100          Workers' Compensation Insurance
  | | | | |_Republic Indemnity Company of          California     10/13/82           100          Workers' Compensation Insurance
              California
  | | | | |_Republic Indemnity Medical             California     03/25/96           100          Medical Bill Review
              Management, Inc.
  | | | | |_Timberglen Limited                     United         10/28/92           100          Investments
                                                   Kingdom
  | | | |_Risico Management Corporation            Delaware       01/10/89           100          Risk Management
  | | | |_Windsor Insurance Company                Indiana        11/05/87           100(2)       Property/Casualty Insurance
  | | | | |_American Deposit Insurance Company     Oklahoma       12/28/66           100          Property/Casualty Insurance
  | | | | | |_Granite Finance Co., Inc.            Texas          11/09/65           100          Premium Financing



                                      C-9



  | | | | |_Coventry Insurance Company             Ohio           09/05/89           100          Property/Casualty Insurance
  | | | | |_El Aguila Compania de Seguros, S.A.    Mexico         11/24/94           100(2)       Property/Casualty Insurance
              de C.V.
  | | | | |_Moore Group Inc.                       Georgia        12/19/62           100          Insurance Holding Company/Agency
  | | | | | |_Casualty Underwriters, Inc.          Georgia        10/01/54            51          Insurance Agency
  | | | | | |_Dudley L. Moore Insurance, Inc.      Louisiana      03/30/78        beneficial      Insurance Agency
                                                                                   interest
  | | | | | |_Hallmark General Insurance Agency,   Oklahoma       06/16/72        beneficial      Insurance Agency
                Inc.                                                               interest
  | | | | | |_Windsor Group, Inc.                  Georgia        05/23/91           100          Insurance Holding Company
  | | | | |_Regal Insurance Company                Indiana        11/05/87           100          Property/Casualty Insurance
  | | | | |_Texas Windsor Group, Inc.              Texas          06/23/88           100          Insurance Agency



AMERICAN FINANCIAL GROUP, INC.
| |_AFC Holding Company
| |_American Financial Corporation
| | |_American Premier Underwriters, Inc.                                     % OF STOCK OWNED(1)
|                                                  STATE OF    DATE OF           BY IMMEDIATE
|                                                  DOMICILE    INCORPORATION    PARENT COMPANY    NATURE OF BUSINESS
                                                   --------    -------------    --------------    ------------------

  | | |_Pennsylvania-Reading Seashore Lines        New Jersey     06/14/01            66.67       Inactive
  | | |_Pittsburgh and Cross Creek Railroad        Pennsylvania   08/14/70            83          Inactive
          Company
  | | |_Terminal Realty Penn Co.                   District of    09/23/68           100          Inactive
  | | |_United Railroad Corp.                      Delaware       11/25/81           100          Inactive
  | | | |_Detroit Manufacturers Railroad Company   Michigan       01/30/02            82          Inactive
  | | |_Waynesburg Southern Railroad Company       Pennsylvania   09/01/66           100          Inactive
  | |_Chiquita Brands International, Inc. (and     New Jersey     03/30/99            40.41(2)    Production/Processing/Distribution
        subsidiaries)                                                                             of Food Products
  | |_Dixie Terminal Corporation                   Ohio           04/23/70           100          Commercial Leasing
  | |_Fairmont Holdings, Inc.                      Ohio           12/15/83           100          Holding Company
  | |_FWC Corporation                              Ohio           03/16/83           100          Financial Services
  | |_Great American Holding Corporation           Ohio           11/30/77           100          Holding Company
  | | |_Great American Insurance Company           Ohio           3/7/1872           100          Property/Casualty Insurance

  | | | |_Agricultural Excess and Surplus          Delaware       02/28/79           100          Excess & Surplus Lines Insurance
            Insurance Company
  | | | |_Agricultural Insurance Company           Ohio           03/23/05           100          Property/Casualty Insurance
  | | | |_American Alliance Insurance Company      Arizona        09/11/45           100          Property/Casualty Insurance
  | | | |_American Annuity Group, Inc.             Delaware       05/15/87            81.13(2)    Holding Company
  | | | | |_AAG Holding Company, Inc.              Ohio           09/11/96           100          Holding Company
  | | | | | |_American Annuity Group Capital       Delaware       09/13/96           100          Financing Vehicle
                Trust I
  | | | | | |_American Annuity Group Capital       Delaware       03/11/97           100          Financing Vehicle
                Trust II
  | | | | | |_American Annuity Group Capital       Delaware       05/27/97           100          Financing Vehicle
                Trust III
  | | | | | |_Great American Life Insurance        Ohio           12/15/59           100          Life Insurance Company
                Company
  | | | | | | |_Annuity Investors Life Insurance   Ohio           11/31/81           100          Life Insurance Company
                  Company
  | | | | | | |_Assured Security Life Insurance    South          05/12/78           100          Life Insurance Company
                  Company, Inc.                    Dakota
  | | | | | | |_CHATBAR, Inc.                      Massachusett   11/02/93           100          Hotel Operator
  | | | | | | |_Driskill Holding, Inc.             Texas          06/07/95        beneficial      Hotel Management
                                                                                   interest
  | | | | | | |_First Benefit Insurance Company    Arizona        01/03/95           100          Life Insurance Company
  | | | | | | |_GALIC Brothers, Inc.               Ohio           11/12/93            80          Real Estate Management
  | | | | | | |_Great American Life Assurance      Ohio           08/10/67           100          Life Insurance Company
                  Company
  | | | | | | |_Loyal American Life Insurance      Alabama        05/18/55           100          Life Insurance Company
                  Company
  | | | | | | | |_ADL Financial Services, Inc.     North          09/10/70           100          Marketing Services
                                                   Carolina
  | | | | | | | |_Purity Financial Corporation     Florida        12/21/91           100          Marketing Services


                                      C-11


  | | | | | | |_Prairie National Life Insurance    South          02/11/76           100          Life Insurance Company
                  Company                          Dakota
  | | | | | | | |_American Memorial Life           South          03/18/59           100          Life Insurance Company
                    Insurance Company              Dakota
  | | | | | | | | |_Great Western Life Insurance   Montana        05/01/80           100          Life Insurance Company
                      Company
  | | | | | | | | |_Rushmore National Life         South          04/16/37           100          Life Insurance Company
                      Insurance Company            Dakota
  | | | | |_AAG Insurance Agency, Inc.             Kentucky       12/06/94           100          Life Insurance Agency Insurance
  | | | | | |_AAG Insurance Agency of              Massachusett   05/25/95           100          Agency
                Massachusetts, Inc.
  | | | | |_AAG Securities, Inc.                   Ohio           12/10/93           100          Broker-Dealer
  | | | | |_American DataSource, Inc.              Delaware       06/15/90           100          Pre-need Trust Services
  | | | | |_American Memorial Marketing Services,  Washington     06/19/80           100          Marketing Services
              Inc.



AMERICAN FINANCIAL GROUP, INC.
| |_AFC Holding Company
| |_American Financial Corporation
| | |_Great American Holding Corporation                                      % OF STOCK OWNED(1)
| | | |_Great American Insurance Company           STATE OF    DATE OF           BY IMMEDIATE
| | | | |_American Annuity Group, Inc.             DOMICILE    INCORPORATION    PARENT COMPANY    NATURE OF BUSINESS
                                                   --------    -------------    --------------    ------------------

 | | | | |_CSW Management Services, Inc.           Texas          06/27/85           100          Pre-need Trust Admin. Services
 | | | | |_GALIC Disbursing Company                Ohio           05/31/94           100          Payroll Servicer
 | | | | |_General Accident Life Assurance         Puerto Rico    07/01/64            99          Life Insurance Company
             Company of Puerto Rico, Inc.
 | | | | |_Keyes-Graham Insurance Agency, Inc.     Massachusett   12/23/87           100          Insurance Agency
 | | | | |_International Funeral Associates, Inc.  Delaware       05/07/86           100          Coop. Buying Funeral Dirs.
 | | | | |_Laurentian Credit Services Corporation  Delaware       10/07/94           100          Inactive
 | | | | |_Laurentian Marketing Services, Inc.     Delaware       12/23/87           100          Marketing Services
 | | | | |_Laurentian Securities Corporation       Delaware       01/30/90           100          Inactive
 | | | | |_Lifestyle Financial Investments, Inc.   Ohio           12/29/93           100          Marketing Services
 | | | | | |_Lifestyle Financial Investments       Ohio           03/07/94        beneficial      Life Insurance Agency
               Agency of Ohio, Inc.                                                interest
 | | | | | |_Lifestyle Financial Investments of    Indiana        02/24/94           100          Life Insurance Agency
               Indiana, Inc.
 | | | | | |_Lifestyle Financial Investments of    Kentucky       10/03/94           100          Insurance Agency
               Kentucky, Inc.
 | | | | | |_Lifestyle Financial Investments of    Minnesota      06/10/85           100          Insurance Agency
               the Northwest, Inc.
 | | | | | |_Lifestyle Financial Investments of    North          07/13/94           100          Insurance Agency
               the Southeast, Inc.                 Carolina
 | | | | |_Loyal Marketing Services, Inc.          Alabama        07/20/90           100          Marketing Services
 | | | | |_New Energy Corporation                  Indiana        01/08/97            49          Holding Company
 | | | | |_Purple Cross Insurance Agency, Inc.     Delaware       11/07/89           100          Insurance Agency
 | | | | |_Retirement Resource Group, Inc.         Indiana        02/07/95           100          Insurance Agency
 | | | | | |_RRG of Alabama, Inc.                  Alabama        09/22/95           100          Life Insurance Agency
 | | | | | |_RRG of Ohio, Inc.                     Ohio           02/20/96        beneficial      Insurance Agency
                                                                                   interest
 | | | | | |_AAG Insurance Agency of Texas, Inc.   Texas          06/02/95           100          Life Insurance Agency
 | | | | |_SPELCO (UK) Ltd.                        United         00/00/00            99          Inactive
                                                   Kingdom
 | | | | |_SWTC, Inc.                              Delaware       00/00/00           100          Inactive
 | | | | |_SWTC Hong Kong Ltd.                     Hong Kong      00/00/00           100          Inactive
 | | | | |_Technomil Ltd.                          Delaware       00/00/00           100          Inactive
 | | | |_American Custom Insurance Services, Inc.  Ohio           07/27/83           100          Management Holding Company
 | | | | |_American Custom Insurance Services      California     05/18/92           100          Insurance Agency & Brokerage
             California, Inc.
 | | | | |_Eden Park Insurance Brokers, Inc.       California     02/13/90           100          Wholesale Brokerage for Surplus
                                                                                                  Lines
 | | | | |_Professional Risk Brokers, Inc.         Illinois       03/01/90           100          Insurance Agency
 | | | | |_Professional Risk Brokers Insurance,    Massachusett   04/19/94           100          Surplus Lines Brokerage
             Inc.
 | | | | |_Professional Risk Brokers of            Connecticut    07/09/92           100          Insurance Agency & Brokerage
             Connecticut, Inc.
 | | | | |_Professional Risk Brokers of Ohio, Inc. Ohio           12/17/86           100          Insurance Agency and Brokerage


                                      C-13


 | | | |_American Custom Insurance Services        Illinois       07/08/92           100          Underwriting Office
           Illinois, Inc.
 | | | |_American Dynasty Surplus Lines Insurance  Delaware       01/12/82           100          Excess & Surplus Lines Insurance
           Company
 | | | |_American Empire Surplus Lines Insurance   Delaware       07/15/77           100          Excess & Surplus Lines Insurance
           Company
 | | | | |_American Empire Insurance Company       Ohio           11/26/79           100          Property/Casualty Insurance
 | | | | | |_American Signature Underwriters, Inc. Ohio           04/08/96           100          Insurance Agency
 | | | | | |_Specialty Underwriters, Inc.          Texas          05/19/76           100          Insurance Agency
 | | | | |_Fidelity Excess and Surplus Insurance   Ohio           06/30/87           100          Property/Casualty Insurance
             Company



AMERICAN FINANCIAL GROUP, INC.
| |_AFC Holding Company
| |_American Financial Corporation
| | |_Great American Holding Corporation                                      % OF STOCK OWNED(1)
| | | |_Great American Insurance Company           STATE OF    DATE OF           BY IMMEDIATE
|_                                                 DOMICILE    INCORPORATION    PARENT COMPANY    NATURE OF BUSINESS
                                                   --------    -------------    --------------    ------------------

   | | | |_American Financial Enterprises, Inc.    Connecticut    1871               100(2)       Closed End Investment Company
   | | | |_American Insurance Agency, Inc.         Kentucky       07/27/67           100          Insurance Agency
   | | | |_American National Fire Insurance        New York       08/22/47           100          Property/Casualty Insurance
             Company
   | | | |_American Special Risk, Inc.             Illinois       12/29/81           100          Insurance Broker/Managing
                                                                                                  General Agency
   | | | | |_American Special Risk I of Arizona,   Arizona        02/06/90           100          Inactive
               Inc.
   | | | |_American Spirit Insurance Company       Indiana        04/05/88           100          Property/Casualty Insurance
   | | | |_Brothers Property Corporation           Ohio           09/08/87            80          Real Estate Investment
   | | | | |_Brothers Barrington Corporation       Oklahoma       03/18/94           100          Real Estate Holding Corporation
   | | | | |_Brothers Cincinnatian Corporation     Ohio           01/25/94           100          Hotel Manager
   | | | | |_Brothers Columbine Corporation        Oklahoma       03/18/94           100          Real Estate Holding Corporation
   | | | | |_Brothers Landing Corporation          Louisiana      02/24/94           100          Real Estate Holding Corporation
   | | | | |_Brothers Pennsylvanian Corporation    Pennsylvania   12/23/94           100          Real Estate Holding Corporation
   | | | | |_Brothers Port Richey Corporation      Florida        12/06/93           100          Apartment Manager
   | | | | |_Brothers Property Management          Ohio           09/25/87           100          Real Estate Management
               Corporation
   | | | | |_Brothers Railyard Corporation         Texas          12/14/93           100          Apartment Manager
   | | | |_Consolidated Underwriters, Inc.         Texas          10/14/80           100          Inactive
   | | | |_Contemporary American Insurance Company Illinois       04/16/96           100          Property/Casualty Insurance
   | | | |_Crop Managers Insurance Agency, Inc.    Kansas         08/09/89           100          Insurance Agency
   | | | |_Dempsey & Siders Agency, Inc.           Ohio           05/09/56           100          Insurance Agency
   | | | |_Eagle American Insurance Company        Ohio           07/01/87           100          Property/Casualty Insurance
   | | | |_Eden Park Insurance Company             Indiana        01/08/90           100          Special Risk Surplus Lines
   | | | |_FCIA Management Company, Inc.           New York       09/17/91            79          Servicing Agent
   | | | |_The Gains Group, Inc.                   Ohio           01/26/82           100          Marketing of Advertising
   | | | |_Great American Lloyd's, Inc.            Texas          08/02/83           100          Attorney-in-Fact - Texas Lloyd's
                                                                                                  Company
   | | | |_Great American Lloyd's Insurance        Texas          10/09/79        beneficial      Lloyd's Plan Insurer
             Company                                                               interest
   | | | |_Great American Management Services,     Ohio           12/05/74           100          Data Processing and Equipment
             Inc.                                                                                 Leasing
   | | | | |_American Payroll Services, Inc.       Ohio           02/20/87           100          Payroll Services
   | | | |_Great American Re Inc.                  Delaware       05/14/71           100          Reinsurance Intermediary
   | | | |_Great American Risk Management, Inc.    Ohio           04/21/80           100          Insurance Risk Management
   | | | |_Great Texas County Mutual Insurance     Texas          04/29/54        beneficial      Property/Casualty Insurance
             Company                                                               interest
   | | | |_Grizzly Golf Center, Inc.               Ohio           11/08/93           100          Operate Golf Courses



                                      C-15


   | | | |_Homestead Snacks Inc.                   California     03/02/79           100(2)       Meat Snack Distribution
   | | | | |_Giant Snacks, Inc.                    Delaware       07/06/89           100          Meat Snack Distribution
   | | | |_Key Largo Group, Inc.                   Florida        07/28/81           100          Land Developer &
                                                                                                  Resort Operator
   | | | | |_Key Largo Group Utility Company       Florida        11/26/84           100          Water & Sewer Utility
   | | | |_Mid-Continent Casualty Company          Oklahoma       02/26/47           100          Property/Casualty
                                                                                                  Insurance
   | | | | |_Mid-Continent Insurance Company       Oklahoma       08/13/92           100          Property/Casualty
                                                                                                  Insurance
   | | | | |_Oklahoma Surety Company               Oklahoma       08/05/68           100          Property/Casualty
                                                                                                  Insurance
   | | | |_National Interstate Corporation         Ohio           01/26/89            52.15       Holding Company



AMERICAN FINANCIAL GROUP, INC.
| |_AFC Holding Company
| |_American Financial Corporation                                            % OF STOCK OWNED(1)
| | |_Great American Holding Corporation           STATE OF    DATE OF           BY IMMEDIATE
| | | |_Great American Insurance Company           DOMICILE    INCORPORATION    PARENT COMPANY    NATURE OF BUSINESS
                                                   --------    -------------    --------------    ------------------

   | | | | |_American Highways Insurance Agency    California     05/05/94           100          Insurance Agency
   | | | | |_Explorer Insurance Agency, Inc.       Ohio           07/17/97        beneficial      Insurance Agency
                                                                                   interest
   | | | | |_National Interstate Insurance Agency  Texas          06/07/89        beneficial      Insurance Agency
               of Texas, Inc.                                                      interest
   | | | | |_National Interstate Insurance         Ohio           02/13/89           100          Insurance Agency
               Agency, Inc.
   | | | | |_National Interstate Insurance Company Ohio           02/10/89           100          Property/Casualty Insurance
   | | | | |_Safety, Claims & Litigation           Pennsylvania   06/23/95           100          Claims Third Party Administrator
               Services, Inc.
   | | | |_OBGC Corporation                        Florida        11/23/77            80          Real Estate Development
   | | | |_Pointe Apartments, Inc.                 Minnesota      06/24/93           100          Real Estate Holding Corporation
   | | | |_Seven Hills Insurance Agency, Inc.      Ohio           12/22/97           100          Insurance Agency
   | | | |_Seven Hills Insurance Company           New York       06/30/32           100          Property/Casualty Reinsurance
   | | | |_Stonewall Insurance Company             Alabama        02/1866            100          Property/Casualty Insurance
   | | | |_Stone Mountain Professional Liability   Georgia        08/07/95           100          Insurance Agency
             Agency, Inc.
   | | | |_Tamarack American, Inc.                 Delaware       06/10/86           100          Management Holding Company
   | | | |_Transport Insurance Company             Ohio           05/25/76           100          Property/Casualty Insurance
   | | | | |_American Commonwealth Development     Texas          07/23/63           100          Real Estate Development
               Company
   | | | | | |_ACDC Holdings Corporation           Texas          05/04/81           100          Real Estate Development
   | | | | |_Instech Corporation                   Texas          09/02/75           100          Claim & Claim Adjustment Services
   | | | | |_TICO Insurance Company                Ohio           06/03/80           100          Property/Casualty Insurance
   | | | | |_Transport Managing General Agency,    Texas          05/19/89           100          Managing General Agency
               Inc.
   | | | | |_Transport Insurance Agency, Inc.      Texas          08/21/89        beneficial      Insurance Agency
                                                                                   interest
   | | | |_Transport Underwriters Association      California     05/11/45           100          Holding Company/Agency
   | | | |_Utility Insurance Services, Inc.        Texas          04/06/95           100(2)       Texas Local Recording Agency
   | | | |_Utility Management Services, Inc.       Texas          09/07/65           100          Texas Managing General Agency
  |_One East Fourth, Inc.                          Ohio           02/03/64           100          Commercial Leasing
  |_PCC 38 Corp.                                   Illinois       12/23/96           100          Real Estate Holding Company
  |_Pioneer Carpet Mills, Inc.                     Ohio           04/29/76           100          Carpet Manufacturing
  |_TEJ Holdings, Inc.                             Ohio           12/04/84           100          Real Estate Holdings
  |_Three East Fourth, Inc.                        Ohio           08/10/66           100          Commercial Leasing


----------------
(1) Except Director's Qualifying Shares.
(2) Total percentage owned by parent shown and by other affiliated company(ies).
(3) Convertible Preferred Stock.


ITEM 27.  NUMBER OF CONTRACT OWNERS

As of March 31, 1998, no Commodore Advantage Contracts had been issued.

ITEM 28.  INDEMNIFICATION

(a)   The   Code  of   Regulations   of   Annuity   Investors   Life   Insurance
Company[REGISTERED] provides in Article V as follows:

      The Corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other persons whom it may indemnify pursuant thereto.

Insofar as indemnification for liability arising under the Securities Act of 1933 ("1933 Act") may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

(b) The directors and officers of Annuity Investors Life Insurance Company[REGISTERED] are covered under a Directors and Officers Reimbursement Policy. Under the Reimbursement Policy, directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers, except to the extent the Company has indemnified them. In general, the term "loss" means any amount which the directors or officers are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement, omission or act by a director or officer while acting individually or collectively in their capacity as such claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $20,000,000 for the policy year ending September 1, 1999. The primary policy under the program is with National Union Fire Insurance Company of Pittsburgh, PA in the name of American Premier Underwriters, Inc.

ITEM 29.  PRINCIPAL UNDERWRITER

AAG Securities, Inc. is the underwriter and distributor of the Contracts as defined in the Investment Company Act of 1940 ("1940 Act").

(a) AAG Securities, Inc. does not act as a principal underwriter, depositor, sponsor or investment adviser for any investment company other than Annuity Investors[REGISTERED] Variable Account A and Annuity Investors[REGISTERED] Variable Account B.

(b) Directors and Officers of AAG Securities, Inc.

NAME AND PRINCIPAL                      POSITION WITH
BUSINESS ADDRESS                        AAG SECURITIES, INC.
------------------                      --------------------
Thomas Kevin Liguzinski (1)             Chief Executive Officer and Director
Charles Kent McManus (1)                Senior Vice President
Mark Francis Muething (1)               Vice President, Secretary and Director
William Jack Maney, II (1)              Director
Jeffrey Scott Tate (1)                  Director
James Lee Henderson (1)                 President
Andrew Conrad Bambeck, III (1)          Vice President
William Claire Bair, Jr. (1)            Treasurer
Thomas E. Mischell (1)                  Assistant Treasurer
Fred J. Runk (1)                        Assistant Treasurer
_________________________

(1)  250 East Fifth Street, Cincinnati, Ohio  45202

(c) Not applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Lynn E. Laswell, Vice President and Controller of the Company, at the Administrative Office.

ITEM 31.  MANAGEMENT SERVICES

Not applicable.

ITEM 32.  UNDERTAKINGS

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Prospectus and Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

(d) The Company represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                                  SIGNATURES

      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Pre-effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned in the City of Cincinnati, State of Ohio on the 29th day of June, 1998.

                            ANNUITY INVESTORS[REGISTERED] VARIABLE ACCOUNT B (REGISTRANT)


                            By: /s/ Robert Allen Adams
                                -------------------------------------
                                Robert Allen Adams
                                Chairman of the Board, President
                                and Director, Annuity Investors
                                Life Insurance Company[REGISTERED]


                            ANNUITY INVESTORS LIFE INSURANCE COMPANY[REGISTERED] (DEPOSITOR)


                              By: /s/ Robert Allen Adams
                                  -----------------------------------
                                  Robert Allen Adams
                                  Chairman of the Board, President
                                  and Director


      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ Robert Allen Adams              Principal Executive          March 31, 1998
------------------------------      Officer, Director
Robert Allen Adams*



/s/ Robert Eugene Allen             Principal Financial          June 29, 1998
------------------------------      Officer
Robert Eugene Allen*



/s/ Lynn Edward Laswell             Principal Accounting         June 29, 1998
-----------------------------       Officer
Lynn Edward Laswell*

/s/ Stephen Craig Lindner           Director                     June 29, 1998
--------------------------------
Stephen Craig Lindner*



/s/ William Jack Maney, II          Director                     June 29, 1998
--------------------------------
William Jack Maney, II*



/s/ James Michael Mortensen         Director                     June 29, 1998
---------------------------
James Michael Mortensen*



/s/ Mark Francis Muething           Director                     June 29, 1998
----------------------------
Mark Francis Muething*



/s/ Jeffrey Scott Tate              Director                     June 29, 1998
---------------------------------
Jeffrey Scott Tate*

* Executed by Elisabeth Dahl on behalf of those indicated pursuant to Power of Attorney.

                                  Exhibit Index

Exhibit Number     Description Of Exhibit
--------------     ----------------------

(1) Resolution of the Board of Directors of Annuity Investors Life Insurance Company[REGISTERED]authorizing establishment of Annuity Investors[REGISTERED]Variable Account B.1/ --

(2)                Not Applicable.

(3)                (a)  Distribution  Agreement  between Annuity  Investors Life
                        Insurance  Company[REGISTERED]and AAG Securities, Inc.2/

                        (i)  Amended Schedule 1 to Distribution Agreement.3/

                   (b) Form of Selling Agreement between Annuity Investors Life Insurance Company[REGISTERED], AAG Securities, Inc. and another Broker- Dealer.1/

(4)                Individual and Group Contract Forms and Endorsements.

                   (a) Form of Bonus Group Flexible Premium Deferred Annuity Contract.3/

                   (b) Form of Certificate of Participation under Bonus Group Contract.3/

                   (c) Form of Bonus Qualified Individual Flexible Premium Deferred Annuity Contract.3/

                   (d) Form of Bonus Non-Qualified Individual Flexible Premium Deferred Annuity Contract.3/

                   (e)  Form of Loan Endorsement to Individual Contract.2/

                   (f) Form of Texas Optional Retirement Program Endorsement to Individual Contract.2/

                   (g) Form of Long-Term Care Waiver Rider to Individual Contract.2/

                   (h)  Form of Loan Endorsement to Group Contract.2/

                   (i) Form of Loan Endorsement to Certificate of Participation under a Group Contract. 2/

                   (j) Form of Deferred Compensation Endorsement to Group Contract.2/

                   (k) Form of Deferred Compensation Endorsement to Certificate of Participation under a Group Contract.2/

                   (l) Form of Texas Optional Retirement Program Endorsement to Group Contract.2/

                   (m) Form of Texas Optional Retirement Program Endorsement to Certificate of Participation under a Group Contract.2/

                   (n)  Form of Long-Term Care Waiver Rider to Group Contract.2/

                   (o) Form of Long-Term Care Waiver Rider to Certificate of Participation under a Group Contract.2/

                   (p) Form of Individual Retirement Annuity Endorsement to Individual Qualified Contract.3/

                   (q) Form of SIMPLE IRA Endorsement to Qualified Individual Contract.3/

                   (r) Form of Roth IRA Endorsement to Qualified Individual Contract.3/

                   (s)  Form of Employer Plan Endorsement  to Group  Contract.3/

                   (t) Form of Employer Plan Endorsement to Certificate of Participation under a Group Contract.3/

                   (u)  Form  of  Employer   Plan   Endorsement   to   Qualified
                        Individual Contract.3/

                   (v) Form of Tax Sheltered Annuity Endorsement to Group Contract.3/

                   (w)  Form of Tax Sheltered Annuity Endorsement to Certificate
                        of   Participation   under  a  Group   Contract.3/

                   (x) Form of Tax Sheltered Annuity Endorsement to Qualified Individual Contract.3/

                   (y) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract.3/

                   (z) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate of Participation under a Group Contract.3/

                   (aa) Form of Qualified  Pension,  Profit  Sharing and Annuity
                        Plan Endorsement to Qualified Individual Contract.3/

                   (bb) Form of  Governmental  Section 457 Plan  Endorsement  to
                        Group Contract.3/

                   (cc) Form of  Governmental  Section 457 Plan  Endorsement  to
                        Certificate of Participation under a  Group  Contract.3/

                   (dd) Form of  Governmental  Section 457 Plan  Endorsement  to
                        Qualified Individual Contract.3/

(5)                (a)  Form of  Application  for  Individual  Flexible  Premium
                        Deferred    Annuity    Contract   and   Certificate   of
                        Participation under a Group Contract.3/

                   (b) Form of Application for Group Flexible Premium Deferred Annuity Contract.3/

(6)                (a)  Articles  of  Incorporation  of Annuity  Investors  Life
                        Insurance Company[REGISTERED].1/ --

                        (i) Amendment to Articles of Incorporation, adopted April 9, 1996, and approved by the Secretary of State, State of Ohio, on July 11, 1996.2/

                        (ii) Amendment to Articles of Incorporation, adopted August 9, 1996, and approved by the Secretary of State, State of Ohio, on December 3, 1996.2/

                   (b) Code of Regulations of Annuity Investors Life Insurance Company.[REGISTERED]1/

(7)                Not Applicable.

(8)                (a)  Participation  Agreement  between Annuity Investors Life
                        Insurance    Company[REGISTERED]and   Dreyfus   Variable
                        Investment Fund.2/ -

                        (i) Letter Agreement dated April 14, 1997 between Annuity Investors Life Insurance Company [REGISTERED] and Dreyfus Variable Investment Fund.2/

                   (b) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED] and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index
                        Fund).2/

                        i)    Letter  Agreement  dated  April 14,  1997  between
                              Annuity       Investors       Life       Insurance
                              Company[REGISTERED] and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index
                              Fund).2/

                   (c) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED] and The Dreyfus Socially Responsible Growth Fund, Inc.2/

                        (i)   Letter  Agreement  dated  April 14,  1997  between
                              Annuity       Investors       Life       Insurance
                              Company[REGISTERED] and The Dreyfus Socially Responsible Growth Fund, Inc.2/

                   (d) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED] and Janus Aspen Series.2/

                        (i) Amended Schedule A to Participation Agreement between Annuity Investors Life Insurance Company and Janus Aspen Series.3/


                   (e) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED] and Strong Variable Insurance Funds, Inc. and Strong Special Fund II, Inc.2/

                   (f)  Participation  Agreement  between Annuity Investors Life
                        Insurance   Company[REGISTERED]   and  INVESCO  Variable
                        Investment Funds, Inc.2/

                        (i) Amended Schedule B to Participation Agreement between Annuity Investors Life Insurance Company and INVESCO Variable Investment Funds, Inc.3/

                   (g)  Participation  Agreement  between Annuity Investors Life
                        Insurance   Company[REGISTERED]   and   Morgan   Stanley
                        Universal Funds, Inc.2/

                        (i) Amended Schedule B to Participation Agreement between Annuity Investors Life Insurance Company and Morgan Stanley Universal Funds, Inc.3/

                   (h) Participation Agreement between Annuity Investors Life Insurance Company[REGISTERED] and PBHG Insurance Series Fund, Inc.2/

                        (i) Service Agreement between Annuity Investors Life Insurance Company[REGISTERED] and American Annuity Group[SERVICEMARK], Inc.1/

                   (j) Agreement between AAG Securities, Inc. and AAG Insurance Agency, Inc.1/

                   (k) Investment Service Agreement between Annuity Investors Life Insurance Company[REGISTERED] and American Annuity Group[SERVICEMARK], Inc. 1/

                   (l)  Service   Agreement   between  Annuity   Investors  Life
                        Insurance   Company[REGISTERED]   and   Strong   Capital
                        Management, Inc.2/

                   (m)  Service   Agreement   between  Annuity   Investors  Life
                        Insurance   Company[REGISTERED]  and  Pilgrim  Baxter  &
                        Associates, Ltd.2/

                   (n)  Service   Agreement   between  Annuity   Investors  Life
                        Insurance Company[REGISTERED] and Morgan Stanley Asset Management, Inc. 2/

                   (o)  Amended  and  Restated  Agreement  between  The  Dreyfus
                        Corporation   and  Annuity   Investors   Life  Insurance
                        Company[REGISTERED].2/

                   (p)  Service   Agreement   between  Annuity   Investors  Life
                        Insurance    Company[REGISTERED]   and   Janus   Capital
                        Corporation.2/

                   (q)  Service  Agreement between INVESCO Funds Group, Inc. and
                        Annuity   Investors   Life   Insurance   Company.3/

                   (r)  Participation   Agreement   between  The  Timothy   Plan
                        Variable Series, Timothy Partners, Ltd. and Annuity Investors Life Insurance Company.3/

                   (s) Service Agreement between The Timothy Plan Variable Series and Annuity Investors Life Insurance Company (filed herewith).

(9)                Opinion and Consent of Counsel.3/

(10)               Consent of Independent Auditors (filed herewith).

(11)               No financial statements are omitted from Item 23.

(12)               Not Applicable.

(13)               Schedule for  Computation  of Performance  Quotations.3/

(14)               Financial Data Schedule.3/

(15)               Powers of Attorney (filed herewith).